Follow-Up Materials


06014054

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ~~Gruppo~~ Lottomatica SPA

*CURRENT ADDRESS ____________________

**FORMER NAME ____________________

**NEW ADDRESS ____________________

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

FILE NO. 82- 34963 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/5/06


ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via C. D. Romagnosi, 18/A
00196 Roma

Tel (+39) 06 324751
Fax (+39) 06 32475504
www.ey.com

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders of
Lottomatica S.p.A. (formerly NewGames S.p.A.)

1. We have audited the consolidated financial statements of Lottomatica S.p.A. and subsidiaries (the Lottomatica Group) as of and for the year ended December 31, 2005 comprising the consolidated balance sheet, the consolidated statements of income, changes in shareholders' equity and cash flows and the related explanatory notes. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. These consolidated financial statements represent the first consolidated financial statements prepared by Lottomatica S.p.A. in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

2. We conducted our audit in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The consolidated financial statements reflect the merger transaction between NewGames S.p.A. (the Merging company), FinEuroGames S.p.A. and Lottomatica S.p.A. which occurred in 2005. The transaction and the effects on the consolidated financial statements are fully described in the explanatory notes. NewGames S.p.A. did not prepare consolidated financial statements as at December 31, 2004 because the company did not hold any majority shareholding. The consolidated financial statements as of December 31, 2005, therefore, represent the first consolidated financial statements and, consequently, do not include comparative financial information. Concurrent with the merger, NewGames S.p.A. has changed its company's name into Lottomatica S.p.A..

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

Prior to the merger with NewGames S.p.A., the incorporated company Lottomatica S.p.A., made the transition to International Financial Reporting Standards. Since the merger transaction, as described in the explanatory notes, was carried out based on the book values of the incorporated company Lottomatica S.p.A., it was considered appropriate to include in attachment A of the consolidated financial statements, the document "Transition to IAS/IFRS" of Lottomatica S.p.A., illustrating the transition effects and including the information related to the reconciliation schedules required by international accounting standard IFRS 1. We issued our audit opinion, dated September 27th, 2005, on the above mentioned document, approved by the Board of Directors of Lottomatica S.p.A. on September 26, 2005 and published as an addendum to the half-yearly report as of June 30, 2005.

3. In our opinion, the consolidated financial statements present clearly and give a true and fair view of the financial position, the result of operations, the changes in shareholders' equity and the cash flows of the Lottomatica Group as of December 31, 2005, and for the year then ended in accordance with IFRS as adopted by the European Union

Rome, March 20, 2006

Reconta Ernst & Young S.p.A.
Signed by: Massimo Antonelli (Partner)

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via G.D. Romagnosi, 18/A
00196 Roma

Tel. (+39) 06 324751
Fax (+39) 06 32475504
www.ey.com

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Lottomatica S.p.A.

1. We have audited the consolidated financial statements of Lottomatica S.p.A. as of and for the year ended December 31, 2004. These financial statements are the responsibility of Lottomatica S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For our opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated March 29, 2004.

3. In our opinion, the consolidated financial statements of Lottomatica S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they present clearly and give a true and fair view of the consolidated financial position of Lottomatica S.p.A. as of December 31, 2004, and the consolidated results of its operations for the year then ended.

Rome, March 23, 2005

Reconta Ernst & Young S.p.A.
signed by: Massimo Antonelli, partner

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)


RECEIVED
2006 JUN -2 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE
SEC MAIL PROCESSING
RECEIVED
JUN 01 2006
WASH. D.C.
199
SECTION


GRUPPO
LOTTOMATICA
giochi e servizi

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005



Company name	**Lottomatica - Società per azioni**
Fiscal Code	^08028081001
Share capital	€ 89,009,280.00 Subscribed € 96,668,640.00 represented by No. 89,009,280 shares with a par value of € 1 each
Registered Office	Rome - Viale del Campo Boario 56/d

Board of Directors :

Chairman and Managing Director	Rosario *BIFULCO*
General Manager	Marco *SALA*
Board Members	Paolo *AINIO* Antonio *BELLONI* Marco *BOROLI* Pietro *BOROLI* Pier Luigi *CELLI* Paolo *CERETTI* Marco *DRAGO* Roberto *DRAGO* Lorenzo *PELLICIOLI* Severino *SALVEMINI* Antonio *TAZARTES*

Executive Committee :

Chairman	Rosario *BIFULCO*
Board Members	Antonio *BELLONI* Paolo *CERETTI* Marco *DRAGO* Lorenzo *PELLICIOLI* Marco *SALA* Antonio *TAZARTES*

Board of Statutory Auditors :

Chairman	Francesco *MARTINELLI*
Regular Members	Paolo Andrea *COLOMBO* Angelo *GAVIANI*
Substitute Members	Giulio *GASLOLI* Marco *SGUAZZINI VISCONTINI*
Independent Auditors	Reconta Ernst & Young S.p.A.

MANAGEMENT REPORT

APPLICATION OF IFRS STANDARDS

Up to December 31, 2004, Lottomatica has been preparing its consolidated financial statements and other interim reports (quarterly and half-year reports) according to Italian accounting standards. From the first half of 2005, Lottomatica Group's financial and economic results have been drawn up in accordance with IFRS standards, as provided by the Issuers' Regulations No. 11971 of May 14, 1999, as amended and supplemented. As provided by Article 3, paragraph 1, of Legislative Decree No. 38 of February 28, 2005, "Exercise of options under Article 5 of the Regulation (EC) No. 1606/2002 on the application of international accounting standards", the Consolidated Financial Statements as of December 2005 were drawn up in accordance with the international accounting standards. As far as the annual accounts are concerned, the same standards will be adopted from 2006 as provided under Article 4, paragraph 1, of Legislative Decree No. 38 of February 28, 2005.

Annex 1, "Transition to IFRS standards", attached to the Half-Year Report as of June 30, 2005, as approved by the Board of Directors of Lottomatica on September 26, 2005, provided details:

1. the accounting options adopted by Lottomatica Group;
2. the accounting treatments chosen in the context of the accounting options under IFRSs;
3. the statements of reconciliation between the consolidated shareholders' equity according to the previous accounting standards and the shareholders' equity recognized in accordance with IFRSs at the following dates:
    - date of transition to IFRSs (January 1, 2004);
    - closing date of the last financial year whose financial statements have been prepared in accordance with the previous accounting standards (December 31, 2004);

4. statements of reconciliation between the economic result shown in the last financial statements drawn up according to the previous accounting standards (2004 financial year) and the result deriving from the application of IFRSs for the same financial year;
5. comments on the main changes made to the cash-flow statement following the introduction of the new accounting standards;
6. consolidated IFRS balance sheets as of January 1, 2004, and December 31, 2004, and the consolidated IFRS income statement for the financial year ended December 31, 2004, with the relevant comments.


GRUPPO
LOTTOMATICA
giochi e servizi

The Merger Transaction

On December 14, 2005, the deed was executed to merge FinEuroGames S.p.A. and Lottomatica S.p.A. by incorporation into NewGames S.p.A., which took on the new name of Lottomatica S.p.A. effective from December 20, 2005.

Like all merger transactions, the Merger is governed by Articles 2501 and following of the Italian Civil Code; apart from this, it is also governed by the provisions under the Consolidation Act and the Consob Regulations since Lottomatica shares are listed on the Electronic Stock Market[1].

Specifically, in order to complete the Merger:

(i) the Extraordinary Shareholders' Meeting of NewGames resolved to increase the share capital serving the Merger by up to Euro 39,989,633.00, through the issue of a maximum number of 39,989,633 ordinary shares, with a par value of Euro 1.00 each, in order to ensure the share swap of Lottomatica ordinary shares held by the shareholders other than FinEuroGames and NewGames, at an exchange ratio of 1 (one) NewGames ordinary share per each 1 (one) Lottomatica ordinary share;

(ii) immediately prior to the effective date of the Merger, all Lottomatica ordinary shares, with a par value of Euro 1.00 each, held by FinEuroGames and - if required - by NewGames, were cancelled without a share swap;

(iii) immediately prior to the effective date of the Merger, all FinEuroGames ordinary shares, with a par value of Euro 1.00 each, representing the entire share capital, held by NewGames, were cancelled without a share swap.

On the effective date of the Merger, therefore, all Lottomatica shareholders other than FinEuroGames and - if required - NewGames, received NewGames ordinary shares, with a par value of Euro 1.00 each - from the capital increase serving the Merger referred to in point (i) above - in a share swap, being entitled to the same rights and characteristics as the Lottomatica outstanding shares.

All NewGames ordinary shares are listed and traded on the Electronic Stock Market.

In this connection, by an order dated December 20, 2005, the Italian Stock Exchange admitted NewGames shares to official listing for trading on the Electronic Stock Market; the date NewGames shares began to be traded on the Electronic Stock Market coincided with the effective date of the Merger, in order to ensure that there was no interruption in the listing of Lottomatica ordinary shares.

Tax effects of the Transaction.

The Merger is fiscally neutral in the sense that it gives rise neither to any realization nor to any distribution of capital gains and losses from the assets of both NewGames, and FinEuroGames and Lottomatica.

A consequence of the Merger is the emergence of a deficit from the cancellation of FinEuroGames and Lottomatica shares, attributable to the increase in the value of FinEuroGames' and Lottomatica's tangible or intangible assets, including goodwill, without generating taxable surplus values. These greater values cannot be recognized for tax purposes due to Article 3, paragraph 2, of Legislative Decree No. 344 of December 12, 2003, which abrogated articles 1 to 6 of Legislative Decree No. 358 of October 8, 1997.

[1] [*Mercato Telematico Azionario*].

FinEuroGames' and Lottomatica's assets are therefore valued for tax purposes at the last value recognized by the merged companies.

Another consequence of the Merger is a surplus from share swap, to which the tax regime under paragraph 6 of Article 172 of the *TUIR* (*Testo Unico delle Imposte sui Redditi*, Consolidation Act on Income Taxes) applies, or the tax regime for capital and reserves (other than those suspended) of the incorporated or merged company, which proportionally contributed to the relevant formation, applies to the capital increase or merger surplus that exceeds the replenishment of the suspended reserves. The capital and capital reserves are considered as not contributing to the formation of the cancellation surplus up to the value of the cancelled equity investment.

For tax purposes, the Merger was effective from January 1, 2005.

Pursuant to Article 172, paragraph 7, of the *TUIR*, the losses of the companies involved in the merger may be deducted from the merging company's income to an amount that does not exceed their respective shareholders' equity as shown in the last financial statements or, if lower, in the balance sheet under Article 2501-*quarter* of the Italian Civil Code, without taking account of the contributions and payments made in the last twenty-four months. In this case, the Merger prevents NewGames' previous tax losses from being carried forward.

It should be noted that Lottomatica's financial statements as of December 31, 2004, showed a revaluation reserve pursuant to Law No. 350 of December 24, 2003, that was entirely released with the payment of substitute tax (pursuant to Law No. 311 of December 30, 2004) in 2005 and subsequently fully distributed.

With effect from the effective date of the Merger, NewGames changed its company name to "Lottomatica S.p.A.", moved its registered office to Rome, Viale del Campo Boario no. 56/D and adopted by-laws almost identical to those of Lottomatica currently in force.

Treatment of the merger deficit.
The merger gave rise to a total deficit of €/000 830,758 from the cancellation of FinEuroGames and Lottomatica shares, due to the difference between book values and the relevant shareholders' equity. This deficit is mainly due to transactions carried out within De Agostini Group, controlling Lottomatica S.p.A..

In this connection, it should be noted that the IFRS international accounting standards do not contain express provisions applicable to the accounting treatment of business combinations of entities under joint control ("inter-group transactions"), this treatment still being under examination by the international accounting bodies responsible for their issue.

In the absence of an unequivocal guidance for the preparation of the Consolidated Financial Statements of Lottomatica according to IFRSs, US FAS 141 accounting standard was adopted, which favors the criterion of "continuity" of historical values within inter-group transactions.

Having regard to this principle, the cancellation deficit that arose from the merger was "adjusted" to align it with the historical value of goodwill / consolidation difference in the consolidated accounts of De Agostini Group.

On the basis of the above considerations, this adjustment was €/000 566,313, substantially reflecting the reversal of part of NewGames' capital increase to serve De Agostini's contribution of FinEuroGames' equity investment, this value being attributable to:



- the capital gain realized by a De Agostini Group company other than Lottomatica S.p.A. in 2004, as a result to transfer the FinEuroGames equity investment to De Agostini (in the context of this transaction, the sale price was based on a valuation from an independent expert);
- the increase in the value of the FinEuroGames equity investment in the annual accounts of De Agostini (before it was contributed to NewGames), due to the exercise of stock option plans on the shares of FinEuroGames itself granted to De Agostini before 2004;
- the amortization of goodwill / consolidation difference in the consolidated accounts of De Agostini Group up to January 1, 2004.

It should be noted that NewGames' total capital increase serving the De Agostini's contribution of FinEuroGames' equity investment was executed by asking a court-appointed expert to value the FinEuroGames equity investment in question, the value emerging being €/000 1,300,000.
In spite of this, precisely because De Agostini intended to carry out a transaction that was neutral from the accounting point of view, i.e. without realizing any capital gain, the contribution was made at the book value of the equity investment as shown in De Agostini's financial statements, equal to €/000 874,775.
The value at which the Lottomatica equity investment in FinEuroGames was entered reflects the increase in the purchase cost arising from the valuation of Lottomatica Group at equity as of 31.12.2004. This valuation entailed an increase in book value of €/000 10,819.
The shareholders' equity attributable to Lottomatica is based on the consolidated figures, in compliance with IFRSs, as of 31.12.2004, net of the dividends distributed during 2005.
A consolidation adjustment was then applied to the figures determined in this way, in order to neutralize the economic effects deriving from dividends from the profit earned by FinEuroGames in 2005 (€/000 36,955) and distributed by Lottomatica based on the 2004 results.
The adjustment was entered as a direct reduction of the cancellation deficit emerging from the merger transaction.

In short, the transaction entailed the following effects on the balance sheet:

Values in €/000	
Contribution value of FinEuroGames (a)	874,775
FinEuroGames valued at equity (b)	308,462
Adjustment to the contribution value (b-a)	-566,313
FinEuroGames Shareholders' equity	226,512
Entry value of Lottomaticavalued at equity in FEG	260,578
Shareholders' equity attributable to Lottomatica Consolidated accounts	88,808
Deficit from FinEuroGames cancellation	648,263
Adjustment due to the valuation of FinEuroGames at equity	-566,313
Deficit from Lottomatica cancellation	171,770
Total deficit from cancellation	**253,720**
Consolidation adjustment for FinEurogames dividends	-36,955
Goodwill	**216,765**

Lottomatica shareholders

Lottomatica S.p.A. shareholding structure


35.71%
55.00%
6.30%
2.99%
De Agostini S.p.A.
Nuova Tirrena
Institutional Investors
Free Float

De Agostini Group: 58.0% (De Agostini S.p.A., Nuova tirrena S.p.A.)
Institutional Investors: 6.3% Fidelity Group

Note: Shareholders as recorded by Consob as of 20.01.2006. For a more faithful and accurate representation of the shareholding structure, the Consob information received after the year-end have been incorporated.

Share Capital as of 31.12.2005: Euro 89,009,280 (divided in no. 89,009,280 ordinary shares, with a par value of Euro 1.00 each)
Share Capital as of 22.01.2006: Euro 89,119,160 (divided in no. 89,119,160 ordinary shares, with a par value of Euro 1.00 each), following the exercise of no. 109,880 stock options.

Lottomatica stock was admitted to the S&P/MIB index, effective from March 21, 2005. This index includes 40 stocks selected among those issued by the main Italian listed companies, based on the ranking of all listed stocks, firstly taking into account the relevant sector, then their liquidity, and the market capitalization utilising the free float criterion.

On May 9, 2005, Toro Assicurazioni S.p.A., a company wholly-owned by De Agostini S.p.A., sold 7% stake of Lottomatica to Mediobanca. De Agostini S.p.A., intending to maintain unaltered the Group's overall exposure to the stock, signed a Total Return Equity Swap agreement with Mediobanca S.p.A., concerning a number of Lottomatica shares equivalent to the number of shares transferred by Toro Assicurazioni S.p.A.. The agreement will expire on March 31, 2006.

Stock market trend in 2005

The strong recovery of the capital markets witnessed in 2004 has continued to drive the main international markets until the beginning of 2005. In particular, after a short period of decline in Stock Exchange lists, the main European stock markets staged a rally from June onwards, reaching the maximum highs of the last four years. Furthermore, for the second year running, the European markets recorded higher performances than the US indices. This trend was also recorded in Italy, and 2005 was a record year for the Italian Stock Exchange.

Lottomatica Stock over the financial year ended December 31, 2005

After a strong performance in 2004, Lottomatica stock peaked in February, then returned to the levels of early 2005 after distributing a dividend of € 1.70 per share in April 2005. Dividend yield, exceeding 6%, was among the highest in the Italian Stock Exchange. Lottomatica stock, together with the main Italian indices and in line with the main European indices, performed particularly well, once again, from July 2005. The stock shot up by 13.4% from January 1 to December 31, 2005, in line with the performance recorded by the main domestic reference index (S&P/Mib, +15.2%).

The average price of the stock over the 2005 financial year was € 28.90. About 90 million shares were traded in the period, with a daily average of 350,874 shares traded.

As of December 31, 2005 Lottomatica market capitalization was equal to €/bn 2.7.

The major stocks within the Leisure, Gaming & Betting industry worldwide performed very well in 2005, in particular the Greek companies Opap and Intralot and the UK company Stanley Leisure, as well as the two US technology suppliers Gtech and Scientific Games. This then confirms the institutional investors' interest in this sector.

On December 20, 2005, Borsa Italiana S.p.A. (the Italian Stock Exchange) allowed ordinary shares of Lottomatica (former NewGames S.p.A.) to be admitted for listing and trading on the Electronic Stock Market, blue-chip index (ticker LTO).

After the agreement for the acquisition by Lottomatica of total control over GTECH Holdings Corporation - a company listed on the New York Stock Exchange and a leading provider of gaming and service technology -, at a price of 35 US dollars (Euro 29.04) per share, was announced on January 10, 2006, Lottomatica stock performed very well reaching a top price of Euro 34.60 on January 17, 2006. More than 26 million shares (about 70% of the entire free float of Lottomatica) were traded in the period between the announcement and the end of February 2006.


Lottomatica +13.4%
S&P/MIB +15.2%
Ftse Eurotop 100
+20.9%
Dow Jones -0.1%
Price per Share (Euro)
120
110
100
90
Volume
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
04 Jan 05
05 Mar 05
04 May 05
03 Jul 05
01 Sep 05
31 Oct 05
30 Dec 05

(Source: Bloomberg - Lehman Brothers)

LOTTOMATICA GROUP AS OF 31.12.2005

As of December 31, 2005, Lottomatica Group is made up of the following companies:


LOTTOMATICA S.p.A.
100%
Lottomatica Sistemi S.p.A.
95%
Consorzio Lottomatica Giochi Sportivi
5%
92.5%
Lottomatica Italia Servizi S.p.A.
63%
Consorzio Lotterie Nazionali
100%
RTI Videolot S.p.A.
100%
Cirmatica Gaming S.A.
100%
Nova Prima s.r.l.
0.004%
99.996%
Invest Game S.A.
100%
Videolot Gestione S.p.A.
3.59%
Impenditori Associati (*)
100%
Lottomatica Argentina S.A. (*)
100%
Lottolatino do Brasil (*)
100%
PCC GS S.p.A.
100%
Totobit Informatica S.p.A.
90%
CARTALIS S.p.A.
20%
60%
SED MULTITEL S.p.A.
100%
TTS srl
100%
LIS Finanziaria S.p.A.
10%
Easy Nolo S.p.A.
(*) Companies in liquidation

Consolidated Group Companies

Lottomatica is a government's concessionaire to manage Lotto and other public games, as well as the parent company of a Group active in the market of games, automated services for citizens and businesses and ticketing services. Furthermore, Lottomatica S.p.A. provides:

- systems and products for games;
- hardware and software terminals and systems to process games and sports/horse racing betting;
- services to assist in the operations management and Help Desk for the Italian National Horse Racing Pari-Mutuel System.

On June 3, 2003, the Consorzio Lottomatica Giochi Sportivi was created between Lottomatica S.p.A., Totobit Informatica Software e Sistemi S.p.A., the Consortium Totocom - Agenzie on-line and Telcos S.p.A., with headquarters in Rome to manage the businesses referred to in the "*Licence to assign activities and public functions regarding sports pools as well as any other games related to sporting events*". Operations began with the first competition of Totocalcio (Football Pools) on August 17, 2003.

Lottomatica Sistemi S.p.A., established on December 10, 1999, is currently wholly owned (100%) by Lottomatica. Lottomatica Sistemi manages the *Centro di Elaborazione Multizona* (Multi-Area Data Processing Center) in Naples. Furthermore, the company began providing technical and commercial assistance from March 2004 through its help desk service.



The purpose of the company is to produce and supply specialized paper supports (betting forms, print-outs, travel tickets, betting and gaming slips); its operating headquarters and facilities are in the town of Tito (Province of Potenza). The company is a wholly-owned subsidiary (100%) of Lottomatica Sistemi.


Consorzio
Lotterie
Nazionali

On December 10, 2003, Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. (taking over for Tecnost


GRUPPO
LOTTOMATICA
giochi e servizi

Sistemi S.p.A. following their merger by incorporation) and Servizi Base 2001 S.p.A. established the "Consorzio Lotterie Nazionali". Consorzio Lotterie Nazionali took over the businesses referred to in the license to manage national lotteries, as signed on October 14, 2003, by the Temporary Business Combine established between the same subjects.
Shares in the endowment fund are divided as follows:
Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%. There has been a growing trend in sales and the Company has continued to extend its distribution network.

***Videolot Gestione* S.p.A.**
The company, a wholly-owned subsidiary (100%) of Lottomatica S.p.A., was established on November 16, 2004, to manage, acquire, distribute and operate amusement and entertainment machines.

RTI Videolot S.p.A.
RTI Videolot S.p.A., 100% owned by Lottomatica S.p.A., was established on February 1, 2005, in order to transfer the license heretofore granted to the Temporary Business Combine for exercising all licensed activities, in compliance with paragraph 4 of the Tender Specifications.


LOTTOMATICA
servizi

Lottomatica Italia Servizi, 92.5% owned by Lottomatica S.p.A., provides services for citizens, businesses, and sporting ticketing services. With the acquisition of the Totobit Group in December 2003, LIS S.p.A. consolidated its position in the services sector.


TOTOBIT INFORMATICA
SOFTWARE & SISTEMI Spa

The company operates a network of multi-function mini-terminals installed at outlets with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services.
At the moment, the system provides fixed and mobile telephone recharging services for all leading national operators. Also note the development of the technological platform to manage instant lotteries in support of the activities carried out by Consorzio Lotterie Nazionali.



This company, 60% owned by Totobit Informatica Software e Sistemi S.p.A., and 20% owned by Lottomatica S.p.A., was established on November 28, 2002, for the purpose of providing a specialized organization capable of ensuring the necessary technological support, by coordinating and managing its own processing centers and through outsourcing, for the typical transaction activities of the remote services offered.


TTS è una società del gruppo Totobit Informatica

This is a company 100% wholly-owned by Totobit Informatica Software e Sistemi S.p.A..
Within the Totobit group, it develops and distributes the software product to process and develop gaming systems at bet collection points. It provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site. It also gathers subscription contracts throughout the territory for the services provided by the parent company.


LIS
finanziaria

This company, 100% owned by Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the Financial Brokers Register pursuant to Article 106 of the *T.U.L.B.* (*Testo Unico delle Leggi in*


GRUPPO
LOTTOMATICA
giochi e servizi

materia Bancaria e Creditizia, Consolidation Act on Banking and Credit Laws), is responsible for managing the Lottomatica Group financial services. The utilities bill payment service was the first service to be developed, becoming fully operational from the end of September 2004


CARTA
LIS

This company was established by LIS Lottomatica Italia Servizi S.p.A. (holding 90% of the share capital) and by Banca Sella S.p.A. (holding 10% of the share capital) on September 12, 2005. Its main activity is to issue stored value through immediate conversion of funds received, as well as the related and instrumental activities within the limits laid down by law, pursuant to Article 114-*bis* and subsequent, of Legislative Decree No. 385/1993, and related implementing provisions issued by the Bank of Italy, in accordance with LIS business plan. Start of operations is expected in early January 2006.

Cirmatica

Cirmatica Gaming S.A., a company incorporated under Spanish law, established on July 25, 2000, is currently 100% owned by Lottomatica. The purpose of Cirmatica Gaming S.A. is the management and administration of financial and equity investments.

Nova Prima

Nova Prima S.r.l., a company 100% owned by Lottomatica S.p.A., was acquired on December 22, 2005, and its entry is connected with the announced acquisition of G-Tech group.

LOTTOMATICA ARGENTINA AND LOTTO DO BRASIL which have been put into voluntary liquidation by Lottomatica on May 13, 2004.

Invest Games s.a.

Invest Games S.A., a company incorporated under Luxembourg law, was established on December 27, 2005, and is currently 99.99% owned by Lottomatica S.p.A.. Its incorporation is connected with the announced acquisition of G-Tech group.

STOCK OPTIONS

PREAMBLE

On December 20, 2005, the merger by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into NewGames S.p.A. came into effect. At the same time, NewGames took on the name of the merged company Lottomatica S.p.A., taking over its relationships, including those regarding stock option plans for Lottomatica group officers and employees.

2003 – 2005 Plans

The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, passed the following resolutions, with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 14, 2003, and in its Board of Directors' Meeting on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions:

- a capital increase against payment, in divisible form, for a maximum of € 2,439,110.00, with the issue, including in more than one issue, of a maximum of 2,439,110 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 2,439,110 options already assigned and still exercisable within the framework of the stock option plan available to employees of the merged company Lottomatica S.p.A. and its direct or indirect subsidiaries;

- a capital increase against payment, in divisible form, for a maximum of € 1,422,667.00, with the issue, including in more than one issue, of a maximum of 1,422,667 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 1,422,667 options already assigned and still exercisable within the framework of the stock option plan available to directors of the of the merged company Lottomatica S.p.A..

The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, also passed the following resolution, with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 14, 2003, and in its Board of Directors' Meeting on May 13, 2004, setting December 31, 2008, as the deadline for subscriptions: a capital increase against payment, in divisible form, for a maximum of € 223,175.00, with the issue, including in more than one issue, of a maximum of 223,175 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 223,175 options already assigned and still exercisable within the framework of the stock option plan available to employees of the merged company Lottomatica S.p.A. and its direct or indirect subsidiaries.

To date, the stock options under the 2003-2005 plans have matured and either have become or will become exercisable, as the case may be, when the requirements are satisfied specified in their respective regulations.

2005 – 2010 Plans

The same Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, also passed the following resolutions, again with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 12, 2005, and in its Board of Directors' Meetings on May 12 and/or July 21, 2005, setting December 31, 2010, as the deadline for subscriptions:

- a capital increase against payment, in divisible form, for a maximum of € 297,580.00, with the issue, including in more than one issue, of a maximum of 297,580 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 297,580 options already assigned by the merged company Lottomatica S.p.A. and still exercisable within the framework of the stock option plan available to managers of the merged company Lottomatica S.p.A. and/or its subsidiaries;

- a capital increase against payment, in divisible form, for a maximum of € 57,016.00, with the issue, including in more than one issue, of a maximum of 57,016 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the stock option plan available to managers of Lottomatica and/or its subsidiaries in relation to no. 57,016 options still attributable by the merged company Lottomatica S.p.A. within the framework of this plan;

- a capital increase against payment, in divisible form, for a maximum of € 219,812.00, with the issue, including in more than one issue, of a maximum of 219,812 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 219,812 options already assigned by the merged company Lottomatica S.p.A. and still exercisable within the framework of the stock option plan available to directors of the merged company Lottomatica S.p.A..

Delegation of powers to the board of directors

Finally, the Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, resolved to delegate the board of directors, pursuant to Article 2443, paragraph 2, of the Italian Civil Code, for a period of five years from the resolution date, the power to implement a capital increase against payment, on one or more occasions, for a maximum nominal amount of € 8,326,520.00, excluding the right of option, serving, *inter alia,* one or more stock option plans available to directors of the Company and to managers of the Company and/or its subsidiaries, up to a maximum limit of € 1,205,777.60 for the first year and € 1,780,185.60 for each year thereafter, without the possibility of cumulating any unused portion in a given year with the portions attributable to subsequent years.

SUMMARY OF CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

CONSOLIDATED INCOME STATEMENT (thousands of euros)	31.12.2005 IFRS	%	31.12.2004 IFRS	%
CONTINUING OPERATIONS				
Total Revenues from sales and services	**582,674**	**100.0%**	**585,774**	**100.0%**
Raw materials and consumables used	31,065	5.3%	29,308	5.0%
Services	188,493	32.3%	218,709	37.3%
Costs for personnel	72,276	12.4%	66,215	11.3%
Other operational costs	24,854	4.3%	39,662	6.8%
-) Other operating charges	22,465	3.9%	24,501	4.2%
-) Provisions	2,389	0.4%	15,161	2.6%
Total operating costs	**316,688**	**54.4%**	**353,894**	**60.4%**
Gross Operating Margin (EBITDA)	**265,986**	**45.6%**	**231,880**	**39.6%**
Amortization, depreciation and write-downs	53,643	9.2%	62,622	10.7%
Operating profit (EBIT)	**212,343**	**36.4%**	**169,258**	**28.9%**
Financial income (charges)	-16,064	-2.8%	-16,957	-2.9%
Adjustments to financial assets	-34	0.0%	812	0.1%
Income taxes for the period	-82,013	-14.1%	-68,236	-11.6%
Net profit from continuing operations	**114,232**	**19.6%**	**84,877**	**14.5%**
Net profit from assets held for sale or discontinuing operations		0.0%	731	0.1%
Net profit for the period	**114,232**	**19.6%**	**85,608**	**14.6%**
Profit attributable to minority interests	1,841	0.3%	-425	-0.1%
Profit attributable to the Group	**112,391**	**19.3%**	**86,033**	**0.0%**

Analysis of income results

As of December 31, 2005, Lottomatica Group showed a consolidated net income of €/000 112,390.
See the next chapters for the analysis of the trends in revenues per individual lines of business and in operating costs.

Trends in revenues by line of business

Games


GIOCO DEL
LOTTO

The figures as of December 31, 2005, showed a decrease compared to the same period of the previous year both in terms of the overall wagers and revenues for the fee due to Lottomatica. There are mainly two types of wagers: "normal" wagers (the so-called "core"), which remains structurally stable over time and allow Lottomatica to achieve significant economic results, and "speculative" bets made on late numbers (meaning those numbers that have not been drawn for more than 100 drawings), where some players concentrate an additional amount of bets, with unit values considerably higher than average.
Data analysis as shown highlights total wagers of €/bn. 7.28, an approximate 38% decrease compared to December 31, 2005. The wagers for late numbers, equal to approximately €/mil.

	Wagers €/000	Bets x 1,000	Revenues €/000
First quarter 2005	2,369,312	689,111	155,203
First quarter 2004	1,960,960	726,204	126,984
Delta %	20.82%	-5.11%	22.22%
Second quarter 2005	1,516,814	595,622	97,355
Second quarter 2004	2,464,208	724,621	158,132
Delta %	-38.45%	-17.80%	-38.43%
First half 2005	**3,886,126**	**1,284,733**	**252,558**
First half 2004	**4,425,168**	**1,450,825**	**285,116**
Delta %	-12.18%	-11.45%	-11.42%
Third quarter 2005	1,567,494	613,487	95,324
Third quarter 2004	3,074,334	740,469	150,355
Delta %	-49.01%	-17.15%	-36.60%
Fourth quarter 2005	1,827,757	674,036	84,406
Fourth quarter 2004	4,223,307	783,301	58,734
Delta %	-56.72%	-13.95%	43.71%
December 31, 2005	**7,281,377**	**2,572,256**	**432,288**
December 31, 2004	**11,722,809**	**2,974,595**	**494,205**
Delta %	-37.89%	-13.53%	-12.53%

1,574, showed a decrease compared to €/mil. 5,654 in the same period of the previous year. "Core" wagers also showed a decrease, totaling €/mil. 5,740 compared to €/mil. 5,654.
As a result of the lower wagers, the total number of bets went down from approximately €/bn. 3.0 as of December 31, 2004, to €/bn. 2.6 in the same period of 2005.
The reduction in wagers is mainly attributable to the absence of late numbers capable of attracting the attention of players, after number 53 being drawn on the Venice wheel. The drop in gambling on late numbers reduced the typical drive that such numbers usually generate on gaming on other numbers/draws also causing in this way, a reduction in core wagers.
Against a -38% decrease in the wagers, Lottomatica revenues amounted to €/mil. 432 compared to €/mil. 494 in 2004.


Consorzio
Lotterie
Nazionali

On October 14, 2003, Lottomatica, as representative of the Temporary Business Combine, entered into an agreement with *AAMS* (*Amministrazione Autonoma dei Monopoli di Stato,* Italian State Monopoly) to grant the License for the automated management service of the national instant and traditional lotteries.
Over this year results from lottery sales showed very positive figures, that is total wagers of €/mil. 1,541.

Specifically, 793 million tickets were sold for the Scratch & Win Lottery, with wagers of €/mil. 1,492, while 16.2 million tickets were sold for the traditional lotteries, with wagers of €/mil. 48.5, compared to 325.5 million tickets sold and wagers of €/mil. 477 for the Scratch & Win Lottery and 20 million tickets and wagers of €/mil. 60 for the traditional lotteries in the same period of 2004.
Five new lotteries were released onto the market over the period: 2-euro "Tutti Frutti" and "Fai Scopa!", 3-euro "Las Vegas", "Super Poker" and "Stella Stellina" and 5-euro "Miliardario". All of these games show satisfactory sales levels, confirming the positive acceptance by the market even for high-priced games.
The launch of these new products was supported by advertising campaigns based on television, billboards, newspapers and Internet.

Furthermore, in the frame of the 3rd European Lotteries Congress, held in Rome from June 12 to June 16, 2005, a contest was organized with the participation of European lotteries for the best spots in the categories: "TV Spot in Lotto", "TV Spot in Instant Tickets", "TV Spot in Sports Betting". Lottomatica, as a consortium member taking part in the "Instant Tickets" section, came out victorious with the "Scacchi" spot.

Therefore, the strategy of progressively raising the average sale price by consolidating the four price categories, while the management of the existing game portfolio is still continuing to be balanced with the introduction of new games.
As to sales of the 2-euro games, "Thriller Tris" lottery was suspended, for which sales results were unsatisfactory and a request was made to *AAMS* to bring it to an end in order to proceed to destroy the mass of unsold product. This game was replaced by the "Tutti Frutti" lottery, to which "Fai Scopa!" was also added.
In addition to the "Miliardario" lottery, a new 1-euro lottery ("Portafortuna") was also developed in 2005, and the launch is expected in 2006.
Furthermore, expansion of the distribution network continued, with the operative launch of sales in the bar and newsstand channel, in addition to growth of the tobacconists channel.

Traditional lotteries



As previously pointed out, the performance of the traditional lotteries are not satisfactory, due to the product itself: obsolete, not positioned on the market and with few distinguishing and appealing characteristics. The lotteries closed in 2005 are *Agnano, Viareggio, Lignano* and *Venice*.

A number of promotional activities (mainly targeted at retailers and distributors) and advertising activities (mainly targeted at end clients) were undertaken for the *Italia Lottery*, for which 15,211,360 tickets were sold, to increase awareness of the Lottery and therefore raise the number of tickets sold. These activities were undertaken in addition to promotion on TV programs "Ballando con le stelle" and "Vita in diretta" proposed by *RAI* (the Italian television), whose results, however, were not in line with expectations.
In fact, the number of tickets sold, a little more than 15 million, was a 22% drop on the number sold last year.
Furthermore, it should be noted that consumers are seen to be increasingly more inclined to lotteries and games that give a result immediately, or at least in the short term; this trend emerges from specific game industry research and the more general Italian consumer trends.
Revenues totaled €/000 54,901 in 2005 (€/000 15,808 as of 31.12.2004) and related to the fee for the sale of traditional and instant lottery tickets over the period. Specifically:

- €/000 53,449 related to the sale of instant lottery tickets (€/000 14,535 as of December 31, 2004);
- €/000 1,452 related to the sale of traditional lottery tickets (€/000 1,273 as of December 31, 2004).


TRIS
al servizio dell'ippica

Below is the table illustrating Wagers and Revenues for the game carried out on behalf of the licensee Sarabet:

Values in € (000)	31.12.2004	31.12.2005	Delta %
Total Volume Collected	595,589	550,606	-7.55%
Volume collected by the Group	68,146	76,686	12.53%
Market share	11.44%	13.93%	-2.49%
Lottomatica Group revenues	**1.124**	**1.265**	

Tris showed a 7.55% decline in 2005 compared to 2004, while Lottomatica wagers showed an increase by over 12 percentage points.



Starting on August 17, 2003, Lottomatica, through Consorzio Lottomatica Giochi Sportivi, qualified as concessionaire, gathers the sports pools for the games "Totocalcio", "Totogol" and "9", and starting on December 19, 2004, gathers the Pari-Mutuel betting.

As of 31.12.2005, Lottomatica Giochi Sportivi had a market share of 25.46. Below is the table illustrating the Volume Collected and Fees

		31/12/2004	31/12/2005
Market POS		21,500	20,500
Consorzio G.S. Pos		5,800	5,400
% Consorzio G.S. Pos:		27.0%	26.3%
Market volume	€/000	443,202	315,006
- Totocalcio	"	*312,274*	*262,682*
- Totogol	"	*130,928*	*52,324*
Consorzio G.S. volume	"	116,581	80,191
- Totocalcio	"	*81,499*	*66,165*
- Totogol	"	*35,082*	*14,026*
Market Share		26.3%	25.46%
- Totocalcio		26.1%	25.2%
- Totogol		26.8%	26.8%
Fee	€/000	4,022	3,163

In autumn 2005, the Italian State Monopolies' issued directorial decrees regulating new horse racing games.

Specifically:

< the new games "Vincente nazionale" and "Accoppiata nazionale" were regulated by directorial decree dated October 26;

< the games "Quartè nazionale" and "Quintè nazionale" and "Nuova Tris nazionale" were launched by directorial decree dated December 20.

The essential innovations in these new decrees are:

< the transfer of the license to collect wagers from Sarabet to the sports pools concessionaires, including Consorzio Lottomatica Giochi Sportivi;

< the adjustment of the fee from 1.98% to 3.45% of the net wagers from all games, except for "Vincente Nazionale" for which a fee of 1(one) percent is envisaged.

As a result of this, the additional deed to the Sports Pools license was signed in October, bringing betting on Italian horse-races into the product portfolio of Consorzio Lottomatica Giochi Sportivi.

Sports Pools (Totocalcio and Totogol) market showed a decline of approximately 29 percentage points, while Lottomatica Giochi Sportivi a decline of approximately 31%.
The decline in sports pools is partly offset by the introduction of new games, such as Pari-Mutuel betting (launched in December 2004) and horse racing betting (launched in November 2005).

Gaming Machines

On July 15, 2004, Lottomatica - as representative of the Temporary Business Combine formed with Triplet S.p.A. (hereinafter referred to as "RTI") - executed with the Ministry of Finance - *AAMS* (*Amministrazione Autonoma dei Monopoli di Stato*, Italian State Monopoly) the License Agreement to activate and operate the network for the management of legal



games via remote connection, using gaming machines.
On February 1, 2005, Lottomatica and Triplet formed the company RTI Videolot S.p.A., complying with the provisions under the Tender Specifications in order to take over the license.
On May 2, 2005, *AAMS* authorized RTI Videolot S.p.A. to take over the License in the place of RTI, and on May 12, after being authorized by *AAMS,* Triplet sold Lottomatica its shareholding held in RTI Videolot.
Following the taking over by RTI Videolot S.p.A. in order to ensure the regular performance of the licensed activities, it became necessary to transfer the business segment that Lottomatica had acquired as representative of RTI to RTI Videolot S.p.A., initially by leasing it.
After a valuation by an expert appointed by the Court of Rome, the lease was changed into a contribution of a Business.
The value of the Branch of Business that was contributed, on the basis of the valuation that was arranged, was equal to Euro 3,106,481.64
On the proposal of the Board of Directors, the Extraordinary Shareholders' Meeting of RTI Videolot, held on December 29, 2005, therefore resolved to increase the share capital up to a maximum amount of Euro 3,226,481.00, through the issue of no. 3,106,481 RTI Videolot Shares, with a par value of Euro 1.00 each, that is without share premium, excluding the right of option under Article 2441, paragraph 4, of the Italian Civil Code.

In implementation of the above, effective from December 31, 2005, Lottomatica contributed the video lotteries branch of business to the company RTI Videolot S.p.A., which consists of hardware components and the processing system linking the amusement and entertainment machines to the remote network for collecting wagers from legal games.

Furthermore, on May 13, 2005, a new circular letter was issued to regulate financial flows connected with the collection of legal games payments, for VAT purposes.
For the purposes of these new regulations, accounting policies have been adjusted, while contractual relationships entered into with retailers and operators are in the process of being modified accordingly.
The new scheme, in fact, conveys the entire amount of revenues (proportioned to a percentage of 11.50% of collection) to the concessionaire and makes it responsible for subsequently paying the other persons (retails and operators) involved in the business.

Specifically, this business includes both the activation and operation of the remote network to manage legal games, under the License entered into with *AAMS*, and the direct management of amusement and entertainment machines installed in outlets, tobacconists and bet collection points in the Lottomatica network, or hotels, by virtue of the master agreement executed by the parent company Lottomatica with Federalberghi, with the help of partner operators.
The main subjects of the License are the links from the machines to the system, which allow the data from the games played to be transmitted to the central Sogei system, check for its regularity and compliance with the law and the biweekly payment to *AAMS* of the unified state tax (*PREU, Prelievo Erariale Unico*), set at 13.5% of the bets, which is directly collected by the operators in all outlets not under direct management and then paid out to the Concessionaire.

A consideration is payable for linking up with the system, generally varying according to the sums put into the machines.
The Concessionaire has put 44 operators under contract; to date, in a market formed by approximately 180,000 machines, it holds about no. 12,000 authorizations, over 8,500 of



which installed in outlets (bars, licensed betting holes, tobacconists, bet collection points, etc.).
RTI Videolot obtained a permanent license to operate the system on February 2, 2006.

Machines are managed direct with the help of some specialized firms, identified on a local basis, whose duty is to verify the potential of outlets, choose the most suitable and best-performing machines, install and operate them, making the necessary investment direct and receiving a consideration proportionate to the bets.

To date, the Concessionaire directly manages about 1,800 machines installed, with volume collected reaching an average of Euro 54,000 per year, compared to an average of Euro 75,000 related to linked-up machines.

Services

The companies in the Services Business unit of Lottomatica Group recorded consolidated revenues of €/mil 64.7 (+32% compared to 2004) and an EBITDA of €/mil. 37 (+39% compared to 2004). This increase is due both to the growth in the existing service segments and the introduction of new services, such as stamp duties, utilities bills payment and recharging services (3 and the digital terrestrial service operators).

Services provided by Lottomatica Group may be divided as follows:

- Commercial services: Among these,Lottomatica distributes services for commercial operators (i.e., electronic top-up services distributed by Lottomatica for pre-paid mobile and fixed-line telephone accounts, ticketing for sporting and musical events) and collects payments from end-users for which it retains a fee. .
- Payment services: collection and payment through LIS Finanziaria S.p.A.. The main services are the payment of utility bills, local fines and duties. LIS Finanziaria also collects payments due on behalf of the creditor.
- Processing services: Lottomatica provides a processing and network service on behalf of third parties, without collecting amounts due. The most important of these services are telephone top-ups and Digital Terrestrial TV cards, payment of car road taxes, fidelity card services and, starting from 2005, stamp duties services.

These services are offered by LIS Lottomatica Italia Servizi S.p.A., Totobit Informatica Software e Sistemi S.p.A. - 100% acquired in the course of 2003 – and Lis Finanziaria S.p.A.. The acquisition of Totobit group companies was of strategic importance for Lottomatica, allowing to take advantage of the opportunities arising from the widening of the services offered to the public, the availability of a parallel technological infrastructure which is separate from that of the Lotto terminals and the possibility of extending and diversifying the outlets network.

As of 10.05.2005 migration of the top-up service from Mael to POS technology has been completed. Subsequently, the other businesses will also migrate. The development of the alternative network will offer the end client the chance to pay not only in cash, but also through a Pagobancomat card.

Finally, Cartalis S.p.A., a company 15% owned by Banca Sella S.p.A. and 85% owned by Lottomatica Italia Servizi S.p.A., was established in September, to develop activities in the



Stored Value sector. The company has filed with the Bank of Italy an application for authorization to become an *IMEL* (*Istituto di Moneta Elettronica*, Electronic Money Institute).

Commercial services

Electronic top-up services for pre-paid mobile telephone accounts



Services sector growth has been driven more than any other by the electronic top-up services for pre-paid mobile telephone accounts.

Starting in July 2006, operators TIM, Vodafone, Wind, Tiscali, Albacom and Telecom were joined by the mobile telephony operator 3 (H3G), thus completing the offer. Totobit, through its direct outlets, also offers telephone top-ups services. As of 31.12.2005 more than 200.4 million top-ups had been sold, through over 32,000 Lottomatica and Totobit direct outlets, compared to approximately 181.9 million as of 31.12.2004. The face value collected (telephone traffic + recharge fee) raised from €/bn. 2.37 in 2004 up to €/bn. 2.73 in 2005, with net revenues of €/000 35,865 compared to net revenues of €/000 29,157 as of 31.12.2004 (showing a growth of €/000 6,708 in absolute values). This growth is connected to the ever-increasing trend towards on-line with the consequential erosion of the scratch card market.

Sale of Digital Terrestrial TV cards

Mid-September saw the start of the top-up service of the Mediaset Premium card and LA7 plus-card to purchase events broadcast on the digital terrestrial platforms. As of 31/12/2005, over 118,000 cards had been topped up, for an amount of approximately €/000 2,471.

Automated ticketing services

LIS has offered automated ticketing service since 1998 for purchasing individual and season tickets to sporting events through the Lottomatica network.

Revenues as of 31.12.2005 totaled €/000 5,613 compared to €/000 5,298 as of 31.12.2005 (+6.0%).

The increase is due to the diversification of the ticketing business to cover not only sporting activities, but also ticketing of musical events (+34% of revenues compared to the corresponding period in 2004). LIS continues to manage the sale of all events organized at the Auditorium, including those organized by third parties at the "Parco della Musica" Auditorium thus managing approximately 100 parallel events. Beginning in 2004, it is possible to purchase tickets/subscriptions not only through the channels already existing: bet collection points, plus points, special points and sports facilities, but also via call centers. As of 31.12.2005, 23,321 tickets had been sold via this channel.

An additional successful channel is Internet. In fact, as of 31.12.2005, the number of tickets sold totaled 60,154 (+ 168% compared to 31.12.2004), against revenues of €/000 200.

Overall, the tickets sold through our on-line ticketing service system were approximately 4.1 million, with receipts over €/000 35,518 at the LIS outlets.

Payment services

Utilities bills and local taxes payment




GRUPPO
LOTTOMATICA
giochi e servizi

Starting from January 27, it has been possible to pay not only Telecom utility bills (September 2004) but also those of ENEL at the authorized outlets. The end client pays € 1.00 commission just as that payable at the Post Office or Banks with the added advantage of avoiding queues to pay utilities bills.
Starting from May 18, it has been possible to also pay taxes, duties and charges, whose collection is managed by Soris S.p.A. a company established by the Municipality of Turin, in addition to Telecom and ENEL utility bills, at the authorized points.
As of 31.12.2005, approximately 455,000 bills had been paid for a total amount of approximately €/000 42,800. Starting from October, the Telecom bills may also be paid in ash. Finally, De Agostini bill payment service was activated at the authorized outlets.

Payment of fines



Thanks to the commercial support of *ANCITEL* (National Association of the Italian Municipalities), the service was activated to pay municipal fines in 101 cities, thus covering approximately 80% of the population resident in provincial capitals.
The Municipality of Rome (starting from February) and the Municipality of Naples (starting from August) joined the *Ancitel* network to provide the fine payment service.

Processing services

Top-ups processing services

Through Totobit S.p.A., Lottomatica provides top-ups processing services for 10 major clients, giving them terminals, customer assistance, the processing platform and the links between the outlets and the Totobit data center and from it to the operators. In 2005, Totobit sold 72.4 million top-ups, for a value (face value + recharge fee) of approximately €/bn.1.

Citizen services


Furbollo

Starting from 1999, car road taxes can also be paid at tobacconists through Lottomatica network as well as at the post office and *ACI* (Italian Automobile Club) offices, simply by entering the vehicle license plate number and tax disc expiry date.
As of 31.12.2005, approximately 12 million car road taxes have been paid through over 23,026 bet collection points, with a turnover of €/000 7,628 for this service, with a 2% drop compared to 31.12.2004 (€/000 7,788), mainly due to the opening of alternative payment methods and channels.


QUI
PUOI
PAGARE
IL CANONE TV

The license fees may be paid at Lotto bet collection points/tobacconists.
The service involves connecting in real time with the management system for the national user archives, to ensure the security and integrity of the data transmitted.
This fee is almost entirely paid in January. 1,399,000 fees were paid through the Lottomatica network over the period under consideration, with overall revenues of approximately €/000 606. Compared to the same period in 2004 there is a 4% increase, both in terms of

transactions volume and of revenues.

Unified taxes

At the beginning of 2002, L.I.S. implemented a new service regarding payment of the unified taxes. As is known, Law No. 488 of December 23, 1999 (2000 Budget Law) instituted the unified tax for the entry of an action into the docket. This tax replaces court and legal taxes such as: docket registration tax, court fees, revenue stamps and writ of summons issued by the process server.
As of 31.12.2005, over 2,272,000 fees have been paid through the activated network, generating revenues for approximately €/000 587 compared to €/000 492 as of 31.12.2005 (+19%).

Stamp Duties services

In September 2005, the new plan to dematerialize stamp duties started, after undergoing trials involving eight authorized outlets located in Rome from July 4. In fact, stamp duties retailers may enter into a contract with Totobit under which they are equipped with a technological infrastructure allowing stamp duties to be purchased and issued in printed form in the outlet itself. The new system is very convenient for the retailer, who is not obliged to keep stocks, always has the denomination required and does not run the risk of theft. The data are then transmitted, on a daily basis, to the Revenue Agency, which collects the amounts due from the outlets. The success of this scheme is borne out by massive participation leading to the installation of 17,980 LIS Printer terminals as of 31.12.2005, after a few months of operation. Furthermore, over €/mil. 57 of stamp duties had been bought in December, showing a very high increase over the preceding month.

Operating costs and analysis of EBITDA

Operating costs totaled €/000 316,689 (€/000 353,894 as of 31.12.2004).
As of 31.12.2005, EBITDA was equal to €/000 265,986 compared to €/000 231,880 as of 31.12.2004.
The impact of margins on revenues from sales and services passed from 39.6% in 2004 to 45.6% in 2005.
The following factors contributed to the higher margins obtained in spite of lower revenues:

- ***operating efficiencies (€/mil. 30.3):*** in 2005, cost saving and operating efficiency process continued, in spite of the normal adjustments for inflation, and this allowed substantial economies to be achieved. Specifically, the process of technological innovation on the Lotto network, already started in previous years, was further strengthened with the launching of a program of replacement of old technology system equipment with equipment with superior functional characteristics. This project, which took shape in the second half of 2005, will be concluded during 2006;
- ***paper supports (€/mil. 3.4)***: the savings made during 2005 arose from both the integration as supplier of PCC Giochi e Servizi and from greater rationalization and improvements in the handling of deliveries;
- ***personnel costs:*** the increase realized is attributable to the combined effect of adapting the Group's managerial structures and the remuneration changes deriving from contractual and inflationary dynamics;
- ***other efficiencies (€/mil 7.3):*** mainly attributable to the rationalization of the overall cost base and the re-definition of internal operational methods;

- ***services development:*** during 2005, the services business' positive trend continued in terms of revenues and EBITDA, driven by the good performance of the sales of top-ups and the consolidation of the other businesses;
- ***Lottery development:*** after its launch during the second half of 2004, the instant lottery business recorded very good results during 2005. This had an impact both on revenues and on EBITDA.

The *promotional and advertising* activities carried out in 2005 have supported the important innovations to Lotto introduced by 2005 Budget Law.
As early with the first drawing in January 2005, new winning multipliers became effective for three, four and five numbers, with bigger prizes for players, if they win.
The biggest increase is for "five numbers", with a multiplier that rose from 1 million to 6 million times the bet posted. The significant innovation, already supported at the outlets with informational materials, was also covered by a specific advertising campaign supported by an integrated media plan (TV, radio, dynamic billboards, Internet) and by a promotional activity at the outlets and outdoors extended up to July 31 ("Datti un cinque " campaign).
Since March, another innovation relating to the exact order of the drawn number was introduced (it is possible to guess the exact position of a number is drawn on a wheel).
This game offers an opportunity for more experience players, more familiar with and practiced of Lotto. Therefore, the focus is on habitual, assiduous players.
May witnessed the launch of two important novelties which contributed to innovating the Lotto. The National Wheel and the Automated Drawing. The National Wheel, broadcast live on television in addition to the wheel of Rome, have quickly achieved a high level of approval particularly by those who were not able to associate completely with the 10 existing wheels.
The Automated Drawing, which only worked with the National and Rome Wheels on an experimental basis, marked an important development in the history of the Lotto. It met with an excellent approval rating by both players and potential players, strengthening the values of reliability, security and transparency which already characterized it.
Furthermore,as per the Budget Law, the automated drawing was introduced experimentally in June and then in October there was a press campaign in the main national dailies to remind all players of the third weekly drawing.
The feature of the second half-year was the "Gioca Rigioca" promotion and the advertising campaign that brought it to the attention of the public.
The "Gioca Rigioca" campaign inaugurated a very captivating sitcom type of format starring Lello Arena, the delightful comic from Naples, in a series of short sketches with a cheerful, friendly flavor.
The message that ran through all the themes was the twofold opportunity of winning offered by the promotion and the rich prizes at stake.
Both the promotions were linked to a system of incentives for bet collection operators, allowing for additional prizes on the basis of the number of players.
For the analysis of the individual components under the expenditure items, reference is made to the Notes to the Consolidated Financial Statements.

Below is a table comparing figures deducible from the audited income statement for 2005, as prepared according to IFRSs and from the relevant comparative figures with the similar quantities redetermined according to previous accounting standards and presented in the IFRS 1 reconciliation statements limited to 2004 financial year. For reasons of consistency, the comparison is extended to the two-year period 2004-2005, since this was the year witnessing the first-time adoption of IFRS accounting standards.



CONSOLIDATED INCOME STATEMENT *(thousands of euros)*	ITA GAAP 31.12.2004	%	IFRS 31.12.2004	%	ITA-IAS Change	Adjustments	Reclassifications
CONTINUING OPERATIONS							
Total revenues from sales and services	**1,235,167**	**100.0%**	**585,774**	**100.0%**	**(649,393)**	**(55)**	**(649,338)**
Raw materials and consumables used	365,072	29.6%	29,308	5.0%	(335,764)		(335,764)
Services	517,731	41.9%	218,709	37.3%	(299,022)	13,538	(312,560)
Costs for personnel	56,102	4.5%	66,215	11.3%	10,113	6,831	3,282
Other operational costs	32,291	2.6%	39,662	6.8%	7,371	634	6,737
-) Other operating charges	24,084	1.9%	24,501	4.2%	417	(9)	426
-) Provisions	8,207	0.7%	15,161	2.6%	6,954	643	6,311
Total operating costs	**971,196**	**78.6%**	**353,894**	**60.4%**	**(617,302)**	**21,003**	**(638,305)**
Gross Operating Margin (EBITDA)	**263,971**	**21.4%**	**231,880**	**39.6%**	**(32,091)**	**(21,058)**	**(11,033)**
Amortization, depreciation and write-downs	66,758	5.4%	62,622	10.7%	(4,136)	(4,136)	0
EBITA	**197,213**	**16.0%**	**169,258**	**28.9%**	**(27,955)**	**(25,194)**	**(2,761)**
Goodwill Amortization	53,966	4.4%	0		(53,966)	(53,966)	0
Operating profit (EBIT)	**143,247**	**11.6%**	**169,258**	**28.9%**	**26,011**	**(79,160)**	**105,171**

CONSOLIDATED INCOME STATEMENT *(thousands of euros)*	ITA GAAP 31.12.2005	%	IFRS 31.12.2005	%	ITA-IAS Change	Adjustments	Reclassifications
CONTINUING OPERATIONS							
Total revenues from sales and services	**1,546,639**	**100.0%**	**582,674**	**100.0%**	**(963,965)**	**864**	**(964,829)**
Raw materials and consumables used	493,317	31.9%	31,065	5.3%	(462,252)		(462,252)
Services	674,537	43.6%	188,493	32.3%	(486,044)	3,481	(489,525)
Costs for personnel	61,465	4.0%	72,276	12.4%	10,811	8,387	2,424
Other operational costs	19,886	1.3%	24,854	4.3%	4,968	10	4,958
-) Other operating charges	17,507	1.1%	22,465	3.9%	4,958		4,958
-) Provisions	2,379	0.2%	2,389	0.4%	10	10	0
Total operating costs	**1,249,205**	**80.8%**	**316,688**	**54.4%**	**(932,517)**	**11,878**	**(944,395)**
Gross Operating Margin (EBITDA)	**297,434**	**19.2%**	**265,986**	**45.6%**	**(31,448)**	**(11,014)**	**(20,434)**
Amortization, depreciation and write-downs	65,245	5.3%	53,643	9.2%	(11,602)	(11,602)	0
EBITA	**232,189**	**18.8%**	**212,343**	**36.2%**	(19,846)	**588**	**(20,434)**
Goodwill Amortization	144,610	11.7%	0	0.0%	(144,610)	(144,610)	0
Operating profit (EBIT)	**87,579**	**7.1%**	**212,343**	**36.2%**	**124,764**	**145,198**	**(20,434)**

As of 31.12.2005, the representation of EBITDA, as calculated according to IFRSs, showed a decrease of €/000 31,449 compared to the margin from the application of the Italian accounting standards as of the same date; below is the relevant breakdown:

- adjustments to increase operating costs for a total of €/000 11,878 (compared to adjustments of €/000 21,003 as of 31.12.2004), basically relating to the reversal of capitalizations due to lack of IFRS requirements and the recognition of values linked to employee benefits (stock options and discounting-back of the Staff Severance Fund);
- adjustments to increase operating costs for €/000 21,747, essentially deriving from the allocation of the relevant income statement items under extraordinary income and charges. This values does not include the reclassification made pursuant to IAS 18 (revenues recognition), since it did not determined changes in the EBITDA level.

As far as EBIT is concerned (€/000 212,342 as of 31.12.2005 compared to €/000 169,258 as of 31.12.2004), the financial statements as of 31.12.2005 confirmed the increased margin shown on EBITDA, also thanks to lower amortization, depreciation and write-downs compared to the previous year (€/000 53,643 as of 31.12.2005 compared to €/000 62,622 as of 31.12.2004).

It will also be recalled that goodwill is no longer amortized based on the asset's useful life. Instead, the related values are subject to annual impairment tests with the entry in the income statement of any write-down.



Investments

Cash-flow from investing activities totaled €/000 -91,298. Group investments total €/000 93,854, of which €/000 86,067 refer to property, plant and equipment.

CONSOLIDATED CASH-FLOW STATEMENT *(thousands of euros)*	31.12.2005	31.12.2004
Cash flow from operating activities before changes in net working capital	201.950	181.780
Change in Net Working Capital	-11,209	68,715
Cash flow from operating activities [a]	190.741	250.495
Investments in fixed assets:		
- *intangible assets*	-7,787	-15,772
- property, plant and equipment	-86,067	-24,332
- *Fixed assets from the merger*	0	
Proceeds from sales, or reimbursement value, of fixed assets	2,556	64,540
Cash flow from investing activities [b]	-91.298	24.436

€/000 9,601 of this figure refer to restructuring and adaptation works (€/000 8,115) and fittings (€/000 1,486) on Lottomatica's new headquarters located at Viale del Campo Boario.

The further amounts, equal to €/000 74,652, refer to the purchase of plant and machinery for the up-dating and strengthening of the Group companies' equipment, with particular reference to Lottomatica within the project to replace the old M230 and M350 terminals. The most significant amounts per company refer to:

- Lottomatica S.p.A. for €/000 57,763, of which €/000 52,875 relate to the purchase of new terminals;
- Videolot Gestioni S.p.A. for €/000 2,821 to purchase equipment for collection from entertainment games;
- Totobit S.p.A. and LIS S.p.A. for €/000 11,466 to strengthen the collection network at bet collection points;
- RTI Videolot S.p.A. for €/000 1,209 to purchase the hardware components allowing to link up entertainment machines.

Net debt position

Consolidated net debt position (thousands of euros)	31.12.2005	31.12.2004
Cash and cash equivalents	(246,163)	(241,661)
Short-term portions of long-term payables/(receivables)	473	473
Short-term loans	7,260	3,320
Short-term debt/(cash and cash equivalents)	**(238,430)**	**(237,868)**
Long-term loans/(cash and cash equivalents)	359,653	358,028
Net debt/(cash and cash equivalents)	**121,223**	**120,160**
Derivative instruments valued on a mark-to-market basis	263	3,302
Current financial assets	(31,808)	(72,120)
Net debt position	**89,678**	**51,342**

The net debt position includes payables of €/000 359,653 for long-term loans; this item primarily consists of the bond for €/000 360,000 issued in December 2003, expiring on December 22, 2008. This debt is shown net of charges and discount on the issue, which have been capitalized: therefore, the amount entered in the accounts is equal to €/000 358,443. Payables for long-term loans also include the share of leasing expiring beyond 12 months (€/000 1,210).

Cash and cash equivalents (€/000 246,163) are made up of current accounts or sight deposits.

Short-term loans (€/000 7,260) is broken down as follows: €/000 6,517 of payables for winnings to be paid and €/000 743 for the share of leasing expiring within 12 months.

Current financial assets (€/000 31,808) are made up of Treasury Bills (*BOT*s) in the portfolio (€/000 29,357), receivables from Bingoplus (€/000 1,644), receivables from *AAMS* (€/000 627 of contributions and €/000 155 of winnings paid in advance by Consorzio Lottomatica Giochi Sportivi) and other items (€/000 25).

The net debt position also includes liability items related to interest accrued on the bond for the period 23/12/05 – 31/12/05 (€/000 473) and the derivative instruments valued on a mark-to-market basis held by Consorzio Lotterie Nazionali to hedge foreign exchange risks (€/000 263).

For an easier view of management dynamics, below are the consolidated statements related to the analysis of the balance sheet position and the cash-flow statement showing the figures for Lottomatica Group as of 31.12.2004, before the completion of the merger transaction in 2005:

CONSOLIDATED CASH-FLOW STATEMENT *(thousands of euros)*	31.12.2005	31.12.2004
Net profit before taxes for the period	**196.245**	**153.844**
Adjustments for:		
- Depreciation of Property, Plant and Equipment	38,410	47,176
- Amortization of Intangible Assets	8,531	7,535
- Capital (gains) losses on disposal of Fixed assets	493	
- (Revaluations) or write-downs of fixed assets	4,786	
- Other non-monetary items	35,498	41,460
- Income taxes	-82,013	-68,236
Cash flow from operating activities before changes in net working capital	**201.960**	**181.780**
Change in Net Working Capital	-11,209	68,715
Cash flow from operating activities [a]	**190.741**	**250.495**
Investments in fixed assets :		
- intangible assets	7,787	15,772
- property, plant and equipment	-86,067	-24,332
- Fixed assets from the merger	0	
Proceeds from sales, or reimbursement value, of fixed assets	2,556	64,540
Cash flow from investing activities [b]	**-91.298**	**24.436**
Changes in loans and other items	-107,166	-57,366
Capital increase/(Distribution of dividends) and other Shareholders' Equity adjustments	11,702	-173,051
Cash flow from financing activities [c]	**-95.464**	**-230.417**
Increase/(decrease) in cash and cash equivalents [a+b+c]	**3.979**	**44.514**
Cash and cash equivalents at the beginning of the period - merging company	**120**	
Cash and cash equivalents at the beginning of the period - merged companies	**242.064**	
Cash and cash equivalents at the beginning of the period		197,147
Cash and cash equivalents at the end of the period	**246.163**	**241.661**

Analysis of the consolidated balance sheet *values in thousands of euros*	December 31, 2005	December 31, 2004
Receivables from Customers	112,375	58,647
Inter-company receivables	1,442	167
Inventories	14,436	10,448
Receivables from others	168,105	113,520
Payables to suppliers	-260,754	-175,379
Inter-company payables	-44,252	-4,529
Payables to others	-229,829	-233,494
Net current assets	**-218,477**	**-230,600**
Property plant and equipment	158,248	117,356
Intangible assets	10,774	11,717
Financial assets	887	2,078
Net fixed assets	**169,909**	**131,151**
Provisions for risks and charges	-53,329	-43,832
Staff Severance Fund	-7,619	-7,105
Other Assets/Liabilities	47,836	72,430
NET OPERATING INVESTED CAPITAL	**-61,680**	**-77,956**
Goodwill	663,613	446,648
NET INVESTED CAPITAL	**601.933**	**368.692**
Share capital	89,009	88,939
Reserves	279,804	138,140
Profits (losses) carried over	23,490	-541
Profit (loss) for the period	112,391	86,038
Group's shareholders' equity	**504,694**	**312,576**
Minority interests	**7,561**	**4,770**
(Cash/Banks) and Short-term Payables/(Receivables)	-270,159	-306,686
Medium-term Financial Payables/(Receivables)	359,836	358,032
(inter-company) Financial (Receivables)	0	0
(inter-company) Financial Payables	0	0
Financial coverage	**89,678**	**51,346**
TOTAL SOURCES	**601.933**	**368.692**

HUMAN RESOURCES

As of December 31, 2005, Lottomatica Group had 1,084 employees, compared to 1,027 as of December 31, 2004.

Below is the breakdown:

Employees	31/12/2005	31/12/2004
Lottomatica S.p.A.	664	628
Lottomatica Italia Servizi S.p.A.	40	33
-) Totobit S.p.A.	61	41
-) TTS Srl	21	21
-) Sed Multitel S.p.A.	11	8
-) LIS Finanziaria S.p.A.	5	7
Lottomatica Sistemi S.p.A.	207	213
-) PCC GS S.p.A.	74	75
Cirmatica	1	1
RTI Videolot S.p.A.	=	=
Videolot Gestione S.p.A.	=	=
Consorzio Lotterie Nazionali	=	=
Consorzio Giochi Sportivi	=	=
Total	**1,084**	**1,027**

REFERENCE REGULATORY FRAMEWORK

Below is the institutional legal framework, including the main innovations introduced in the second half of 2005:

- DECREE BY THE FINANCE MINISTRY - SEPTEMBER 20, 2005
  Regulations on drawing games linked to consumption.
- DECREE BY THE FINANCE MINISTRY - NOVEMBER 17, 2005
  Procedures to manage the amounts due by the concessionaires to AAMS, their recognition in the accounts of *AAMS*, procedures and time requirements for payment of the amounts due to the beneficiaries, as well as the concessionaires accounting fulfillments, deriving from the management of the new Horse Racing Pari-Mutuel System bets.
- Revenue Agency Order - November 21, 2005
  Amendment to order dated September 15, 2005, concerning the football activities organizers' right, under decree of June 6, 2005, on safety in football grounds, to assign a new seat in the same fiscal sector.
- DECREE BY THE FINANCE MINISTRY - NOVEMBER 21, 2005
  Procedures to award an additional prize for 2005 Italia Lottery.
- DECREE BY THE FINANCE MINISTRY - NOVEMBER 30, 2005
  Identifying he events to be associated with the national lotteries in 2006.
- DECREE BY THE FINANCE MINISTRY - DECEMBER 15, 2005
  Creation of the new Horse Racing Pari-Mutuel System bet formula named "Nuova Tris nazionale".
- DECREE BY THE FINANCE MINISTRY - DECEMBER 20, 2005
  Technical regulations on betting formulas named "Quartè Nazionale" and "Quintè nazionale".
- DECREE BY THE FINANCE MINISTRY - DECEMBER 23, 2005
  Technical regulations on betting forms for betting formulas named "Vincente nazionale", "Accopiata nazionale", "Nuova Tris nazionale", "Quartè nazionale" and "Quintè nazionale".
- DECREE BY THE FINANCE MINISTRY - DECEMBER 23, 2005
  Announcement and technical procedures for operating the national instant lottery named "Medaglia d'oro".
- DECREE BY THE FINANCE MINISTRY - DECEMBER 23, 2005
  Technical procedures for operating the national lottery of the *Festival della Canzone italiana di Sanremo* and the *Carnevali* of Acireale, Gallipoli, and Viareggio – 2006 Events.
- LAW NO. 266 OF DECEMBER 30, 2005
  Provisions on preparation of annual and multi-year budget (2006 Budget Law).
- DECREE-LAW NO. 272 - DECEMBER 30, 2005
  Urgent measures to ensure safety and financing of the next winter Olympic Games, as well as its internal operations. Provisions to support the successful treatment of habitual drug users.
- DECREE BY THE FINANCE MINISTRY - JANUARY 11, 2006
  Unit stake-bet of pari-mutuel system bets other than horse racing bets, under Decree No. 278 issued by the Finance Ministry on August 2, 1999, as amended.
- DECREE BY THE FINANCE MINISTRY - JANUARY 13, 2006
  Accepting bets at fixed odds on sports and non-sports competitions of primary importance at a national and international level.
- DECREE BY THE FINANCE MINISTRY - JANUARY 19, 2006



Lotto drawings time-tables.

- DECREE BY THE FINANCE MINISTRY - JANUARY 30, 2006
  Determination of the taxable lump-sum base for 2006, related to the mechanical or electro-mechanical amusement and entertainment machines, under Article 14-*bis*, paragraph 5, of the Presidential Decree No. 640 of October 26, 1972, as amended.
- DECREE BY THE FINANCE MINISTRY - JANUARY 30, 2006
  Procedures to carry out automatic checks of payments related to the entertainment tax on amusement and entertainment machines, under Article 110, paragraph 7, of the *T.U.L.P.S.* (*Testo Unico delle Leggi di Pubblica Sicurezza,* Consolidation Act on Public Order Laws), as well as the mechanical or electro-mechanical amusement and entertainment machines, under Article 14-*bis*, paragraph 5, of the Presidential Decree No. 640 of October 26, 1972, as amended.

COMPLIANCE MODEL UNDER LEGISLATIVE DECREE NO. 231/2001

In March 2005, Lottomatica introduced the compliance model under Legislative Decree No. 231/2001 into the company, also adopting the regulatory amendments introduced by Legislative Decree No. 61/2002.

The compliance Model consists of a combination of rules, tools and conduct whose purpose is to give the Company a system that is reasonably likely to detect and prevent criminal offences being committed pursuant to Legislative Decree No. 231/2001, by the entity itself or by the persons subject to its direction and supervision.

The elements that make up the compliance Model are:

- the code of conduct and the internal disciplinary system that ensures the compliance with the Model;
- the map of risk activities;
- the principles for supervising risk activities;
- changes to internal procedures;
- the board responsible for supervising and operating the Model.

The Lottomatica Supervisory Board has laid down the rules for its proceedings and, during 2005, implemented a Plan of Action to monitor the compliance Model that has been adopted and to assess its suitability, meeting periodically to evaluate the checks carried out by the Internal Audit department and to examine the information flows that have been activated.

In fact, the compliance Model that has been adopted envisages the obligation to provide information to the Supervisory Board.

The obligation takes the form of reporting flows that company managers and departments must systematically transmit to the Supervisory Board on the basis of appropriate rules that have been stated and circulated, so that the Board has the information in good time that is necessary for it to perform its role of monitoring the compliance Model's effectiveness.

PROCESSING OF PERSONAL DATA

Article 34 of Legislative Decree No. 196 of June 20, 2003, requires certain security measures to be taken in the event of the electronic processing of personal data, according to the procedures laid down in the technical specifications under Annex B to the law. Among these requirements is the one specified in letter (g) for "an updated Security Policy Statement" (*DPS, Documento Programmatico sulla Sicurezza*).

DPS is the document that specifies the technical and organizational security measures adopted on the basis of risk analysis, task and responsibilities distribution within the structure responsible for processing the data themselves, in order to protect personal data in compliance with the law, from the point of view both of their correct storage and their correct handling.

In compliance with the provisions under Legislative Decree No. 196/2003, Lottomatica reviewed and updated the *DPS* which was prepared in 2004.



Outlook

The favorable trend continued in 2006, both in the games and in the services market.

The first two months of 2006 confirm the good performance of Lotto, which generate wagers that are in line with expectations and are higher than at the end of 2005, even if has not reached the levels attained at the beginning of 2005, which were still associated with the effect generated by the number 53 on the Venice wheel.

In the first months of 2006, instant lotteries recorded substantial increases inwagers over the same period in the previous year, and are exceeding their growth forecast.

The services business is consolidating the results it has achieved and, thanks to the performance of the new products offered (stamp duties in particular) is recording a substantial increase over the same period in the previous year and is in lien with the expected results.

The market share of the sports pools is substantially firm compared to the end of 2005, while the growth trend of the TRIS market share that was already shown in the latter part of 2005 is being confirmed.

Following the acquisition of Gtech, which is expected to take place by June 2006, the consolidated results will see a substantial impact on assets and income, whose effect has still not been quantified up to this moment.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF 31.12.2005


GRUPPO
LOTTOMATICA
giochi e servizi

Consolidated Balance Sheet - Assets *(thousands of euros)*	*notes*	**Report as of 31.12.2005**
A) Non-current assets		
Property, plant and equipment	*1)*	158,248
Goodwill	*2)*	663,613
Intangible assets	*3)*	10,774
Investments valued at equity	*4)*	
Securities and equity investments	*5)*	452
Other (non-current) assets	*6)*	570
Deferred tax assets	*7)*	55,009
Total non-current assets		**888,666**
B) Current assets		
Inventories	*8)*	14,436
Trade receivables and other receivables	*9)*	116,263
Current financial assets	*10)*	31,791
Other (current) assets	*11)*	189,808
Receivables for taxation	*12)*	3,370
Cash and cash equivalents	*13)*	246,163
Assets held for sale or discontinuing operations	*14)*	
Total current assets		**601,831**
TOTAL ASSETS		**1,490,497**

Consolidated Balance Sheet - Liabilities *(thousands of euros)*	*notes*	31.12.2005
A) Shareholders' Equity	*15)*	
Share capital		89,009
Legal Reserve		
Share premium reserve		261,844
Other reserves		41,450
-) Share swap reserve		22,737
-) Other reserves		18,713
Net profit (loss)		112,391
Total Group Shareholders' Equity		**504,694**
Minority interests		**7,561**
B) Non-current liabilities		
Long-term loans	*16)*	359,653
Staff Severance Fund	*17)*	7,618
Provision for deferred taxes	*18)*	44,233
Long-term provisions	*19)*	8,587
Total non-current liabilities		**420,091**
C) Current liabilities		
Trade payables and other payables	*20)*	305,006
Derivative instruments	*21)*	263
Short-term loans	*22)*	7,260
Short-term portions of long-term loans	*23)*	473
Other (current) liabilities	*24)*	233,620
Payables for taxation	*25)*	11,020
Short-term portions of long-term provisions	*26)*	509
Liabilities associated with assets held for sale or discontinuing operations	*27)*	
Total current liabilities		**558,151**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,490,497**



Consolidated Income Statement *(thousands of euros)*	*notes*	**31.12.2005**
Revenues	28)	569,154
Other earnings and proceeds	29)	13,641
Capitalization of internal construction costs - materials and consumables	30)	24
Change in inventories	31)	(145)
Total Revenues		**582.674**
Raw materials and consumables used	32)	31,065
Services	33)	188,493
Costs for personnel	34)	72,276
Amortization, depreciation and write-downs	35)	53,643
Other operating costs	36)	24,854
Total operating costs		**370.331**
Operating profit		**212.343**
Financial income (charges)	37)	**(16.064)**
Adjustments to financial assets	38)	**(34)**
Share of income (charges) from equity investments in associated companies and JVs valued at equity	39)	
Income before taxes		**196.245**
Income taxes for the period	40)	**82.013**
Net profit from continuing operations		**114.232**
Profit from assets held for sale or discontinuing operations		
Net profit for the period		**114.232**
share attributable to minority interests		**1.841**
share attributable to the Group		**112.391**
Earnings (loss) per share - basic:	41)	**1.28**
Earnings (loss) per share - diluted:	41)	**1.23**

CONSOLIDATED CASH-FLOW STATEMENT (thousands of euros)	31.12.2005
Net profit before taxes for the period	**196,245**
Adjustments for:	
- Depreciation of Property, Plant and Equipment	38,410
- Amortization of Intangible Assets	8,531
- Capital (gains) losses on disposal of Fixed assets	493
- (Revaluations) or write-downs of fixed assets	4,786
- Other non-monetary items	35,498
- Income taxes	-82,013
Cash flow from operating activities before changes in net working capital	**201,950**
Change in Net Working Capital	-11,209
Cash flow from operating activities [a]	**190,741**
Investments in fixed assets:	
- intangible assets	-7,787
- property, plant and equipment	-86,067
- Fixed assets from the merger	0
- financial assets	
Proceeds from sales, or reimbursement value, of fixed assets	2,556
Cash flow from investing activities [b]	**-91,298**
Repayment of medium/long-term loans	-150,000
Changes in short-term loans	42,834
Distribution of dividends	-67,983
Capital increases	70,500
Other changes in Shareholders' Equity	9,185
Cash flow from financing activities [c]	**-95,464**
Increase/(decrease) in cash and cash equivalents [a+b+c]	**3,979**
Cash and cash equivalents at the beginning of the period- merging company	**120**
Cash and cash equivalents at the beginning of the period - merged companies	**242,064**
Cash and cash equivalents at the end of the period	**246,163**


GRUPPO
LOTTOMATICA
giochi e servizi

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 2005

(thousands of euros)	ATTRIBUTABLE TO THE PARENT COMPANY'S SHAREHOLDERS						Minority interests			Total Shareholders' Equity
	Share capital	Share premium reserve	Share swap reserve	Other reserves	Net profits (losses) for the period	Total	Capital and reserves	Net profits (losses) for the period	Total	
Balances as of January 1, 2005	120				-46	74				74
Contribution and merger	88,889	271,609	22,737			383,235	5,720		5,720	388,955
Other changes				-46	46	0				0
Profit (loss)					112,391	112,391		1,841	1,841	114,232
Other changes		-9,765		18,759		8,994				8,994
Balances as of December 31, 2005	89,009	261,844	22,737	18,713	112,391	504,694	0 5,720	1,841	7,561	512,255

It should be noted that the merged company Lottomatica distributed dividends of €/000 67,983 to third parties over the 2005 financial year.

Explanatory notes

LOTTOMATICA GROUP

1. Form, structure and scope of the consolidated financial statements.

General information

Lottomatica is a government's concessionaire to manage the Lotto and other public games, as well as the parent company of a Group active in the market of games, automated services for citizens and businesses and ticketing services. Furthermore, Lottomatica S.p.A. provides:

- systems and products for games;
- hardware and software terminals and systems to process games and sports/horse racing betting;
- services to assist in the operations management and Help Desk for the Italian National Horse Racing Pari-Mutuel.

Lottomatica's registered office is located in Rome, at Viale del Campo Boario and has been incorporated in Italy.

The parent company of Lottomatica S.p.A. is De Agostini S.p.A..

The publication of Lottomatica Group's consolidated financial statements for the financial year ended December 31, 2005, was authorized by a resolution passed by the Board of Directors on March 9, 2006.
At the same meeting, the Board of Directors proposed to distribute a dividend of Euro 1.30 per share.

The Merger transaction

The 2005 financial year was characterized by the merger by incorporation of FinEuroGames S.p.A. and Lottomatica S.p.A. into NewGames S.p.A. and these are the first consolidated financial statements of the merging company, which until December 31, 2004, was a non-operating companies.
Specifically, on December 14, 2005, the deed was executed to merge FinEuroGames and Lottomatica by incorporation into NewGames, which took on the new name of Lottomatica S.p.A. effective from December 20, 2005.

Like all merger transactions, the Merger is governed by Articles 2501 and following of the Italian Civil Code; apart from this, it is also governed by the provisions under the Consolidation Act and the Consob Regulations since Lottomatica shares are listed on the Electronic Stock Market.

t

The effects of the merger on third parties, which involve the merging company having the full right to take over all the rights and obligations pursuant to Article 2504-*bis* of the Italian Civil Code, from the merged companies, were effective from December 20, 2005, while the accounting and tax effects were effective from January 1, 2005, in accordance with Article


GRUPPO
LOTTOMATICA
giochi e servizi

2501-*bis*, paragraph 1, points 5 and 6 , of the Italian Civil Code. The transaction was fiscally neutral.

Form and Content

The 2005 financial year sees the first consolidated financial statements of the merging company NewGames S.p.A. (or the new Lottomatica S.p.A.) and includes the balance sheet values from the merged companies Lottomatica S.p.A. and FinEuroGames S.p.A., as of January 1, 2005. Therefore, there are no comparative figures in the formats of the financial statements, as NewGames did not hold controlling interests at December 31, 2004, and until that date was a non-operating company.

For an easier view of management dynamics, the Notes to the Financial Statements report the comparative figures for the previous financial year for the merged company Lottomatica, as reported in the consolidated financial statements as of December 31,2004, as restated in accordance with IFRSs adopted by the European Union. In fact, it should be noted that, like New Games S.p.A., FinEuroGames S.p.A. was a non-operating company in 2004, and that neither of them had any employees.

Furthermore, in order to provide fuller information, where the details are significant, the tables in the Notes to the Financial Statements tend to show separately the effects and values of the merger transaction that was carried out during the financial year from those related to operations.

As provided by Article 3, paragraph 1, of Legislative Decree No. 38 of February 28, 2005, "Exercise of options under Article 5 of the Regulation (EC) No. 1606/2002 on the application of international accounting standards", these consolidated financial statements were drawn up in accordance with IFRSs adopted by the European Union.
As of December 31, 2005, the Group companies and the Parent Company will prepare their financial statements according to the Italian accounting standards and, for the purposes of the consolidated accounts, made the adjustments in accordance with IFRSs in force as of December 31, 2005.
As far as the annual accounts of Lottomatica S.p.A. are concerned, the same standards will be adopted effective from 2006, as provided under Article 4, paragraph 1, of Legislative Decree No. 38 of February 28, 2005.
Up to December 31, 2004, Lottomatica S.p.A. (the company merged by incorporation) has been preparing its consolidated financial statements and other interim reports (quarterly and half-year reports) according to Italian accounting standards. From the first half of 2005, Lottomatica Group's financial and economic results and the periods under comparison have been drawn up in accordance with IFRSs adopted by the European Union.

Annex 1, "Transition to IFRS standards", attached to the half-Year Report as of June 30, 2005, as approved by the Board of Directors of Lottomatica (the merged company) on September 26, 2005, provided details about the following:
- accounting options adopted by Lottomatica Group;
- accounting treatments chosen in the context of the accounting options under IFRSs;
- statements of reconciliation between the consolidated shareholders' equity according to the previous accounting standards and the shareholders' equity recognized in



accordance with IFRSs at the following dates:
- date of transition to IFRSs (January 1, 2004);
- closing date of the last financial year whose financial statements have been prepared in accordance with the previous accounting standards (December 31, 2004);

- statements of reconciliation between the economic result shown in the last financial statements drawn up according to the previous accounting standards (2004 financial year) and the result deriving from the application of IFRSs for the same financial year;
- comments on the main changes made to the cash-flow statement following the introduction of the new accounting standards;
- consolidated IFRS balance sheets as of January 1, 2004, and December 31, 2004, and the consolidated IFRS income statement for the financial year ended December 31, 2004, with the relevant comments.

In particular, it should be noted that transition to IFRSs has meant that the estimates previously made according to the Italian accounting standards have been maintained, except in those cases where the adoption of IFRS accounting standards has not required estimates to be made using different methods.

SCOPE OF CONSOLIDATION

The scope of consolidation of the Lottomatica Group as of September 30, 2005, comprises the following Companies:

- *LIS Lottomatica Italia Servizi S.p.A.*, 92.5% owned by Lottomatica S.p.A. (92.5% as of 31.12.2004), which provides services for citizens and businesses via the Lotto Game network;
- *Lottomatica Sistemi S.p.A.,* 100% owned by Lottomatica S.p.A. (100% as of 31.12.2004), which manages the *Centro di Elaborazione Multizona* (Multi-Area Data Processing Centre) in Naples and provides technical assistance through its help desk service and commercial assistance;
- *Cirmatica Gaming S.A.,* 100% owned by Lottomatica S.p.A., whose objects are to acquire, manage and administer financial and equity investments;
- *PCC Giochi e Servizi S.p.A.*, 100% owned by Lottomatica Sistemi S.p.A. (100% as of 31.12.2004). The company is active in the sector of specialist hardcopy media;
- *Consorzio Lottomatica Giochi sportivi*, established on June 3, 2003, 85% directly owned by Lottomatica and 5% indirectly owned through the subsidiary Totobit Informatica Software e Sistemi S.p.A.. Consorzio is active in the collection of wagers from betting pools and sporting games, as well as from pari-mutuel system betting;
- *Consorzio Lotterie Nazionali*, established on December 10, 2003, between Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. and Servizi Base 2001 S.p.A., is active in the management of the traditional and instant National Lotteries.

  Shares in the endowment fund are divided as follows:

  Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%.
- *RTI Videolot S.p.A.,* 100% owned by Lottomatica S.p.A., is the concession company to activate and operate the network for the management of legal games via remote connection, using amusement and entertainment equipment, as well as to perform related activities and functions;
- Videolot Gestione S.p.A., 100% owned by Lottomatica S.p.A., operates video lotteries, in the capacity as operator of Amusement and entertainment equipment;


GRUPPO
LOTTOMATICA
giochi e servizi

- *Totobit Informatica Software e Sistemi S.p.A.* acquired in December 2003 and 100% owned by Lottomatica Italia Servizi S.p.A., operates an extensive network of multi-function mini-terminals installed at shops with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services "for citizens";
- *Sed Multitel S.p.A.*, 60% owned by Totobit Informatica Software e Sistemi S.p.A. and 20% by Lottomatica S.p.A.. The company was established on November 28, 2002, has, at its disposal, a specialized organization capable of ensuring the necessary technological support, by coordinating and managing its own processing centers and through outsourcing, for the typical transaction activities of the remote services offered;
- *TTS S.r.l.,* 100% owned by Totobit Informatica Software e Sistemi S.p.A., whose business is to develop and distribute the software product to process and develop gaming systems at bet collection points; it provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site; it also gathers subscription contracts throughout the territory for the services provided by the parent company;
- *LIS Finanziaria S.p.A.,* 100% owned by Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the *Albo degli Intermediari Finanziari* (Financial Brokers Register) pursuant to Article 106 of the *T.U.L.B.* (*Testo Unico delle Leggi in materia Bancaria e Creditizia,* Consolidation Act on Banking and Credit Laws) is the company responsible for managing the financial services that the parent company plans to bring into its network. It became fully operational in September 2003;
- *Carta LIS S.p.A.,* established on September 12, 2005, 90% owned by LIS Lottomatica Italia Servizi S.p.A., which shall be active in the issue of electronic money, through immediate conversion of funds received;
- *Lottolatino do Brasil* and *Lottomatica Argentina,* non-operating companies which have been put into liquidation;
- *Nova Prima S.r.l.,* a company 100% owned (effective from December 22, 2005), whose entry in the scope of consolidation is associated with the announced acquisition of G-TECH group; for details, reference is made to note no. 8 "*Subsequent Events*".

2. Presentation of the Financial Statements

The accounting statements have been drawn according to the following procedures:
- in the Balance Sheet current and non-current assets and liabilities have been shown separately;
- in the Income Statement the analysis of costs has been effected according to their nature;
- the indirect method has been used in the Cash-Flow Statement.

The amounts are shown in thousands of euros, unless otherwise indicated.
The financial statements as of December 31, 2005, were prepared on a going concern basis.

3. Accounting Standards and Policies

Compliance with IFRSs

The consolidated financial statements of Lottomatica Group were prepared in compliance with International Financial Reporting Standards (IFRSs).

Consolidation principles

The Consolidated Financial Statements include the accounts of Lottomatica S.p.A. and its subsidiaries, having taken into account the jointly-controlled companies (joint ventures), businesses of insignificant size, companies in liquidation and those carrying out unrelated business activities.
All the inter-group balances and transactions, including any unrealized profits or losses deriving from relations between Group companies recognized under the assets, have been completely eliminated.
Subsidiaries are consolidated on a line-by-line basis starting from the date of acquisition, that is to say from the date on which the Group acquires control over them, and cease to be consolidated on the date on which control over them goes outside the Group.

Equity investments are consolidated on a line-by-line basis.

The main criteria adopted are set out below:
- the book value of consolidated equity investments is eliminated against the related Shareholders' Equity and their total assets, liabilities, costs and revenues are combined on a line-by-line basis, regardless of the size of the equity investment held; the minority interests in shareholders' equity and in the results for the financial year are classified separately;
- the difference between the book value of an equity investment at the time of acquisition and the group's interest in its shareholders' equity at that time:
- if positive, is entered under "Goodwill". This item is subject to annual impairment test;
- if negative, is entered directly in the Income Statement;
- inter-company balances and transactions between consolidated companies are eliminated, as are internal or inter-group profits and losses, and the related deferred tax effect is recorded;
- inter-group dividends are eliminated.

The financial statements of the companies within the scope of consolidation are prepared in accordance with IFRSs at the same closing date of Lottomatica S.p.A..

Currency translation
The functional and reporting currency adopted by the Group is the Euro.
On the closing date, the Accounts of those foreign companies expressed in a functional currency other than the Euro were translated into the reporting currency according to the following procedures:
- assets and liabilities were translated at the exchange rate in force at the period-end exchange rate;
- the Income Statement items were translated at the average exchange rate for the financial year;
- Shareholders' Equity items were translated at historical exchange rates, maintaining any stratification of reserves.

The exchange rate differences deriving from the above translation are recognized directly in the shareholders' equity and entered separately under "Translation reserve (difference)".

Property, plant and equipment
Property, plant and equipment are recorded at purchase cost, including additional charges directly expensed, and adjusted by the depreciation accumulated over the financial years (adjusted cost method). If the asset is made up of more significant components with different useful lives, depreciation is made for each component. The depreciation entered in the Income Statement is calculated systematically and constantly on the basis of the rates believed to be representative of the estimated useful life for each single asset category. The

depreciation figures for assets have been calculated on a *pro rata temporis* basis with reference to the date on which these assets entered into service.
The values of property, plant and equipment do not include the costs of ordinary maintenance required to keep them working efficiently, to ensure their expected useful life, their capacity and original productivity, nor that required to repair break-downs or breakages. These costs have indeed been entered in the Income Statement in the period in which they were carried out.
Costs incurred for improvements to assets not belonging to Lottomatica which can be clearly identified, have been entered as an increase in the item, included in property, plant and equipment, of the same nature of the asset to which they refer. The depreciation period corresponds to the lower of the tangible asset's residual useful life and the residual duration of the lease.
The accounting value of property, plant and equipment is subject to impairment test in order to identify any losses in value when an event or change in situation indicate that the book value is unrecoverable. Where an indication of this type is found to exist and the book value is greater than the presumed realizable value, the assets are written down to reflect such value.

Fixed assets under construction and advances include purchase costs and advances to suppliers for the acquisition of property, plant and equipment *still* unused; they also include assets still unused held by third parties on consignment. The depreciation of these costs will be carried out at the time of their effective use.

Property, plant and equipment	Depreciation criteria
1) Buildings	lease term
2) Plant and machinery	15% - 20%
3) Industrial and business equipment	25%
4) Other assets	12%

The table above shows the depreciation rates applied to each asset category

The book value of property, plant and equipment is reduced by public capital grants, according to IAS 20. In particular, the contribution, recognized in the financial year in which it becomes due and payable, is deducted from the book value of the asset to which it refers, with effect on the income statement, through the reduction of the depreciation cost during the useful life of the asset subject to depreciation.

Leasing

The assets acquired through finance lease agreements whereby all the risks and benefits attached to ownership are substantially transferred to the Group are recognized as assets at their present value or, if lower, at the present value of the minimum lease payments, including the sum payable for exercise of the purchase option. These assets are classified in their respective categories under property, plant and equipment and depreciated for a period corresponding to the lesser of the lease term and the useful life of the asset itself.

The liability corresponding to the finance lease agreement is entered under financial liabilities.

Rather than leasing charges, the relevant amortization rates for fixed assets and interest expense relating to the financial component of the charge are recognized in the income statement.

Intangible assets

As required by IAS 38, the intangible assets owned by the Company satisfy the characteristics of being clearly identified, the ability to generate future economic benefits and the exercise of control over them by the business. Intangible assets are entered at their purchase cost, increased by additional charges and the direct costs, if any, necessary to prepare the asset for operations.
Assets acquired through business combination transactions are entered at their fair value at the date of acquisition.
Assets generated internally have not been recognized as intangible assets, the company has not incurred development costs.
Following their initial recognition, intangible assets are entered at cost net of accumulated total amortization, calculated on a straight-line basis in relation to the asset's estimated useful life, and impairments of value (adjusted cost method). If however, an intangible asset is characterized by an indefinite useful life, it is not amortized, rather being subject to periodic fairness analyses in order to identify any impairments of value.
Amortization begins when the asset is available for use, that is, when it is in the position and condition necessary in order to operate in the manner intended by the business management.
The book value of intangible assets is subject to tests designed to identify any impairments of value when events or changes in situation indicate that the book value is unrecoverable. Where an indication of this type is found to exist and the value is greater than the presumed realizable value, the assets are written down to reflect such value.

Specifically:

- "patents and intellectual property rights" mainly include costs incurred for application software acquired by way of property, costs for application software acquired under license for use for an indefinite time, and costs for protected application software internally generated;
- "concessions, licenses, trademarks and similar rights" mainly include costs incurred for software acquired under license for use for a definite time, for which a one-off consideration is envisaged, initially paid for the whole license period;
- fixed assets under development relate to purchases that had not entered into service or been tested as of the reporting date.

Intangible assets	Amortization criteria
1) Patent rights	3 years
2) Concessions, licenses and trademarks	3 years
3) Other intangible assets	2 years - 5 years

The table shows the amortization criteria applied to each category of assets with a definite useful life.

Goodwill

Goodwill acquired following a business purchase/combination transaction is initially valued at cost to the extent that it represents the figure by which the purchase cost exceeds the share attributable to the purchaser of the net fair value referred to the identifiable value of current and potential assets and liabilities. After this initial entry, goodwill is valued at cost decreased by any accumulated loss of value. Since goodwill is an intangible asset with indefinite useful life it is not subject to amortization but is subject to annual impairment tests, with consequential recognition in the income statement of any excess identified. The impairment test is carried out by comparing book value and the greater of net sale price and value in use of the asset. Fair value is determined based on the best possible available information to reflect the amount the entity could obtain on the reporting date from disposal of an asset in an arm's length transaction between knowledgeable and willing parties less costs of disposal.

Financial assets
Financial assets are initially recognized at cost, increased by additional purchase charges, representing the fair value of the consideration paid. Subsequent to this initial entry, financial assets are valued in relation to their functional use on the basis of the following considerations.

Financial assets held for trading
These are financial assets purchased for the purpose of obtaining a profit from the short-term price fluctuations. After the initial recognition, these assets are valued at their fair value, with any related profit or loss being recognized in the income statement.

Investments held to maturity
These are non-derivative financial assets which earn fixed and determinable payments and with fixed maturities which the business has the intention and ability to maintain until such maturity. After the initial recognition, these assets are valued at their amortized cost, using the effective interest rate criterion. The amortized cost is calculated by taking into account any discounts or premiums to be spread out over the full period of time up to the maturity.

Financial assets entered at cost
If there is objective evidence of the loss in value of an unlisted capital instrument that is not entered at fair value because it cannot be reliably measured, or a derivative instrument that is linked to this equity instrument and must be settled by delivering such instrument, the amount of the impairment loss is equal to the difference between the asset's book value and the present value of the expected future cash flows, discounted back at the current market rate on a similar financial asset.

Loan assets
These are treated for accounting purposes according to the rules applying to "Investments held to maturity".

Financial assets available for sale
This item includes financial assets not falling within the previous categories. After the initial recognition, these assets are valued at their fair value with profits or losses being entered in a specific equity item until such time as they are sold or it is ascertained that they have suffered a loss of value. In this case, the profits or losses accumulated up to this point are taken to the income statement.

Derivative financial instruments
All derivative financial instruments are valued at their fair value, as required by IAS 39. If the value for mark-to-market adjustment is negative, it is recorded in the Income Statement.

Inventories
Inventories are recorded at the lower of purchase or production cost, including additional charges, and their estimated realizable value determined with reference to market trends. Cost is determined on a "weighted-average cost" basis for paper, using FIFO method for top-ups and according to the specific cost for tickets.

Receivables and payables
Receivables are initially entered at their fair value, subsequently valued at their amortized cost and then written down in the event of loss of value.
Payables are valued at their amortized cost.

Cash and cash equivalents
Cash and cash equivalents are entered at their face value.

Long-term loans
Loans are initially recognized at cost corresponding to the fair value of the consideration received, net of additional acquisition charges for the loan. After the initial recognition, loans are valued at their amortized cost using the effective interest rate method.

Provisions for risks and charges
These provisions are entered to cover certain or probable liabilities of a determined nature, whose timing or amount was uncertain at the reporting date. These are recognized when a current obligation (legal or constructive) exists as a result of past events whose fulfilment will probably entail the use of resources and the amount of which can be reliably estimated.
Provisions are valued at the fair value of each liability. The amount entered as being allocated are reviewed at each reporting date and adjusted to represent the best current estimate.

Employee benefits
Benefits paid to employees following the termination of their employment relationship (post-employment benefits of the "defined benefits" type) and other long-term benefits are subject to actuarial valuations. The liability entered in the accounts represents the current value of the Group's obligation, net of any assets serving the plans.
Take note that the Group has decided not to use the so-called "corridor approach" and to recognize the profits and losses deriving from the changes to actuarial hypothesis directly in the income statement.
On the other hand, the relevant IFRS/IAS suggests that in the long term the profits (or losses) of an actuarial nature can be set off against each other and, on this basis, permit the deferral over time of the recognition of actuarial profits or losses in the income statement. Any portion of actuarial profits or losses not entered in the accounts, if exceeding the greater of 10% of the present value of the program obligations and 10% of the fair value of any asset serving the program (the so-called corridor approach) must be recognized immediately in the income statement in each financial year.
Complementary staff severance indemnities are entered as liabilities and cost when the business is involved in the termination of the employment relationship with an employee or group of employees prior to normal pension age or where a commitment has been made to make payment of severance pay following a proposal designed as an incentive for voluntary redundancy.

Assets held for sale and liabilities associated with assets held for sale
Non-current assets (or group of assets and liabilities) are classified as held for sale if available for immediate sale in their current state, except for the existence of contractual conditions normally required for this type of assets and sale is considered to be highly probable.
These assets are valued:

- at the lower of their book value and their fair value, net of sales costs, recognizing any impairments of value in the income statement, if not falling within a business combination transaction; otherwise
- at their fair value, net of sales costs (without the possibility of recording write-downs on the occasion of their initial recognition) if falling within a business combination transaction.

In any case, the amortization process is interrupted on the classification of the asset as held for sale.

Assets and liabilities directly correlated to a group of assets forming the subject matter of a sale must be classified separately in the balance sheet, as also the relevant accumulated profit or loss attributable directly to shareholders' equity. The net result from discontinued operations is entered under a separate item in the income statement.

Stock option plans

The Lottomatica Group's stock option plan provides for it to be equity-settled, with fair value being determined on the grant date, and requires, as provided by IFRS 2, the cost to be entered under "costs for personnel", with a corresponding increase in shareholders' equity ("Reserves for stock option plans" included in "Other Reserves") on the basis of the period of accrual of the options.

After the date of allocation, a variation in the number of options entails adjustment of the overall cost of the plan, to be recognized in accordance with the method described above. At the end of each financial period, the fair value of each option that has previously been determined is neither reviewed nor udpated, but permanently retains the value at which it has been reported in shareholders' equity; on that date, on the other hand, the estimate is updated of the number of options that are to mature until expiry (and therefore of the number of employees that shall be entitled to exercise the options). The change in the estimate is recognized as a reduction under "Stock option reserve" against an income statement item under personnel costs.

At the maturity of the option, the amount entered under "Stock option reserve" is reclassified as follows: the portion of shareholders' equity attributable to the options exercised is reclassified to "Share premium reserve", while the portion related to the unexercised options is reclassified to Retained Earnings.

Revenues

Revenues are valued at the present value of the consideration received or due.

Sale of goods

Revenues are recognized when the Group has transferred the significant risks and benefits of ownership of the goods and ceases to exercise the normal level of activity associated with possession and actual control over the goods sold. Revenues associated with sales of the telephone top-ups is entered net of their purchase costs.

Provision of services

Revenues are recognized with reference to the stage of completion of the operation at the reporting date. When the results of the provision of services cannot be reliably estimated, revenues are recognized solely to the extent to which the costs recorded are recoverable in the future.

The stage of completion is assessed by reference to an evaluation of the work carried out or through the proportion that costs actually incurred bear to total estimated costs.

In cases where customers are given time to pay without incurring interest, the amount to be received is discounted back. The difference between current value and amount received represents financial income recorded in the accounts on an accruals basis.

Revenues and costs are recognized net of VAT, except when:

- this tax applied to the purchase of goods or services is not deductible, then it is recognized as a part of the asset's purchase cost or a part of the cost item recognized in the income statement;
- it refers to trade receivables and payables as shown, including the tax value.

Interest
These are recognized on an accruals basis, using the effective interest rate method.

Dividends
These are recognized when the shareholder's right to payment arises.

Costs for purchases of goods and provision of services
These are recognized in the income statement on an accruals basis, representing decreases in economic benefit and taking the form of out-going cash flows, reduction in value of assets or incurring of liabilities.

Financial charges
Financial charges are all recognized as a cost in the financial year when they are incurred.

Income taxes (current, deferred tax assets and liabilities)
Current taxes are calculated on the basis of a realistic forecast of the tax charges to be paid in application of the tax regulations in force in the individual countries.
The Group has recognized both deferred tax assets or liabilities on the temporary differences between the value of assets and liabilities entered in the accounts and the related tax value, as well as the differences in value of assets and liabilities generated by the consolidation adjustments.
Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilized. A deferred tax asset is also recognized in the presence of tax losses and tax credits carried forward to the extent that it is probable that a future taxable income of sufficient size will be available.
The value of deferred tax assets is reviewed at each period-end and is reduced to the extent that it is no more likely that sufficient future profits shall be available for the use, in whole or in part, of such asset.
Deferred tax assets and liabilities are classified under non-current assets and liabilities in the Balance Sheet.
Deferred tax assets and liabilities are defined based on the tax rate expected to be applied over the year when these assets are realized or these liabilities are discharged, taking into account the current rates or those substantially issued at the reporting date.

Uncertainty in estimates
The following are the key assumptions regarding future and other important sources of uncertainty in the estimates on the closing date of the financial statements that could give rise to substantial adjustments to the book values of assets and liabilities within the next financial year.

<u>Goodwill impairment</u>
Goodwill is subject to annual impairment test to check for any losses in value; this test requires an estimate of the value in use of the sector to which goodwill is attributed, in turn based on an estimate of the expected financial cash flows from the sector and their discounting-back at an appropriate rate. As of December 31, 2005, the book value of goodwill was €/000 663,613.



4. NOTES TO THE CONSOLIDATED BALANCE SHEET

NON-CURRENT ASSETS

Property, plant and equipment (1)

These amount to €/000 158,248 (€/000 117,356 as of 31.12.2004). Below is the breakdown with historical cost and depreciation fund indicated separately:

Property. plant and equipment *(thousands of euros)*	Merger's effect	Changes of the period						Report as of 31.12.2005
		Increases	Depreciation	Decreases	Write-downs	Other changes	Reclassifications	
Land	456							456
Buildings	10.312	9.028	-	-	0	-1.156	259	18.443
Plant and machinery	477.972	43.624	-	3.208	80.836	2.289	3.134	442.975
Industrial and business equipment	1.688	2	-	-	0	-10	-1.353	327
Other assets	5.234	1.697	-	17	0	-970	-55	5.889
Fixed assets under construction	8.406	29.192	-	-	0	-97	-2.261	35.240
Historical cost	504.068	83.543	-	3.225	80.836	56	-276	503.330
Land								
Buildings	562	-	1.651	-	0	-1.061	1	1.153
Plant and machinery	382.054	32	36.206	1.200	76.084	-460	-159	340.389
Industrial and business equipment	357	1	81	-	0	-	-118	321
Other assets	3.739	1	472	12	0	-981	-	3.219
Depreciation fund	386.712	34	38.410	1.212	76.084	-2.502	-276	345.082
Land	456	-	-	-	0	-	-	456
Buildings	9.750	9.028	1.651	-	0	-95	258	17.290
Plant and machinery	95.918	43.592	36.206	2.008	4.752	2.749	3.293	102.586
Industrial and business equipment	1.331	1	81	-	0	-10	-1.235	6
Other assets	1.495	1.696	472	5	0	11	-55	2.670
Fixed assets under contruction	8.406	29.192	-	-	0	-97	-2.261	35.240
Net value	117.356	83.509	38.410	2.013	4.752	2.558	0	158.248

Increases over the year mainly concern the following items:

- *Buildings*: these mainly refer to costs incurred by the Parent Company for the new headquarters;
- *Plant and machinery:* these are virtually all attributable to the implementation of technological equipment for the network; the most significant amounts relate to Lottomatica S.p.A. (€/000 31,332) and mainly refer to the project to replace terminals started in 2005 and that should lead to the replacement of all the old terminals (basically M320 and M350 terminals). Other significant investments were made by LIS for the purchase of printers used to operate the stamp duties business (€/000 4,420) and by the companies operating in the Video lotteries sector (RTI Videlot and Videlot Gestione) (€/000 4,030);
- *Fixed assets under construction:* exclusively relate to terminals and printers that have not yet been installed at bet collection points. Specifically, these relate to Lottomatica S.p.A. within the above plan to replace terminals (€/000 25,806) and to LIS for the purchase of the printers used for the stamp duties business (€/000 3,386). Since these assets have not yet entered into service, they have been classified as "*Fixed assets under construction*" held by third parties on consignment.

Write-downs of "Plant and machinery" has been carried out, as required by IAS 36, adjusting the book value of assets (Lotto terminals) with respect to the value in use. Specifically, write-downs are mainly related to the Parent Company's plan to replace the existing terminals as

mentioned above (for a net value of €/000 4,752 made up of assets showing a historical cost of €/000 80,836 and a depreciation fund of €/000 76,084) and are based on the residual book value of the old-generation terminals already replaced as of 31.12.2005, whose value in use is, therefore, nil.
In particular, write-downs impacted the "Amortization, depreciation and write-downs" item in the income statement and the Games sector, since the assets written down entirely relate to this business segment.
"*Other changes*" under "*Plant and machinery*" mainly refer to the value restoration effected by RTI Videlot (€/000 1,417), in order to adjust the book value of the assets (terminals to operate the Video lotteries business) compared to their value in use, as required by IAS 36. It is pointed out that the restoration value is that of the previous write-down and is the result of the Company's decision to keep the machines running that were involved in the write-down as of 31.12.2004, owing to their lack of appeal to players. The abovementioned restoration impacted "Other revenues" in the income statement and affected the Games sector, since the assets written down entirely relate to this business segment.
Furthermore, "other changes" refer to the non-deductible VAT on investments made in the previous financial year, again with reference to RTI Videolot (€/000 534). Further €/000 217 refer to Lottomatica S.p.A. and to a reclassification of intangible assets ("*start-up and expansion costs*") to property, plant and equipment ("*Plant and machinery*") due to the allocation of assets to the relevant category, which were recognized in the previous financial year.

The *reclassifications* over the period mainly refer to plants that started up in 2005 and that were previously included under "fixed assets under construction"

The book value of the assets held under finance leases and lease contracts was €/000 2,938 as of December 31, 2005 (compared to €/000 3,612 in 2004). The balance under this item mostly refers to buildings held by Totobit and PCC. The decrease recorded over the financial year is mainly attributable to the depreciation for the period.

There are no contractual commitments existing for purchases of fixed assets and no assets have been pledged as guarantees.

Goodwill (2)

This amounts to €/000 663,613; the balance attributable to the merged company Lottomatica was €/000 446,648 as of 31.12.2004. Below is the breakdown:

Values in thousands of euros

Type	Merger's Effect	Increases	Report as of 31.12.2005
-) Lis Finan.	133		133
-) Sed Multit	1,660		1,660
-) Totobit I.	31,699	200	31,899
-) TTS S.r.L.	172		172
-) Tyche	404,016		404,016
-) NG FEG LTM	0	216,765	216,765
-) PCC	6,853		6,853
-) EIS *games business*	825		825
-) TWIN games business	1,290		1,290
Total	**446.648**	**216.965**	**663.613**

The most significant items making up the balance are the following:

- Tyche Goodwill €/000 404,016, from merger by incorporation of Lottomatica into Tyche in 2002;
- Goodwill on the contribution of PCC Giochi e Servizi €/000 6,853;
- Goodwill connected to the acquisition of the Games division of EIS S.p.A. and the Twin branch of business (pari-mutuel system) €/000 2,115;
- Goodwill from consolidation of Totobit Informatica entered for €/000 31,899;

- Goodwill of €/000 216,765 from the merger transaction between NewGames, FinEuroGames and Lottomatica which was completed on December 20, 2005. Below are

Values in €/000	
Contribution value of FinEuroGames (a)	874,775
FinEuroGames valued at equity (b)	308,462
Adjustment to the contribution value (b-a)	-566,313
FinEuroGames Shareholders' equity	226,512
Entry value of Lottomaticavalued at equity in FEG	260,578
Shareholders' equity attributable to Lottomatica Consolidated accounts	88,808
Deficit from FinEuroGames cancellation	648,263
Adjustment due to the valuation of FinEuroGames at equity	-566,313
Deficit from Lottomatica cancellation	171,770
Total deficit from cancellation	**253,720**
Consolidation adjustment for FinEurogames dividends	-36,955
Goodwill	**216,765**

the figures which led to the entry of the cancellation deficit from the merger transaction:It should be noted that a consolidation adjustment was then applied to the figures determined in this way, in order to neutralize the economic effects deriving from dividends paid to FinEuroGames in 2005 (€/000 36,955) and distributed by Lottomatica based on the 2004 results.

The adjustment was entered as a direct reduction of the cancellation deficit emerging from the merger transaction.

Upon first-time adoption of IFRSs, the Group has opted not to apply IFRS 3 retroactively for the acquisition of businesses that occurred prior to January 1, 2004; as a result, goodwill has been maintained at the previous value determined according to Italian accounting standards, subject to assessing its recoverability. As to goodwill generated over the 2005 financial year, it was determined by applying US FAS 141 standard. For more details, reference is made to what was previously reported in the paragraph "The Merger transaction".

Goodwill has been allocated on the basis of IAS 36 to the Games Segment (made up of Lotto, Scratch & Win Lottery and Video Lotteries businesses) and Services Segment according to the following scheme:

- *Games €/000 443,515*
- *Services €/000 220,098*

Goodwill was subject to impairment test on December 31, 2005.

Consistently with the provisions under IAS 36, the impairment test was carried out comparing recoverable value with the relative book value as of December 31, 2005.

Value in use was adopted as recoverable value inasmuch as it was reasonably considered to be higher than the net fair value of the cost of disposal.

Value in use was determined using the Discounted Cash Flow method, discounting the operating flows resulting from economic and financial projections for the period of the licenses granted by *AAMS* or up to a maximum of 7 years, which were based on assumptions contained in the management plan considering projections of final operating results on the day of valuation, extrapolating the period of time in excess of a three-year period in accordance with growth rates that are conservative and lower than historic trends.

The value in use estimate was calculated by using the Discounted Cash Flow method that envisages the discounting of future estimated cash flows by applying an appropriate discount rate (WACC).
This impairment test showed that the discounted cash flows are higher than goodwill book value, so that it was not necessary to make any reduction in value: no impairment loss was therefore recognized.

The discount rate (WACC) used by the Company was determined to be equal to approximately 8% (average).

Intangible assets (3)
These total €/000 10,774 (the balance attributable to the merged company Lottomatica was €/000 11,717 as of 31.12.2004) and essentially include:
- "*Patents*", equal to €/000 8,859 (€/000 7,755 as of 31.12.2004) mostly refer to costs incurred by the Parent Company to develop the software required to operate the Lotto and Totocalcio businesses (€/000 5,420) and to Consorzio Lotterie Nazionali (€/000 1,191) to develop the software required to operate the Scratch & Win Lottery.
  Acquisitions over the period (€/000 6,520) mostly refer to expenditure by the Parent Company and subsidiaries for the development of applications software;
- "*Concessions, licenses, trademarks and similar rights*", equal to €/000 1,452 (€/000 1,960 as of 31.12.2004), refer to licenses for use and are essentially attributable to Consorzio Lotterie Nazionali and to Lottomatica S.p.A.

Below are shown the changes over the period:

Intangible assets *(thousands of euros)*	Merger's Effect	Changes of the period				Report as of 31.12.2005
		Increases	Amortization	Decreases	Reclassifications	
Development costs	-	-	-	-	-	-
Patents	38.265	6.520	-	0	1.950	46.735
Concessions, Licenses	8.042	741	-	0	-188	8.595
Fixed assets under development and advances	2.003	324	-	0	-1.950	377
Others	-	2	-	0	188	190
Historical cost	48.309	7.587	-	0	-	55.897
Development costs	-	-	-	-	-	-
Patents	30.510	-	7.366	-	-	37.876
Concessions, Licenses	6.082	-	1.061	-	-	7.143
Fixed assets under development and advances	-	-	-	-	-	-
Others	-	-	104	-	-	104
Amortization fund	36.592	-	8.531	-	-	45.123
Developments costs	-	-	-	-	-	-
Patents	7.755	6.520	-7.366	0	1.950	8.859
Concessions, Licenses	1.960	741	-1.061	0	-188	1.452
Fixed assets under development and advances	2.003	324	-	0	-1.950	377
Others	-	2	-104	0	188	86
Net value	11.717	7.587	-8.531	0	-	10.774

The reclassification (€/000 1,950) from "Fixed assets under development and advances" to "Patents" refers to costs incurred by LIS for the software developed by Tecnost Mael as to the new "stamp duties" business, which was started in 2005.

Securities and equity investments (5)
The entered amounts, equal to €/000 452 (the balance attributable to the merged company Lottomatica was €/000 420 as of 31.12.2004), refer almost exclusively to:
- Minority interests held by Lottomatica Group in the companies Imprenditori Associati (€/000 103) and Easy Nolo (€/000 280). These equity investments are valued at cost, since their fair value cannot be measured reliably.
- The equity investment INVEST Games S.A. (€/000 31) is not included in the scope of consolidation, since it was established on December 27, 2005, and, according to the by-laws, it shall prepare the first financial statements as of 31.12.2006.

Other (non-current) assets (6)
These amount to €/000 570 (the balance attributable to the merged company Lottomatica was €/000 1,658 as of 31.12.2004), and relate almost entirely to guarantees for tenders, leases and utilities executed by Lottomatica Group's companies.

Deferred tax assets (7)
Deferred tax assets amount to €/000 55,009 (the balance attributable to the merged company Lottomatica was €/000 55,797 as of 31.12.2004), showing a decrease equal to €/000 788 compared to the figures entered for Lottomatica group as of 31.12.2004.
The most significant amounts refer to entries made during previous financial years for prepaid taxes of Lottomatica S.p.A., the main items of which are linked to:
- fiscal amortization of the deficit from the merger of Lottomatica S.p.A. into Tyche calculated in 2001 as a result of misalignment of the tax accounts and statutory financial statements;
- write-down of the equity investments held in Lottomatica Sistemi S.p.A. and Twin (now liquidated);
- fiscal amortization of Sogei goodwill.

The amount relating to Lottomatica Sistemi derives from recognition in previous financial years of the deferred tax effects of the goodwill write-down effected at 31.12.2003.

CURRENT ASSETS

Inventories (8)
These amount to €/000 14,436 (the balance attributable to the merged company Lottomatica was €/000 10,448 as of 31.12.2004) and relate almost entirely to the inventories of the Parent Company, connected to receipt vouchers and betting forms, as well as the inventories of Totobit, relating to the activation codes for Vodafone and Telecom top-ups purchased over the period, which will be resold in the ordinary course of business.

Inventories *(€/000)*	31.12.2005
Raw materials, secondary materials and consumables	1,272
Work in progress and semi-finished goods	86
Finished products and goods for resale	13,078
Total	**14,436**

Trade receivables and other receivables (9)

Trade receivables amount to €/000 112,375 (the balance attributable to the merged company Lottomatica was €/000 58,836 as of 31.12.2004) and are shown net of a provision for bad debts of €/000 10,418. The most significant values relate to:

- *Lottomatica S.p.A. (€/000 9,629)*. €/000 1,179 refer to Sarabet S.r.l. for the fees due for the management of the Tris pari-mutuel system, €/000 1,397 (net of a provision for bad debts equal to €/000 7,222) for receivables deriving from the service activities for horse racing and sports betting, €/000 6,269 for the invoices issued to the Tax Authorities in relation to the fees due from the last drawings of the period and €/000 784 for other minor customers;
- *LIS S.p.A. (€/000 35,109)*: these almost entirely relate to the top-ups sale in the last days of December (net of a provision for bad debts equal to €/000 365);
- *Totobit S.p.A. (€/000 34,071)* for receivables from bet collection points in relation to business during the last ten days of December (net of a provision for bad debts equal to €/000 1,806);
- *Consorzio Lotterie Nazionali (€/000 10,611)* in connection with the fee due to Consorzio for the distribution and sale activities concerning traditional and instant lotteries;
- *RTI Videolot (€/000 21,604)*, (net of a provision for bad debts of €/000 1,000) for amounts still to be paid over within the context of the collection from entertainment machines.

Trade receivables are non-interest bearing and generally expire at 30-90 days.
Below is the breakdown by maturity

Company name (€/000)	Report as of 31.12.2005		
	Within 12 months	Beyond 12 months	Provision for bad debts
Lottomatica S.p.A.	16,851		7,222
Lottomatica Italia Servizi S.p.A.	35,474		365
PCC GS S.p.A.	913		25
Consorzio Giochi Sportivi	296		
Consorzio Lotterie Nazionali	10,611		
RTI Videolot S.p.A.	22,604		1,000
Videolot S.p.A.	167		
Totobit Group	28,226	7,650	1,806
Total	**115,142**	**7,650**	**10,418**

No significant changes affected the value of the provision for bad debts over the financial year. The calculation of the provision tends to take into consideration the possible risks of losses in receivables owing to irrecoverableness ascertained on the basis of the best available information on the reporting date. The increase in the provision was mainly due to the posting of €/000 1,000 regarding the risks involved in collecting receivables from the video lottery business managed by RTI Videolot in 2005.

2. *Receivables from parent companies:* total €/000 1,442 and almost entirely relate to tax receivables from the parent company De Agostini for having joined the National Fiscal Consolidation and the Group VAT procedure. Below is the breakdown per Group company:



Company name (€/000)	Tax receivables		Trade receivables
	VAT	2005 Taxes	Trade receivables
Lottomatica Italia Servizi S.p.A.	140		
Lottomatica S.p.A.		611	3
RTI Videolot S.p.A.		70	
Totobit Group		99	
Videolot S.p.A.		519	
Total	**140**	**1,299**	**3**

3. *Receivables from others* total €/000 2,446: Below is the breakdown:

Company name (€/000)	Report as of 31.12.2005
Lottomatica S.p.A.	1,951
Consorzio Giochi Sportivi	1
Lottomatica Sistemi S.p.A.	1
Pcc GS	4
Totobit Group	489
Total	**2,446**

Current financial assets (10)

The entered amount, equal to €/000 31,791 (the balance attributable to the merged company Lottomatica was €/000 72,120 as of 31.12.2004) mainly refers to:

- €/000 29,357 (€/000 64,529 as of 31.12.2004) for investments in government securities by Lottomatica, expiring in 2006;
- €/000 2,431 for financial receivables, whose main component is made up of receivables from Bingo Plus (€/000 1,644)

Investments in government securities made by Lottomatica (Treasury Bills) are broken down in the table below.

					Face value	Purchase price	Act/365
Issuer	type of security	ISIN code	purchase	expire	€/000	€/000	yield
Treasury	Treasury Bill	IT0003795603	1/19/2005	1/16/2006	30,000.00	29,357.40	2.194%

Other current assets (11)

Receivables from others amount to €/000 189,808 (the balance attributable to the merged company Lottomatica was €/000 113,518 as of 31.12.2004) and mainly relate to receivables from bet collection points in the context of the various games and services (€/000 183,012, net of a provision for bad debts of €/000 3,395). Specifically, receivables from bet collection points mainly relate to:

- Consorzio Lotterie Nazionali (€/000 166,712), for the receivable from bet collection points for instant and traditional lottery tickets delivered on December 31, 2005. Under the terms of the contractual agreements, bet collection points settle payment (net of winnings paid out and their fees) on average 15 days after delivery;
- Lottomatica Italia Servizi (€/000 15,385, net of a provision for bad debts of €/000 386): these refer to receivables from bet collection points for the amounts which are still to be collected for the sales of Telecom Italia Mobile top-ups in the last days of December;

- Lottomatica (€/000 915) for amounts to be paid over by bet collection points for collection from the Tris and Sporting Games.
- This item also includes charges from the announced acquisition of Gtech group (€/000 3,896). These amounts refer to invoices issued by legal counsels that have assisted the company and will contribute to increase the value of the equity investment' purchase price when the transaction is completed.

Receivables for taxation (12)

Tax receivables amount to €/000 3,370 (the balance attributable to the merged company Lottomatica was €/000 29,979 as of 31.12.2004)

Tax receivables *(€/000)*	31.12.2005
Receivables from Tax Office - Receivables from Tax Office (IRES - IRAP)	913
Receivables from Tax Office - (Staff Severance Fund)	83
Receivables from Tax Office - Withholdings Interest receivable	102
Receivables from Tax Office -VAT credit	1,939
Receivables from Tax Office - other tax receivables	333
Total	**3,370**

Tax receivables show a decrease of €/000 26,609 compared to the figure posted by Lottomatica Group as of 31.12.2004), essentially due to the reclassification of receivables for *Ires* (*Imposta sul Reddito delle Società,* Corporate Income Tax) purposes to receivables from the parent company due to Lottomatica and LIS having joined the Group's National Fiscal Consolidation.

Cash and cash equivalents (13)

These amount to €/000 246,163 as of December 31, 2005 (cash and cash equivalents of were equal to €/000 241,661 as of 31.12.2004). Cash and cash equivalents are made up of current and postal account balances. Below is the breakdown:

Cash and cash equivalents *(thousands of euros)*	31.12.2005
Bank and postal accounts	246,102
Cash and valuables	61
Total	**246.163**

Company name (€/000)	31.12.2005
CartaLIS	10,016
Consorzio Giochi Sportivi	1,114
Consorzio Lotterie Nazionali	87,887
Cirmatica S.A.	33
Lottomatica Italia Servizi S.p.A.	1,001
Lottomatica S.p.A.	127,836
LotSistemi	89
PCC GS S.p.A.	4,380
RTI Videolot S.p.A.	291
Totobit Group	13,516
Total	**246,163**

Cash and cash equivalents of Consorzio Lotterie Nazionali are recognized net of €/000 10,318 concerning the amounts to be paid out to the Monopolies for the collection of Italia Lottery tickets. The amount is entered against an item under payables to Monopolies.

Assets held for sale or discontinuing operations (14)
There are no assets held for sale.

Shareholders' Equity (15)

Shareholders' equity attributable to the Group, equal to €/000 504,694, is broken down as follows:

- *Share Capital*
  Share capital amounts to €/000 89,009 and was constituted following the transactions made in 2005; specifically:
  - Capital increase from contribution: the change of €/000 48,900 was resolved upon on July 14, 2005, within the contribution of FinEuroGames;
  - Increase from share swap: the amount of €/000 39,990 refers to the capital increase implemented to censure the share swap of Lottomatica ordinary shares held by its shareholders other than FinEuroGames (whose Lottomatica shares were cancelled without share swap) at a ratio of one ordinary share per each Lottomatica ordinary share.

  As of December 31, 2005, Lottomatica share capital, fully subscribed and paid up, was represented by 89,009,000 ordinary shares, with a par value of € 1.00 Euro each . Below is the breakdown of the shares issued over the financial year:
  - as of January 1, 2005: no. 120 shares, with a par value of € 1.00 each;
  - issue of no. 48,900 shares, with a par value of € 1.00 each, on July 14, 2005, following the contribution of the FinEuroGames equity investment;
  - issue of no. 39,989 shares, with a par value of € 1.00 each, on December 20, 2005, following the merger transaction.

- *Legal Reserve.*
  As of 31.12.2005, the Legal Reserve was yet to be formed.

- *Share Premium Reserve.*

This item amounts to €/000 261,844 and was formed following the abovementioned resolution passed on July 14, 2005. The share premium reserve from the contribution of FinEuroGames S.p.A. to NewGames S.p.A. was adjusted by €/000 554,603. In particular, it should be noted that the merger gave rise to a total deficit of €/000 830,758 from the cancellation of FinEuroGames and Lottomatica shares, due to the difference between book values and the relevant shareholders' equity. This deficit is mainly due to transactions carried out within De Agostini Group, controlling Lottomatica S.p.A.. IFRS international accounting standards do not contain express provisions applicable to the accounting treatment of business combinations of entities under joint control ("inter-group transactions"), this treatment still being under examination by the international accounting bodies responsible for their issue.

In the absence of an unequivocal guidance for the preparation of the Consolidated Financial Statements of Lottomatica according to IFRSs, US FAS 141 accounting standard was adopted, which favors the criterion of "continuity" of historical values within inter-group transactions.
Having regard to this principle, the cancellation deficit that arose from the merger was "adjusted" to align it with the historical value of goodwill / consolidation difference in the consolidated accounts of De Agostini Group.
On the basis of the above considerations, this adjustment was €/000 554,603, and was entered as a direct reduction of the cancellation deficit and the *Share Premium Reserve*.
This adjustment substantially reflects the reversal of part of NewGames' capital increase to serve De Agostini's contribution of FinEuroGames' equity investment, this value being attributable to:

- the capital gain realized by a De Agostini Group company other than NewGames in 2004, as a result to transfer the FinEuroGames equity investment to De Agostini (in the context of this transaction, the sale price was based on a valuation from an independent expert);
- the increase in the value of the FinEuroGames equity investment in the annual accounts of De Agostini (before it was contributed to NewGames), due to the exercise of stock option plans on the shares of FinEuroGames itself granted to De Agostini before 2004;
- the amortization of goodwill / consolidation difference in the consolidated accounts of De Agostini Group up to January 1, 2004.

Share Premium Reserve was also utilized to replenish by €/000 9,428 the stock option reserve from the financial statements of Lottomatica S.p.A.. This reserve was determined upon transition to the international accounting standards adopted by the European Union on December 31, 2004.

The other items under the Consolidated shareholders' equity, equal to €/000 41,450, include:

- *stock option reserve*. The reserve amounts to €/000 18,422 and recognizes the equity effects of the stock option plan, according to IFRS 2;
- *other reserves*. These are equal to €/000 291 and are determined by the share of results carried forward attributable to the consolidated companies, and by consolidation adjustments and reclassifications made as of December 31, 2005; this item also includes the equity effects of the First Time Application of international accounting standards, as well as the payment by the parent company on account of future capital increases (€/000 180);
- *reserve from share swap*: this is equal to €/000 22,737 and is associated with the capital increase of €/000 39,990, implemented to censure the share swap of

Lottomatica ordinary shares held by its shareholders other than FinEuroGames (whose Lottomatica shares were cancelled without share swap) .

- *Consolidated net income*
  Consolidated net income as of December 31, 2005, amounted to €/000 114,232. Minority interests amount to €/000 1,841.

NON-CURRENT LIABILITIES

Long-term loans (16)

As of December 31, 2004, FineuroGames showed payables to banks for long-term loans to the amount of €/000 150,000; this loan was completely repaid in the early months of 2005. All payables from the merger's effect are almost entirely attributable to Lottomatica; accordingly, the following comparison with the previous financial year refers to balances reported by Lottomatica as of December 31, 2004.
This item, equal to €/000 359,653 as of December 31, 2005, mainly refers to the value, equal to €/000 358,443 (the balance attributable to the merged company Lottomatica was €/000 358,032 as of 31.12.2004) of the debenture loan, expressed in line with the amortized cost.
Specifically, the debenture loan (payable with a face value of €/000 360,000, face value of each bond Euro 1,000, 360,000 bonds) was underwritten in London on December 18, 2003, and executed on December 22, 2003, through the issue of securities (all placed). 56% of the placement was in Italy, 19% in England with the remaining amount in other European countries. The bond yields 4.8% with reimbursement in a single payment on expiry on December 22, 2008. The effective rate (internal rate of return) for the entire transaction is 4.97%.

Staff Severance Fund (17)

The fund, net of advances paid, as of December 31, 2005, amounts to €/000 7,618 (the balance attributable to the merged company Lottomatica was €/000 7,105 as of 31.12.2004). The amount includes the effects of the discounting-back as required under IAS 19.

Staff Severance Fund as of December 31, 2004	7.105
current service cost	1,531
financial charges	260
actuarial profit /(losses)	
(benefits paid)	-1,278
Staff Severance Fund as of December 31, 2005	7.618

The Staff Severance Fund comes under defined benefit plans. The provision was calculated by using the actuarial Projected Unit Credit Cost method.
This method involve the following procedures:

- projections were made based on a series of financial assumptions (increase in the cost of living, increase in wages, etc), any future benefits that could be paid to each employee subscribing to the program as a result of retirement, death, invalidity, resignation etc. The estimate of future benefits also included any further increases related to seniority that may have accrued as well as presumed increase in the remuneration level earned at the time of valuation;
- at the time of valuation, the present average value of future benefits was calculated, on the basis of the annual interest rate applied and the likelihood of single benefits being actually paid;
- the liability for the Company was established by identifying the share of the present average value of future benefits in relation to service already accrued by the employee with the Company at the time of valuation;



- the reserve recognized as valid for IAS purposes was identified on the basis of the liability established using the method outlined in the paragraph above and the reserve set aside for the purposes of the Italian statutory financial statements.

Below is the breakdown of the assumptions that have been adopted:

Financial assumptions	Executives	Non-Executives
Increase in cost of living	2.0% per year	2.0% per year
Discount rate	4.0% per year	4.0% per year
Increase in wages		
- age of/under 40 years	2.75% per year	2.5% per year
- age over 40, but of/under 55 years	2.5% per year	2.25% per
- age over 55 years	2.25% per	2% per year

Demographic assumptions	Executives	Non-Executives
Probability of death	RG 48 Mortality Tables published by the General Accounting Office	RG 48 Mortality Tables published by the General Accounting Office
Probability of invalidity	Unisex tables drawn up by C.N.R. reduced by 70%	Unisex tables drawn up by C.N.R. reduced by 70%
Probability of resignation		
- until 50 years	4% per each year	3% per each year
- over 50 years	zero	zero
Probability of retirement		
- age of 60 years	35% (100% for women)	60% (100% for women)
- subsequenty, but until the age under 65 years	20% per each year	10% per each year
- age of 65 years	100%	100%
Probability of receiving an advance on the reserve of 70% allocated for Staff Severance Fund at the beginning of the year	3% per each year	3% per each year

Provision for deferred taxes (18)

This item amounts to €/000 44,233 (the balance attributable to the merged company Lottomatica was €/000 25,990 as of 31.12.2004) and is mainly determined by the tax effect from the elimination of goodwill amortization (€/000 36,881).

Long-term provisions (19)

These amount to €/000 8,587 (the balance attributable to the merged company Lottomatica was €/000 17,842 as of 31.12.2004).

Provisions (thousands of euros)	Merger's Effect	Increases	use and other changes	31/12/2005
Provision for taxes	694		-694	0
Legal disputes	11,838		-10,174	1,664
Penalties	1,558	1,200		2,758
Prize competitions	189	347	-122	414
Provision for write-down of equity investments	104			104
Other provisions	3,459	788	-600	3,647
Totals	17,842	2,335	-11,590	8,587

The other provisions include the provision for *Pension and similar costs*, equal to €/000 1,500; this almost entirely comprises the provisions made by the Parent Company, in accordance with a resolution of the Remuneration Committee, to cover the indemnities payable to certain Board members in the case of termination of their employment relationship.

The provisions for *penalties* refer to the amounts that it is presumed *AAMS* may demand for starting up the entertainment machines after the expiry dates under the license.
To date, no estimate can be made of the time of this possible payment.

CURRENT LIABILITIES

Trade Payables and other payables (20)

These amount to €/000 305,006 (the balance attributable to the merged company Lottomatica was €/000 179,908 as of 31.12.2004) and mainly relate to payables to suppliers (€/000 259,525) for both unpaid invoices recorded as of December 31, 2005, and invoices to be received or other payables from costs incurred in the period. The payables are connected to the purchase of goods and services for the activities of the period and investment programs under way. The item also includes payables to De Agostini Group companies (€/000 45,481). Below is the breakdown:

Company name (€/000)	Tax payables		Trade payables
	VAT	2005 Taxes	Trade payables
Lottomatica Italia Servizi S.p.A.		4,361	283
Lottomatica S.p.A.	3,654	34,772	1,119
Lottomatica Sistemi s.p.A.	330		
Totobit Group	7	955	
Total	**3,991**	**40,088**	**1,402**

Trade payables are normally settled at 60/90 days.

Derivative instruments (21)

These amount to €/000 263. It should be noted that, during the course of 2004, with the aim of managing the exchange rate risk associated with the supply of Instant Lottery tickets (in US Dollars), an amount was hedged equal to 50% of estimated supplies until the expiry date of the license through derivate instruments. Therefore, Consorzio Lotterie Nazionali entered into hedging agreements for a total of USD 48 million, which is half the expected value of the tickets to be supplied until 2010; technically, these are a series of optional knock-in forward strategies, positioned on dates in March and September (the expected dates of the payment of invoices in USD). The knock-in forward agreement fixes a maximum exchange rate in the event of a rise in the value of the dollar, but it also means that advantage can be taken of any weakening of the American currency during the interval between the strike price and knock-in one: if at any time during the observation period (knock-in period), the barrier is triggered, dollars have to be bought for the relative option period a t the fixed strike price. The feature that is a characteristic of the strategy that has been adopted is that it is possible to immediately know at what rate USDs can be bought in the so-called worst-case scenario, that is to say when the knock-in has been reached during the observation period: in these cases, the instrument acts precisely in the same way as a forward, that is as a forward exchange contract. The original security corridor of the hedging agreements concluded in 2004 was: 1.2138 (strike) and 1.30 (knock-in). The restructuring of the position that took place during the weak dollar period, which widened the security corridor at zero cost and shifted the expiry date of a transaction from March to September 2005, enabled the hedging agreements with value dates March and September 2005 to be rendered neutral, and they were abandoned (not exercised because out of the money) without any financial effects. At the end of 2005 hedging agreements are outstanding for USD 40.5 million out of the original

USD 48 million contracted for: the security corridor is 1.1842 1.35 for the 2006 expiry dates and 1.2138 1.30 for the others. Since the dollar/euro exchange rate at December 31, 2005, is substantially in line with that for the period in which the initial strategy was agreed, the mark-to-market of the structure is €/000 263.0 down; if a new weak dollar phase occurs in the future, the position will be managed dynamically by restructuring it, at zero cost if possible, in order to prevent the knock-in being reached.
Since requirements under IAS 39, paragraph 71 and subsequent, are not applicable to the derivatives in question, hedge accounting was not adopted; thus, at 31.12.2005, their value was updated to the mark-to-market value, recognizing the difference in the financial area of the income statement.

Short-term loans (22)
The amount of €/000 7,260 refers to PCC Giochi e Servizi for the loan with Efibanca, and finance lease transactions relating to the companies Totobit S.p.A. and PCC Giochi e Servizi, as well as to Consorzio Lotterie Nazionali's payable to *AAMS* (€/000 6,513) in relation to winnings to be paid.

Specifically, the loan received from Efibanca S.p.A., to the benefit of PCC Giochi e Servizi, had the following characteristics:
- initial debt: €/000 705.
- residual debt as of 31/12/2005: €/000 110.
- 3% interest rate for soft loans (in fact, it is a soft loan pursuant to Law No. 64/86).

Short-term portion of long-term loans (23)
The amount of €/000 473 (which has remained unchanged compared to 31.12.2004) almost entirely represents the share accrued to the period for interest on the debenture loan.

Other current liabilities (24)
These total €/000 233,620 (€/000 233,494 as of 31.12.2004).

Total Other (current) liabilities *(thousands of euros)*	**31.12.2005**
Payables to social security institutions due within 12 months	3,791
Payables to personnel	10,720
Payables to Monopolies	109,549
Payables to bet collection points/telephone operators	102,349
Other payables	7,211
Total	**233,620**

Below are the most significant items:
- *Payables to Social Security Institutions:* €/000 3,791 (€/000 2,441 as of 31.12.2004). This item relates to payables to social security institutions for withholdings charged to the Companies with regard to wages and salaries paid in December 2005.
- *Payables to personnel:* €/000 10,720 (€/000 9,619 as of 31.12.2004). These include the salaries due and payable to Company employees.
- *Payables to merchants/telephone operators:* €/000 102,349 (€/000 88,109 as of 31.12.04). These refer to the amounts due to the merchants/telephone operators for

collection services rendered by the companies LIS and Lottomatica. Specifically, the payable ascribable to LIS (€/000 97,984) was virtually entirely a payable for amounts to be paid out to telephone operators in relation to contractual dynamics concerning collection of receipts from bet collection points during the month of December.

- *Payables to AAMS:* €/000 109,549 (€/000 106,143 as of December 31, 2004). The amount in question is almost totally ascribable to a payable due to *AAMS* for instant lottery tickets, which are monthly reported by the 10th of each following month and the Italia Lottery tickets which are reported 10 days after the final drawing.

Payables for taxation (25)
Below is the breakdown per company:

Company name (€/000)	31.12.2005
Consorzio Lotterie Nazionali	9
Cirmatica	2
Lottomatica Italia Servizi S.p.A.	335
Lottomatica S.p.A.	4,932
LotSistemi	1,287
PCC GS S.p.A.	119
RTI Videolot S.p.A.	3,629
Totobit Group	707
Total	**11.020**

Payables for taxation (thousands of euros)	31.12.2005
Irpef tax payables	1,927
VAT tax payables	86
Irap/Ires tax payables	4,682
Other tax payables	4,325
Total	**11,020**

Tax payables, equal to €/000 11,020 (the balance attributable to the merged company Lottomatica was €/000 13,346 as of 31.12.2004) include payables for the *IRPEF (Imposta sul Reddito delle Persone Fisiche,* Personal Income Tax) withholding taxes withheld by the Group from the remuneration of employees and consultants for December 2005, as well as V.A.T. payables.

Short-term portions of long-term provisions (26)
These amount to €/000 509 and relate to the short-term portions of the provision for deferred taxes relating to Totobit group companies.

Liabilities held for sale or discontinuing operations (27)
There are no liabilities held for sale.

5. NOTES TO THE CONSOLIDATED INCOME STATEMENT

As already described in the *General Information* under the Explanatory Notes, for an easier view of management dynamics for the 2005 financial year, these Notes shall report the consolidated statements of the merged company Lottomatica S.p.A., as prepared according to IFRSs as of 31.12.2004.
In fact, it is specified that both NewGames and FinEuroGames were non-operating companies in 2004. Both of them had no employees.

Revenues (28)
These amount to €/000 569,154 (€/000 569,810 as of 31.12.2004)
Below is the breakdown:

Revenues from sales and sevices (thousands of euros)	Report as of 31.12.2005	
	Absolute values	%
Games	**503.058**	**88.4%**
-) Lotto	432,288	75.95%
-) Tris	1,266	0.22%
-) Sports Pools	5,947	1.04%
-) Video lotteries	6,398	1.12%
-) Bets	2,258	0.40%
-) National Lotteries	54,901	9.65%
Services	**63.944**	**11.2%**
-) LIS network - top-ups	28,512	5.01%
-) Totobit network - top-ups	7,320	1.29%
-) Revenues from start-up of POWER PC	7,823	1.37%
-) Sport Ticketing	5,261	0.92%
-) Car road tax	7,628	1.34%
-) Rai television licence	606	0.11%
-) Municipal Services	223	0.04%
-) Unified Taxes	586	0.10%
-) Other services	5,985	1.05%
PCC GS S.p.A.	**2.152**	**0.4%**
Total	**569.154**	**100%**

In preparing the income statement, according to IAS 18 (revenue recognition), the Group has reported revenues for telephone top-ups net of costs both for the subsidiary LIS and for the Totobit group. This decision was based on the fact that the Company during the transaction only accrues the margin resulting from the difference between retail price and the nominal cost of the card.

Revenues of RTI Videolot have been treated in a similar way, pursuant to the license and subsequent ministerial provisions, the latter being the owner of revenues from collection net of unified state tax (*PREU, Prelievo Erariale Unico*) and the winnings paid out, and thus gross of payment due to operators and retailers.

Other earnings and proceeds (29)
These amount to €/000 13,641 (€/000 14,057 as of 31.12.2004).
The main items relate to:
- operating grants of Consorzio Lotterie Nazionali (€/000 1,410)
- absorption of excess provisions following the settlement of disputes which originated its entry (€/000 1,100)
- fees for the management of the national TRIS pari-mutuel system (€/000 1,875).

Capitalization of internal construction costs and consumables (30)
These amount to €/000 24 (€/000 1,012 as of 31.12.2004) and mainly refer to Totobit group.

Change in inventories (31)
This amounts to €/000 -145 (€/000 895 as of 31.12.2004) and mainly refers to PCC Giochi e Servizi.

Raw materials and consumables used (32)
These amount to €/000 31,065 (€/000 29,308 as of 31.12.2004) and are broken down as follows:

Raw materials (thousands of euros)	December 2005
Paper supports	17,697
EDP materials and consumption	2,108
Lottery tickets	10,060
Others	1,200
Total	**31,065**

Services (33)

These amount to €/000 188,493, of which €/000 175,512 relate to purchases of services and €/000 12,981 relate to leased assets (€/000 218,709 as of 31.12.2004). These are broken down as follows:

Costs for services (thousands of euros)	December 2005
Network management	42,460
Maintenance	13,354
Office costs	7,645
Assistance for bet collection points	24,214
Research and advertising	42,257
Services rendered by third parties	29,937
Corporate bodies	1,560
Banking costs and services	1,695
Non-capitalized IAS costs	739
Others	11,651
Leases and rentals - Rents paid	7,091
Leases and rentals - Other rentals	1,579
Leases and rentals - Third parties	4,311
Total	**188,493**

The most significant changes concerned:

- network costs for the technological innovation process begun in early 2003 by migrating the data transmission systems to the IP (Internet Protocol) system, with significant savings;
- maintenance costs for renegotiation of existing contracts;
- assistance provided to bet collection points for business development and business volume increase;
- services rendered by third parties largely connected with the implementation of the new activities started during the financial year (national instant and traditional lotteries, entertainment games, new games linked to Totocalcio, etc.).

Costs for personnel (34)

These totaled €/000 72,276 (€/000 66,215 as of 31.12.2004). Below is the breakdown of the individual components:

Costs for personnel (thousands of euros)	Report as of 31.12.2005
-) Wages and Salaries	46,620
-) Social security contributions	14,460
-) Staff severance fund	1,791
-) Cstock options cost	8,994
-) Other costs	411
Total	**72,276**

- *Wages and salaries and social security contributions* include costs for early retirements (€/000 2,100);
- *Staff Severance Fund* includes the effects of discounting back the provision for this fund which, as of December 31, 2005, involved a reduction of €/000 817 in the book values.
- Stock options (€/000 8,994) were valued according to the procedures under IFRS 2.

Below is the breakdown of personnel costs per company:

As of December 31, 2005, the Group's employees were 1,084. Below is a breakdown of average number of employees, by category:

Employees as of 31.12.2005	No.
Executives	58
Supervisors	118
Office staff	853
Manual workers	55
Total	**1.084**

Costs for personnel (thousands of euros)	Report as of 31.12.2005
Lottomatica	53,253
Lottomatica Italia Servizi	2,316
Lottomatica Sistemi	9,410
Cirmatica	47
Totobit Group	4,645
PCC GS	2,605
Total	**72.276**

Amortization, depreciation and write-downs (35)

These amount to €/000 53,643 (€/000 62,622 as of 31.12.2004) and are broken down as follows:

Amortization of intangible assets (thousands of euros)	December 2005
Amortization of patents	7,366
Amortization of concessions, licenses, trademarks	1,061
Other Intangible Assets	104
Total	**8.531**

Depreciation of property, plant and equipment (thousands of euros)	December 2005
Buildings	1,651
Plant and machinery	36,206
Industrial and business equipment	81
Other assets	472
Total	**38.410**

Write-downs (thousands of euros)	December 2005
Write-down of fixed assets	4,752
Write-down of receivables	1,950
Total	**6.702**

Write-downs of fixed assets, equal to €/000 4,752, refer to assets that are no longer used by Lottomatica, which are essentially, as has already been said, assets for which the amortization and depreciation process cannot be completed as a result of the project to replace the terminals.

Write-downs of receivables included in current assets, equal to €/000 1,950 refer to:

- Totobit S.p.A. for €/000 450, covering receivables making up the existing total receivables;
- Lottomatica for €/000 1,500 (Bingo Plus) in relation to risks related to the recoverability of the entire receivable .

Other operational costs (36)

These amount to €/000 24,854 (€/000 39,662 as of 31.12.2004) and relate to:

- *Other operating costs*: €/000 22,465. The most significant entries cover the costs associated with the merger of FinuroGames and Lottomatica into NewGames (€/000 1,321), the sums to be paid to the Tax Authorities (€/000 1,000) for management economies deriving from the use of the network for activities other than the Lotto (Article 9 of the Decree of November 15, 2000, issued by *AAMS*), gifts (€/000 194), the unrecoverable V.A.T. (€/000 930) and the other indirect taxes for the financial year (€/000 582), the amount paid by *AAMS* in consideration of the malfunction in the network to collect Lotto wagers as occurred on June 18, 2005 (€/000 7,588), the costs associated with the arbitration proceeding initiated against *AAMS* and aimed at setting the duration of the Lotto license (€/000 6,039), the charges for corporate restructuring, and the assessment of costs not attributable to the financial year which are allocated herein according to IFRS accounting standards.



- *Provisions for risks*: €/000 1,016. These almost exclusively relate to provisions allocated by Lottomatica in its capacity as representative of the Temporary Business Combine for collecting receipts from legal games;
- *Other provisions*: €/000 1,373 essentially relate to provisions allocated by Lottomatica for prize competitions.

Financial income (charges) (37)
As of December 31, 2005, financial management shows a negative balance of financial charges for €/000 16,064 (€/000 16,957 as of 31.12.2004), broken down as follows:

Financial income (charges) *(thousands of euros)*	Report as of 31.12.2005
-) Financial Income	8,150
Bank interest	4,020
Other Financial Income	4,130
-) Financial Charges	-24,214
Bank interest	-190
Foreign exchange losses	-977
Other financial charges	-23,047
Total	-16,064

Financial charges refer almost entirely to interest income on bank deposits and to the mark-to-market valuation of derivative financial instruments (for an in-depth analysis, reference is made to the relevant paragraph above), while €/000 1,500 refer to interest on Securities.
Under financial charges, the most significant item (€/000 17,474) refers to interest expense accrued on the debenture loan, as well as by €/000 1,545 for the amounts recognized to bondholders by way of consent fee for the approval of the abovementioned merger plan during the Shareholders' Meeting.

Adjustments to financial assets (38)
These amount to €/000 34 (€/000 812 as of 31.12.2004) and refer to the loss from the sale of the company Triplet, transferred to the parent company De Agostini in May 2005.

Income taxes for the period (40)
The estimated tax charge as of December 31, 2005, amounted to €/000 82,013, of which €/000 61,843 for current taxes (€/000 50,642 for *IRES* and €/000 11,201 for *IRAP* (*Imposta Regionale sulle Attività Produttive*, Local Tax on Production Activities)), €/000 2,136 for deferred tax assets, and €/000 18,034 for deferred tax liabilities:

Income taxes for the period *(thousands of euros)*	**December 2005**
IRES	50,642
IRAP	11,201
Deferred tax assets	2,136
Deferred tax liabilities	18,034
Income taxes for the period	**82.013**

Income taxes for the period refer for €/000 949 to adjustments to current taxes for the previous financial year.

Below are the statements showing the recognition of deferred tax assets and liabilities, as well as the reconciliation between ordinary and effective tax rate:



RECOGNITION OF DEFERRED AND PREPAID TAXES AND RELATED EFFECTS:

	Income Statement		*Balance sheet*	
Description	*Amount of temporary differences*	*Tax effect (% rate)*	*Amount of temporary differences*	*Tax effect (% rate)*
Deferred tax assets:				
Goodwill amortization	-9,194,985.57	37.25%	7,923,563.72	37.25%
Entertainment expenses	-45,426.24	37.25%	0.00	37.25%
Provision	-34,650.00	33.00%	0.00	33.00%
Directors' fees	-7,474.31	33.00%	0.00	33.00%
Amortization and depreciation	-80,008.96	37.25%	81.95	37.25%
Other	-475,918.38	37.25%	28,122.41	37.25%
Write-down of fixed assets	-448,704.72	37.25%	448,704.72	37.25%
Provision for risks	-363,909.32	37.25%	345,385.57	37.25%
Provision for prize competitions	-103,989.81	37.25%	106,099.55	37.25%
Performance bonus + MBO	-2,498,148.55	33.00%	53,093.70	33.00%
Total deferred tax assets	*-13,253,215.87*			
Returns on deferred tax assets:				
Sogei amortization	765,245.67	37.25%	3,367,069.59	37.25%
Cos amortization	151,285.65	37.25%	1,165,845.29	37.25%
Entertainment expenses	63,565.10	37.25%	149,293.53	37.25%
Amortization and depreciation	1,230,326.44	37.25%	11,519,358.00	37.25%
Amortization of fiscal deficit	1,195,148.47	37.25%	14,021,132.07	37.25%
Other provisions	484,295.52	37.25%	264,382.14	37.25%
Write-down of Lottolatino 2003	401,174.40	33.00%	407,238.49	33.00%
Directors' fees	159,777.75	33.00%	28,924.17	33.00%
Write-down of Twin 2002 1/5	207,052.39	33.00%	207,052.39	33.00%
Write-down of Twin 2003 1/5	85,493.03	33.00%	170,986.07	33.00%
Write-down of LS 2003 1/5	1,151,836.43	33.00%	2,303,672.91	33.00%
Performance bonus + MBO	1,917,461.20	33.00%	2,603,787.45	33.00%
Other provisions	1,636,346.73	33.00%	1,570,748.52	33.00%
Provision	194,806.26	33.00%	500,167.41	33.00%
Others	1,386.41	33% - 37.25%	2,625,070.07	33% - 37.25%
Provision for risks	208,702.52	33.00%	926,590.40	33.00%
Total returns on deferred tax assets	*9,853,903.97*			
Net deferred tax assets	**-3,399,311.90**			
Deferred tax assets relating to fiscal losses from previous financial years	-320,673.00		0.00	
IAS deferred tax assets	4,396,268.00		4,272,629.89	
Deferred tax assets from consolidation	1,459,000.00		0.00	
TOTAL DEFERRED TAX ASSETS	**2,135,283.10**		**55,009,000.00**	
Deferred taxes				
Proportional amortization and write-down of receivables	1,294,031.82		6,642,785.55	
Cirmatica + Ls dividend	2,136.78		125,301.00	
Return on accelerated depreciation	-1,986,612.18		269,000.00	
IAS Deferred taxes	18,406,716.00		37,015,236.48	
IAS 17	49,679.00		0.00	
Deferred taxes from consolidation	269,000.00		180,000.00	
TOTAL DEFERRED TAXES	***18,034,951.42***		**44,232,323.03**	
Short-term portion of Provision for deferred taxes			**509,000.00**	
Net	**20,170,234.52**			



LOTTOMATICA GROUP 2005 CONSOLIDATED ACCOUNTS

RECONCILIATION BETWEEN ORDINARY AND EFFECTIVE IRES TAX RATE:

	2005 Financial year	*Tax rate*
Applicable ordinary tax rate	33.00%	
Profit before taxes	196,245	
Theoretical tax burden	64,761	33.00%
Increases (decreases):		
Goodwill	69,926	
Performance bonus and MBO	6,460	
Dividends	373	
Write-down of equity investments	545	
Provisions	4,076	
Other increases	12,890	
Dividends	(43,461)	
Amortization of fiscal deficit	(3,208)	
Goodwill	(5,407)	
Write-down of equity investments	(4,428)	
Other decreases	(19,318)	
Ias adjustments not applicable to Ires	(102,758)	
Adjustments to Consolidated accounts which are not taxable for Irap purposes	47,682	
Taxable income	**153,460**	
CURRENT IRES	**50,642**	**25.81%**

RECONCILIATION BETWEEN ORDINARY AND EFFECTIVE IRAP TAX RATE:

	2005 Financial year	*Tax rate*
Applicable ordinary tax rate		4.25%
Difference between production value and costs	134,650	
Theoretical tax burden	5,723	4.25%
Write-downs	7,447.00	
Deductible costs for Irap purposes	(46,515.00)	
Costs for personnel	60,878.00	
Non-deductible costs for Irap purposes	113,460.00	
Non-taxable revenues for Irap purposes	(6,671.00)	
Irap deductions	(143.00)	
Ias adjustments not applicable to Irap	448.00	
Total	**263,554.00**	
CURRENT IRAP	**11,201**	**8.32%**

Net profit for the period

Consolidated net income as of December 31, 2005, amounts to €/000 112,391 (€/000 86,034 as of 31.12.2004) of which €/000 1,841 (€/000 -425 as of 31.12.2004) is attributable to minority interests.


GRUPPO
LOTTOMATICA
giochi e servizi

Diluted earnings per share (41)

Basic earnings per share

	2005 Financial year	2004 Financial year
Net profit	114,232	86,033
Average weighted number of outstanding ordinary shares (000)	89,009	88,832
Basic earnings per share (€ per thousand shares)	**1.28**	**0.97**

Diluted earnings per share

	2005 Financial year	2004 Financial year
Net profit	114,232	86,033
Average weighted number of outstanding ordinary shares (000)	89,009	88,832
No. of options (.000)	4,103	849
Diluted earnings per share (€ per thousand shares)	**1.23**	**0.96**

Basic earnings per share have been calculated by dividing net profit for the period attributable to the Group by the weighted average number of ordinary shares outstanding over the period.
Diluted earnings per share have been calculated by dividing net profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding over the period, adjusted to take in to account the options' dilutive effects.
Below is a breakdown of income and information on shares for the purpose of calculating basic and diluted earnings per share as of December 31, 2005.
Specifically, in the light of the characteristics of the transaction, we considered the share capital in 2005 as it was constituted on the effective date of the merger (December 20, 2005), which was the same as that on which the merging company's shares were first traded on the Electronic Stock Market, organized and managed by Borsa Italiana S.p.A., for the purposes of the calculation of the basic earnings per share denominator (given by the weighted average of the outstanding ordinary shares).

6. FINANCE LEASE AND LEASE CONTRACTS

The Group entered into finance leases and lease contracts for various plant and machinery, as well as for real estate. These leases provide for renewal clauses but not purchase options or rental increase clauses. They can be renewed at the lessee's wish. The table below shows the amounts of future installments from finance leases and lease contracts, and the present value of the rentals themselves:

	2005	
	Plant and machinery rentals	*Real estate rentals*
Within 12 months	584	153
Beyond 12 months, but within five years	451	484
Total leasing rentals	**1,035**	**637**

7. FINANCIAL RISK MANAGEMENT: TARGETS AND CRITERIA

Apart from derivatives, the Group's main financial instruments are the €/000 360,000 bond issue, bank deposits (time and sight deposits) and government bonds (Treasury Bills). Exchange rate derivative agreements were entered into to an amount of 50% of expected supplies up to the expiry date of the license in order to hedge the exposure of Consorzio Lotterie Nazionali deriving from the purchase of semi-finished goods for the production of the Scratch & Win tickets through derivative instruments. For further details on the features of



these products, reference is made to section "Exchange rate derivatives" herein. The current hedging was proposed by the Finance Department and approved by the Managing Director, in agreement with the Parent Company. For the negotiation of exchange rate and interest rate hedging derivatives, a policy is being worked out that will specify the details of roles, responsibility, autonomy areas and information flows.

Liquidity Policy

After the approval of the Parent Company's Executive Committee, the Board of Directors of Lottomatica also approved a Liquidity Policy in 2004. The objective of this policy is to maintain the invested capital; to ensure that the characteristics of the investment portfolio are consistent with the cash-flow requirements and financial manoeuvres of individual Group companies; and to obtain a satisfactory return.

The relevant regulations are set out in the following grid: "extent of risk" - "rules":

Expiry date: the duration of uses cannot exceed 12 months (corporate risk) or 18 months (sovereign risk);

Credit Risk: resources can only be invested in instruments with a rating (minimum level: P-2/A-2/F-2, A3/A-/A-);

Risk Diversification: maximum exposure to an individual name may not exceed 20% of the portfolio; more than 5% of the issue or issue program may not be held in the case of listed or negotiable instruments; the following limits apply to non-negotiable instruments (e.g., bank deposits):

- A1/P1/F1 max equivalent €/mil. 100, for a maximum period of 3 months
- Split Rating max equivalent €/mil. 50, for a maximum period of 3 months
- A2/P2/F2 max equivalent €/mil. 50, for a maximum period of 1 month

Country Risk: investments are only allowed in Euro-zone countries, Switzerland, the United Kingdom and the United States. Authorized products: below is a binding list of products in which it is permitted to invest: Liquidity Funds, Current account and time deposits with banks, Certificate of deposit (CDs), Repos, Commercial Paper (CP's), Banker's Acceptance, Asset Backed Commercial Paper – ABCPs, Treasury / Supranational / Corporate Bond & Notes.

8. RELATIONS WITH RELATED PARTIES

Below are the economic effects and property relations with related parties of Lottomatica Group as of 31.12.2005.

RELATED PARTIES - MAIN ECONOMIC ITEMS as of 31.12.2005

thousands of euros	Indirect parent, subsidiary and associated companies	Type of transaction
Costs for services	477	Relations with De Agostini S.p.A.
Leases and rentals	2,715	Relations with ISIM S.p.A.

RELATED PARTIES - MAIN FINANCIAL ITEMS as of 31.12.2005

thousands of euros	Indirect parent, subsidiary and associated companies	Type of transaction
Receivables	611	Relations with De Agostini S.p.A. (*IRES* tax receivable - transferor Lottomatica S.p.A.)
Receivables	70	Relations with De Agostini S.p.A. (*IRES* receivable - transferor RTI Videolotter S.p.A.)
Receivables	91	Relations with De Agostini S.p.A. (*IRES* receivable - transferor Lis Finanziaria S.p.A.)
Receivables	140	Relations with De Agostini S.p.A. (VAT receivable - transferor Lottomatica Italia Servizi S.p.A.)
Receivables	8	Relations with De Agostini S.p.A. (*IRES* receivable - transferor Totobit S.p.A.)
Receivables	519	Relations with De Agostini S.p.A. (*IRES* receivable - transferor Videolot Gestione S.p.A.)
Receivables	3	Relations with De Agostini S.p.A. (Tax receivable - Lottomatica S.p.A.)
Payables	4,361	Relations with De Agostini S.p.A. (*IRES* debt - transferor Lottomatica Italia Servizi S.p.A.)
Payables	3,654	Relations with De Agostini S.p.A. (VAT debt - transferor Lottomatica S.p.A.)
Payables	173	Relations with De Agostini S.p.A. (Trade payable - Lottomatica S.p.A.)
Payables	34,772	Relations with De Agostini S.p.A. (*IRES* debt - transferor Lottomatica S.p.A.)
Payables	330	Relations with De Agostini S.p.A. (VAT debt - transferor Lottomatica Sistemi S.p.A.)
Payables	4	Relations with De Agostini S.p.A. (VAT debt - transferor SED Multitel S.p.A.)
Payables	3	Relations with De Agostini S.p.A. (VAT debt - transferor Totobit S.p.A.)
Payables	955	Relations with De Agostini S.p.A. (*IRES* debt - transferor Totobit S.p.A.)
Payables	946	Relations with DeA Factor S.p.A. (Suppliers - Lottomatica S.p.A.)
Payables	85	Relations with DeA Factor S.p.A. (Suppliers - Totobit S.p.A.)
Payables	283	Relations with DeA Factor S.p.A. (Suppliers - Lottomatica Italia Servizi S.p.A.)

All transactions effected with related parties, including inter-group transactions, fall under ordinary business activities and are regulated by market conditions or based on specific regulatory provisions; no atypical and/or unusual transactions are noted.



Specially, it should be noted that Lottomatica S.p.A. Group is engaged, together with the parent company De Agostini S.p.A., in services for charging costs regarding the Board of Directors. The relations with ISIM, a Toro Group company, refer to the lease of the premises where Lottomatica Group has its headquarters.
Finally, Lottomatica Group, as a consolidated company, has joined the National Fiscal Consolidation for De Agostini S.p.A. Group Companies starting from 2004.

Benefits to management with strategic responsibilities

BOARD OF DIRECTORS OF LOTTOMATICA S.p.A. *

First and last name	Position	Term of office	Expiration of office	Short-term compensation (euro)	Benefit due after termination of the employment relationship (euro)
Antonio Belloni	Chairman	04/03/03-12/04/05	12/04/2005	$ 110,685	
	Board Member	24/09/02-31/12/05	31/12/07	$ 25,000	
Rosario Bifulco	Managing Director and General Manager	02/12/02-12/04/05	31/12/04	$ 101,162	
	Chairman/Managing Director	12/04/05-31/12/05	31/12/07	$ 285,838	$ 10,091
	Executive	01/01/05-31/12/05		$ 280,830	
Marco Sala	Board Member and Joint General Manager	14/04/03-12/04/05	31/12/04	$ 15,000	
	General Manager and Board Member	12/04/05-31/12/05	31/12/07	$ 25,000	$ 18,281
	Executive	01/01/05-31/12/05		$ 465,598	
Paolo Ainio	Board Member	24/09/02-31/12/05	31/12/07	$ 32,500	
Sergio Baronci	Board Member	24/09/02-21/08/05	31/12/07	$ 15,000	
Marco Boroli	Board Member	24/09/02-31/12/05	31/12/07	$ 15,000	
Pietro Boroli	Board Member	12/04/05-31/12/05	31/12/07	$ 15,000	
Sabino Cassese	Board Member	24/06/04-11/11/05	11/11/05	$ 13,750	
Pier Luigi Celli	Board Member	14/04/03-31/12/05	31/12/07	$ 30,000	
Paolo Ceretti	Board Member	13/05/04-31/12/05	31/12/07	$ 35,000	
Marco Drago	Board Member	24/09/02-31/12/05	31/12/07	$ 25,000	
Roberto Drago	Board Member	24/09/02-31/12/05	31/12/07	$ 15,000	
Lorenzo Pellicioli	Board Member	12/04/05-31/12/05	31/12/07	$ 32,500	
Severino Salvemini	Board Member	14/03/03-31/12/05	31/12/07	$ 35,000	
Michele Reinero	Board Member	24/09/02-12/4/05	31/12/04	$ 15,000	
Antonio Tazartes	Board Member	24/09/02-31/12/05	31/12/07	$ 25,000	
Giorgio Vincenzini	Board Member	14/04/03-12/04/05	12/4/05	$ 4,445	

* The company was merged, effective from December 20, 2005, into NewGames S.p.A., which at the same tim took on the name of Lottomatica S.p.A.



9. Subsequent Events

Below are the main events occurred subsequently to the year-end:

On January 10, 2006, Lottomatica S.p.A., Gold Holding Co., Gold Acquisition Co. and GTECH Holdings Corporation, entered into an agreement named "Agreement and Plan of Merger", upon prior approval of the respective boards of directors. By virtue of this agreement, Lottomatica shall acquire, through its subsidiary Gold Acquisition Co., 100% of the share capital of Gtech Holding Corporation, a US leading company in the sector of games and services technology, which is currently listed on the New York Stock Exchange.
The acquisition shall be implemented by merging through a merger by incorporation (the so-called "cash merger") of Gold Acquisition Co., a subsidiary indirectly owned by Lottomatica through Gold Holding Co., into Gtech.. On the completion of the merger, all tech shareholders shall be entitled to receive the price offered by Lottomatica and Gtech shares will cease to be listed.
The purchase price offered by Lottomatica is USD 35 per each Gtech share, with a 15% premium on the price per Gtech share on September 9, 2005, the day prior to that on which the company's Board of Directors announced that they were ready to consider possible purchase offers.
This transaction will lead to the creation of one of the biggest lottery and gaming groups in the world, with a substantial presence on international markets and a wide and diversified portfolio of technologies, services and contents. GTECH realized revenues of €/bn 1.005 and an EBITDA of €/bn. 0.387 in the 2005 financial year.
The new Lottomatica Group will be represented in more than 50 countries all over the world, with approximately 6,300 employees, an estimated aggregate (2005) turnover of €/bn. 1.6 and an aggregate EBITDA of €/bn. 0.7.
The new Lottomatica Group's turnover and EBITDA have been calculated as the pure arithmetical sum of the I/B/E/S estimates as of December 31, 2005, as regards turnover and stand-alone EBITDA of Lottomatica and GTECH, with no accounting or other type of adjustment.
The GTECH estimates as of December 31, 2005, were obtained by calendarizing the I/B/E/S estimates as of February 1, 2005 (2/12) and February 2006 (10/12). GTECH's capital is made up of about 132.8 million shares on a fully diluted basis, thus including options and equity coming from the full conversion, if any, of convertible bonds issued by GTECH.
The value of the transaction is therefore about 4 billion euro, including the acquirer's undertaking of GTECH's present financial debt. The completion of the merger, which is to be resolved by GTECH's shareholders, is subject to conditions that are usual in transactions of this type, among which the obtaining of the necessary licenses and permits and the availability of the resources needed to fund the transaction. The completion of the transaction is also subject to the approval of the competent supervisory boards and, to date, is expected to take place in June 2006.
Lottomatica will finance the acquisition by means of:

- available financial resources of €/bn 0.4;
- a capital increase of €/bn. 1.4, to be offered in option to the shareholders;
- a subordinated debenture loan of €/bn 0.750 expiring in 2006;
- a senior syndicated loan of US/bn. 2.260 corresponding to approximately €/bn. 1.9, in more than one issue, which shall be paid to Gold Acquisition Corp. And guaranteed by Lottomatica, aimed partly at paying Gtech shareholders and partly at refinancing the outstanding debt of Gtech.

For this purpose, at the same time as the Agreement and Plan of Merger are executed, preliminary agreements have been entered into with Credit Suisse First Boston, now Credit Suisse Securities, and Goldman Sachs International, that will provide Lottomatica with the necessary financial resources. These commitments are subject to conditions that are usual in transactions of this type.
De Agostini S.p.A. shall fully subscribe its own share, both direct and indirect, of the capital increase.
After the completion of the transaction, Lottomatica is expected to maintain an investment grade corporate rating.

On January 10, 2006, the Bank of Italy granted authority to operate as an electronic money institute. CartaLIS S.p.A. changed its company name to "CartaLIS IMEL S.p.A." in an Extraordinary Shareholders' Meeting held on January 16, 2006. By a deed of purchase executed on February 6, 2006, LIS sold title to 500,000 CartaLIS ordinary shares, representing 5% of the Share Capital, to Sella Holding Banca S.p.A.. To date, LIS holds a 85% equity investment in the share capital of CartaLIS. On February 6, 2006, it was enrolled in the relevant register as the first Italian *Imel* under the automated (ABI) code 36000. On February 13, 2006, a note from UIC (*Ufficio Italiano Cambi*, Italian Exchange Office) was received stating that the outlet agreement model submitted by the company was satisfactory.

During January 2006, Consorzio Lotterie Nazionali launched a new 2-euro lottery named "Medaglia d'Oro" associated with the Winter Olympic Games of Turin 2006. Results from sales of this lottery were good, totaling 19 million tickets sold.
On January 6, 2006, the Italia Lottery drawing was successfully carried out using the new Editec draw machines, acquired by Consorzio in 2005, for the first time.

On February 2, 2006, *AAMS* issued the final decree authorizing RTI Videolot to operate the network for the remote management of amusement and entertainment machines (the so-called "Video lotteries").

10. STOCK OPTION PLANS

Following the abovementioned merger transaction, NewGames S.p.A. took over the relations of Lottomatica S.p.A., including those regarding stock option plans for Lottomatica group officers and employees.

2003 – 2005 Plans

The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, passed the following resolutions, with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 14, 2003, and in its Board of Directors' Meeting on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions:

1. a capital increase against payment, in divisible form, for a maximum of € 2,439,110.00, with the issue, including in more than one issue, of a maximum of 2,439,110 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of



no. 2,439,110 options already assigned and still exercisable within the framework of the stock option plan available to employees of the merged company Lottomatica S.p.A. and its direct or indirect subsidiaries;

2. a capital increase against payment, in divisible form, for a maximum of € 1,422,667.00, with the issue, including in more than one issue, of a maximum of 1,422,667 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 1,422,667 options already assigned and still exercisable within the framework of the stock option plan available to directors of the of the merged company Lottomatica S.p.A..

The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, also passed the following resolution, with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 14, 2003, and in its Board of Directors' Meeting on May 13, 2004, setting December 31, 2008, as the deadline for subscriptions: a capital increase against payment, in divisible form, for a maximum of € 223,175.00, with the issue, including in more than one issue, of a maximum of 223,175 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 223,175 options already assigned and still exercisable within the framework of the stock option plan available to employees of the merged company Lottomatica S.p.A. and its direct or indirect subsidiaries.

To date, the stock options under the 2003-2005 plans have matured and either have become or will become exercisable, as the case may be, when the requirements are satisfied specified in their respective regulations.

2005 – 2010 Plans

The same Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, also passed the following resolutions, again with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 12, 2005, and in its Board of Directors' Meetings on May 12 and/or July 21, 2005, setting December 31, 2010, as the deadline for subscriptions:

- a capital increase against payment, in divisible form, for a maximum of € 297,580.00, with the issue, including in more than one issue, of a maximum of 297,580 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 297,580 options already assigned by the merged company Lottomatica S.p.A. and still exercisable within the framework of the stock option plan available to managers of the merged company Lottomatica S.p.A. and/or its subsidiaries;

- a capital increase against payment, in divisible form, for a maximum of € 57,016.00, with the issue, including in more than one issue, of a maximum of 57,016 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the stock option plan available to managers of Lottomatica and/or its subsidiaries in relation to no. 57,016 options still attributable by the merged company Lottomatica S.p.A. within the framework of this plan;

- a capital increase against payment, in divisible form, for a maximum of € 219,812.00, with the issue, including in more than one issue, of a maximum of 219,812 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 219,812 options already assigned by the merged company Lottomatica S.p.A. and still exercisable within the framework of the stock option plan available to directors of the merged company Lottomatica S.p.A..

The right to exercise the options for the 2005-2010 plans is subject to the satisfaction of the following conditions: that it still belongs to the Group on the date the options become exercisable and that the Group achieves a certain consolidated EBITA in the period 2005-2007.
The maximum term of the options is 3 years and they may not be settled in cash.

Stock option plans were valued according to the Black-Scholes option pricing model.
Below is the statement summarizing the assumptions relating to the determination of the stock option plans' fair value:

STOCK OPTION PLANS OUTSTANDING AT December 31. 2005

	Options outstanding at the beginning of the period		Options assigned over the period		Options cancelled over the period		Options exercised over the period		Options outstanding at period-end		Options exercisable at period-end
	No. of options	Weighted average exercise price	No. of options	Weighted average exercise price	No. of options	Weighted average exercise price	No. of options	Weighted average exercise price	No. of options	Average maturity (years)	No. of options
2003-2005 Plan - Chairman	531,000	14.63	0		220,333	14.63	70,000	26.21	240,667		240,667
2003-2005 Plan - General Manager	2,026,000	14.63	0						2,026,000	2006	
2003-2005 Plan - Joint General Manager	1,012,000	14.63	0						1,012,000	2006	
2003-2005 Plan - Executives	647,300	14.63	0		46,100	14.63			601,200	2008	
2004-2005 Plan - Executives	245,675	18.338	0		22,500	18.338			223,175	2008	
2005-2010 Plan - Chairman			124,476	26.47					124,476	2010	
2005-2010 Plan - General Manager			95,336	26.47					95,336	2010	
2005-2010 Plan - Executives			297,580	26.47	20,160	18.338			277,420	2010	

	Chairman 2003-2005	MD/GM/JointGM 2003-2005	Executives 2003-2005	Executives 2004-2005	Chairman 2005-2010	Managing Director 2005-2010	Executives 2005-2010
No. of options assigned	660,999	3,038,000	825,000	245,675	124,476	95,336	297,580
Average market price at the date of assignment	15.38	15.38	15.38	18.63	27.40	27.40	27.40
Average exercise price	14.63	14.63	14.63	18.34	26.47	26.47	26.47
Option period (residual years)	0	0	0	0	2	2	2
Expected volatility	39%	39%	39%	39%	31%	31%	31%
Expected dividends	2%	2%	2%	2%	4.50%	4.50%	4.50%
Free risk rate	2.15%/2.56%	2.6%	2.56%/3.08%	3.14%/3.44%	2.60%	2.60%	2.60%

11. INFORMATION BY SEGMENT

Segment Reporting *(thousands of euros)*	GAMES		SERVICES		UNALLOCATED ITEMS		CONSOLIDATED ACCOUNTS	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004
Revenues from third-party customers	512,220	532,200	64,707	48,925	5,747	4,649	582,674	585,774
Intercompany revenues	-		-		-		-	
Total Revenues	512,220	532,200	64,707	48,925	5,747	4,649	582,674	585,774
Other costs related to the segment result	218,111	246,620	27,672	22,405	68,516	69,739	314,299	338,764
Other provisions	2,219	15,130	170		0		2,389	15,130
Sub total	**291.890**	**270.450**	**36.865**	**26.520**	**-62.769**	**-65.090**	**265.986**	**231.880**
Amortization and depreciation	35,369	45,888	4,627	6,003	6,945	9,011	46,941	60,902
Write-down of fixed assets	4,752		-				4,752	
Write-down from impairment	-		-		-		-	
Write-down of receivables	-	508	450	1,212	1,500		1,950	1,720
Operating Profit	**251.769**	**224.054**	**31.788**	**19.305**	**-71.214**	**-74.101**	**212.343**	**169.258**
Financial income (charges)							-16,064	-16,957
Value adjustment to financial assets							-34	812
Taxes							-82,013	-68,238
Profit (loss) for the period							**114.232**	**84.877**
Profits/Losses from companies valued at equity	0		0		0		0	
Costs for operating investments	57,290	24,905	12,189	5,440	24,375	9,758	93,854	40,104
Total segment assets	789,047	614,530	330,996	257,738	370,454	287,890	1,490,497	1,160,158
Total segment liabilities	240,094	209,208	211,239	183,848	526,909	457,877	978,242	850,934
Capital invested in Property, Plant and Equipment and Intangible Assets	561,738	386,909	240,002	165,315	30,895	20,498	832,635	572,721

The identification of segments within Lottomatica Group has been carried out taking into account the nature of the business activities. Specifically, the segments are games and services, whose operations are entirely carried out in Italy. Accordingly, the information on the secondary segment, or geographical segment, is not reported.

Take note that Games includes operations relating to Lotto, instant and traditional lotteries and gaming machines. Instead, Services includes citizen services, business services and utilities bill payment.

Specific allocation parameters have been identified for assets/liabilities and costs that are not clearly attributable to the single segments. Assets/liabilities and costs that are not attributable using the aforesaid parameters have been shown in a separate column under "unallocated items".

12. SIGNIFICANT JUDICIAL AND ARBITRATION PROCEEDINGS AS OF DECEMBER 31, 2005

DATASIEL- SISTEMI TECNOLOGIE DI INFORMATICA S.p.A. Arbitration

On April 22, 2003, Datasiel – Sistemi Tecnologie di Informatica S.p.A initiated an arbitration proceeding against Lottomatica to establish that the expiration date of its agreement with Lottomatica providing for information technology services to the Genova regional processing centre was not upon expiration of Lotto concession original term but upon expiration of the second term of the concession. Lottomatica contested this claim and required for the expiry of the contract to be ascertained.

On October 10, 2003, Lottomatica filed a counterclaim for violation of the contractual guarantee of competitive fees charged by Datasiel, asking to be refunded the greater amount paid to Datasiel for the services rendered. The attempt to settle the dispute was declared unsuccessful on November 10, 2003. On February 23, 2004, the Chairman of the Arbitration Board accepted a request by Lottomatica aimed at determining the amount for the counterclaim, and appointed the Court-appointed Expert. In a decree dated March 29, 2004, the Chairman of the Arbitration Board determined the requests to be submitted to the Court-appointed expert largely repeating those formulated by Lottomatica. The Court-appointed expert was delegated the tasks of verifying whether the contractually determined costs to Lottomatica may be considered competitive compared to those practiced on the national and international market for similar services, and thus whether they may be considered justified in relation to the services offered by Datasiel, considering the amount and quality of the services rendered; as well as verifying whether the consideration was determined, over the various years the contract was in force, based on a cost-services ratio to be calculated in accordance with the terms of the contract.
Operations were concluded on July 2, 2004. The Arbitration Board, accepting the petition formulated by the counsel to Lottomatica, allowed the parties to formulate their own remarks and counter-deductions regarding the Court-appointed expert and decided to extend the deadline for filing award by 180 days, granting the parties until September 20 to file their preliminary investigation briefs and until October 5 to file statements of defense. The Board of Arbitrators then granted the parties until November 8, 2004, to define their questions, November 30, 2004, to specify the conclusions and December 13, 2004, for replies.

By an award issued on July 26, 2005, the Arbitration Board:
1. ascertained the validity and effectiveness of the contract entered into between the parties, as well as the non-compliance by Lottomatica with the obligations undertaken under the contract, declaring Lottomatica itself to be bound to comply with the abovementioned contract and to pay Datasiel the total amount of € 2,500,000 by way of compensation for damages due to non-compliance;
2. ascertained the breach by Datasiel of the guarantee obligation correlated to the non-competition clause under the abovementioned contract, and ordered Datasiel to pay Lottomatica the total amount of € 2,100,000.

Arbitration costs have been fully settled.
The award issued exposes Lottomatica to the risk of being required to pay Datasiel further damages, since the compliance with the contract is no longer topical nor possible. Lottomatica, assisted by its counsel, filed the appeal with the Court of Appeals of Rome on December 28, 2005, requesting nullity of the award issued pursuant to Article 825 of the Italian Code of Civil procedure to be assessed *per errores in procedendo*. The first hearing is set down for March 21, 2006.

TICKET ONE S.,p.A. litigation

On August 12, 2003, the company Ticket One S.p.A., active in the services industry and ticketing in particular, filed an appeal with the *TAR* Regional Administrative Court of Lazio Region aimed at verifying, *inter alia*, Lottomatica's obligation to make its own network available to third parties at the same conditions offered to its subsidiary Lottomatica Italia Servizi S.p.A..
Prior to notification of the aforementioned petition, the company Ticket One had formulated out of court its own petition to access the Lottomatica network, in a note dated March 12, 2003. Lottomatica acknowledged the above mentioned note of Ticket One and rejected the requests submitted by it.
On December 3, 2003, Ticket One also served a writ of summons before a civil court (Civil Court of Rome) which essentially repeated the same claims submitted to the administrative court. Ticket One also asked to be reimbursed, for alleged unfair competition, an amount of € 10 million for illegitimate use of the network by Lottomatica and LIS, in addition to a ruling prohibiting the company from performing any further act of unfair competition, and, alternatively, to have the network available.
Lottomatica and LIS appeared according to a formal procedure in both proceedings, and, taken into account that Ticket One had submitted the same claims before two different courts, filed an appeal for a preliminary proceeding to determine jurisdiction before the Joint Divisions of the Court of Cassation, asking the proceedings to be suspended.
At the hearing on June 24, 2004, the *TAR* of the Lazio Region accepted the request filed by Lottomatica and LIS and suspended the proceeding, arranging for the documents to be referred back to the Court of Cassation. The Civil Court reserved ruling on the petition by Lottomatica to suspend the suit, awaiting the outcome of the Preliminary Proceeding to determine Jurisdiction or in any case, alternatively, subject to the settlement of the administrative proceeding. By order of July 28, 2004, the Civil Court rejected the application filed by Lottomatica and LIS and set down a hearing for December 9, 2004, for the continuation of proceedings. At the hearing of December 9, 2004, the Court gave the Parties 30 days to file briefs containing detailed argumentation or amendment of claims and objections already made and a further period of 30 days for replies pursuant to Article 183, 5 paragraph, of the Italian Code of Civil Procedure, referring to the next hearing of December 7, 2005. At the hearing of December 7, 2005, the Court reserved to admit evidence. After deliberating, the Court allowed witness evidence and adjourned the case to the hearing of June 21, 2006, for the examination of the witnesses presented by the parties.
Meanwhile, the Court of Cassation proceedings regarding the Preliminary Proceeding to determine Jurisdiction took place on September 29, 2005. The Court of Cassation found Lottomatica's appeal inadmissible in a ruling of February 9, 2006.
According to the counsels to Lottomatica and LIS, the claims submitted by Ticket One appear to be groundless.

Antitrust (Lottomatica – Sisal)

On July 16, 2003, the Italian Competition Authority started a proceeding aimed at verifying an alleged understanding between Lottomatica and its competitor SISAL in the gaming sector, and on July 18, 2003, said Authority carried out an inspection of the Lottomatica offices. Lottomatica filed a confidentiality petition for the documents gathered at said offices, which was partly accepted, partly deferred and partly rejected. On June 10, 2004, the Competition Authority carried out another inspection at Lottomatica's offices, gathering additional documentation on which the company asked for a confidentiality petition. On June 14, 2004, the Authority presented Lottomatica with a request for information concerning the market value of the games, as well as the turnover and investments made by Lottomatica in the period 2000-2003. During the proceeding the following persons were heard in addition to the parties Sisal and Lottomatica: FIT, the foreign operator G-TECH, the then Managing Director of the company Formula Giochi and the Associazione di Totoricevitori UTIS and, finally, *AAMS*.

Lottomatica accessed the proceeding records as necessary to verify the content of the previous hearings and all of the available documentation gathered from time to time by the Authority, in order to better assess the elements in the possession of the Authority and adjust its own defensive strategy accordingly.

In a notice dated August 3, 2004, as a result of the documentation gathered and the hearings held, the Authority sent the findings of its preliminary investigation. Lottomatica filed the legal brief and on October 13, 2004, the final hearing was held.

At its meeting of November 25, 2004, the Competition Authority resolved to close the preliminary investigation fining Lottomatica and Sisal by a sum, pursuant to current regulations, proportionate to their individual turnover, amounting to 8 million Euro and 2.8 million Euro, respectively. The Authority also ordered Lottomatica and Sisal to end their conduct tending to distort competition, requiring them to give notice of the measures taken within 90 days.

Lottomatica challenged the reasonableness of the accusations made against it by the Authority, filing an appeal through its counsels with the *TAR* against the decision, requesting, *inter alia,* the suspension of the above order.

At the hearing on March 2, 2005, the *TAR* rejected the request to suspend payment of the pecuniary sanction and accepted the ancillary request for suspension, given the generic contents of the warning given by the Authority.

The hearing to discuss the merits of the case was scheduled for May 4, 2005.

On March 24, 2005, Stanley International Betting Limited served its own appearance *ad opponendum* in the appeals filed by Sisal and Lottomatica, and asked that the contested Competition Authority order be confirmed.

In compliance with the order issued by the *TAR* of the Lazio Region on March 2, 2005, AGCM notified Lottomatica and Sisal of the resolution passed during its own meeting on March 31, 2005.

Lottomatica and Sisal, with additional motivations, challenged the aforementioned resolution by the Authority, once again contesting its generic nature.

By a ruling published on June 15, 2005, the *TAR* of the Lazio Region rejected the appeals and the additional grounds filed by Lottomatica and Sisal. The grounds for the penalty imposed by the Authority were made known on November 30, 2005. With the assistance of its counsel, Lottomatica is preparing its appeal against the decision handed down by the Court of first instance, the term for which will expire on March 30, 2006. In any event, and with reservation, Lottomatica has paid the fine and complied with the order to send the notice requested by the Authority in which all operators of the bet collection points were informed that they had the option of associating with other operators for games other than Lotto Game, lotteries and Scratch and Win lottery. By a notice of October 25, 2005, the Authority notified Lottomatica of having acknowledged that the order in question has been duly complied with.

Gaming machines

SAPAR, the national association for public amusement machines, and FM S.r.l. - with reference to the tender called for by *AAMS* in April 2004 to select licensees for the activation and operation of gaming machines - closed in June 2004 with the execution of the license agreements with the ten operators identified (including Lottomatica Temporary

Business Combine) - filed an appeal before the *TAR* of the Lazio Region aimed, *inter alia*, at obtaining the suspension and eventual annulment of the call for tenders.
LOTTOMATICA and the other licensees appeared before the court *ad opponendum*.
With an order on June 9, 2004, the *TAR* of the Lazio Region rejected the suspension request filed by the SAPAR plaintiffs. The suspension and annulment of the tender in question was also requested in a separate petition before the *TAR* of the Lazio Region by a group of video lottery operators. At the hearing of September 29, 2004, the *TAR* of the Lazio Region rejected this suspension request as well. This appeal was then combined with that of SAPAR and FM.

By a judgment issued on May 5, 2005, the *TAR* of the Lazio Region rejected the adverse appeals. Therefore, this judgment of May 5, 2005, also relates to this last appeal.
On November 3, 2005, SAPAR and FM filed the appeal before the Council of State, reiterating the reasons left unacknowledged by the TAR. Lottomatica's counsels believe that the appeal will likewise be rejected. To date, the hearing to discuss the appeal has not yet been fixed.

Instant and traditional lotteries

LOTTOMATICA, as representative of a Temporary Business Combine under formation, took part in the tender called for by *AMMS* to assign services for managing the instant and traditional lotteries.
In a note addressed to LOTTOMATICA dated July 30, 2001, the State Monopolies notified that the tender contract had been awarded to the Lottomatica Temporary Business Combine (made up of LOTTOMATICA as well as SCIENTIFIC GAMES, Arianna 2001 S.p.A., Poligrafico Calcografica & Cartevalori S.p.A., EIS, Tecnost Sistemi S.p.A. and Servizi Base 2001 S.p.A.).
The tender documents have been targeted by a number of contestations which can be summarised as follows:

- *appeal filed by SISAL*: at the hearing on April 10, 2002, Sisal filed its own waiver of the records of the case, thus causing the appeal to be considered unfounded;
- *appeal filed by the CONSIRIUM Consortium under formation* (composed of Autogrill, Gtech Corporation, Oberthur Gaming Technologies and others): the Consortium dismissed its claim at the hearing on June 17, 2003. The appeal was then rejected by the *TAR* of the Lazio Region. The hearing to discuss the merits of the case was held on November 18, 2003, before the Council of State. During the hearing, the Council of State acknowledged the statement submitted by the counsel to Lottomatica regarding the merger by incorporation of Lottomatica into Tyche and the resulting change in company name of the merging company to Lottomatica, and thus declared the dispute suspended pursuant to Article 300 of the Italian Code of Civil Procedure. Only GTECH CORPORATION and OBERTHUR GAMING TECHNOLOGIES s.a.s. served the notice of reinstatement. At the hearing on October 28, 2004, the plaintiff companies asked for the trial to be stricken from the docket;
- *appeal filed by the ESULTALIA Consortium* (composed of SNAI, VENTURINI e C. S.p.A., POSTE ITALIANE and ETI): Poste and ETI took part *ad adiuvandum* in the appeal filed by Snai and Venturini contesting the award on July 30, 2001. At the hearing on May 14, 2003, Poste and ETI asked for the trial to be stricken from the docket. On July 21, 2003, SNAI and VENTURINI notified all subjects involved that it was renouncing its appeal, making it impossible to contest the adjudication following which a proper License Agreement was entered into by the Lottomatica Temporary Business Combine. It should be noted that in December 2002, SNAI, Venturini, Poste


GRUPPO
LOTTOMATICA
giochi e servizi

and ETI requested *AAMS* to proceed to make the award to them. In a note dated January 21, 2003, *AAMS* replied that it was not in a position to make the award until the outcome of the dispute. This note was then challenged by Snai and Venturini as further grounds added to the previous appeal and by Poste and ETI in a separate appeal. On July 17, 2003, Poste and Eti filed a petition for scheduling a hearing to settle the dispute which, as mentioned, referred to the deed of January 21, 2003, in which *AAMS* refused to assign the tender to Esultalia Consortium. Furthermore, on July 25, 2003, Poste and Eti asked the State Monopolies not to rule until the administrative court had issued its judgment.

According to the counsels to Lottomatica, the appeal by Poste and Eti cannot have any effect on the assignment in favor of Lottomatica Temporary Business Combine, which was confirmed and cannot be challenged, also taking into account the waiver of the main appeal by Snai and Venturini. Indeed, Poste and Eti appeal is directed against the note by *AAMS* dated January 21, 2003, stating that it will not make an assignment and not against the assignment.
Again according to the counsels to Lottomatica, the request by Poste and Eti thus proceeds in a direction diametrically opposed to the outcome of the appeal - not to further defer the assignment - and therefore the separate appeal by Poste and ETI can only be resolved by dismissal for lack of merit. Moreover, as confirmed by the counsels to Lottomatica, the deadline has passed for Poste and Eti to contest the confirmation of the assignment in favor of Lottomatica Temporary Business Combine by *AAMS*, thus causing them to lose interest.

Lottomatica / *AAMS* Arbitration

Lottomatica, by availing itself of the arbitration clause provided for by Article 30 of the License, filed a request for arbitration notifying the counterpart the will to refer the settlement of the dispute arisen between the parties as to the concession interpretation referred to in the Ministerial Decree of March 17,1993, to an arbitration board. Lottomatica asked for the Board to ascertain and declare that the initial date for the enforcement of the Lotto Game license granted to it by the Ministerial Decree of March 17, 1993, as amended, is June 8, 1998; accordingly, the license's final deadline is June 8, 2016 (the date when the Permanent Representation of Italy to the European Union of Brussels notified that the infringement procedure No. 91/0619, "Automated Lotto Game" initiated by the European Commission before the Court of Justice against the Republic of Italy had been terminated).
It came to such a conclusion by virtue of the fact that the Ministerial Decree of November 8, 1993, provided that the enforceability of the agreement was conditional on the Court of Justice considering the concession clauses not to be contrary to the Treaty provisions. Therefore, as a consequence of the non-retroactivity of the administrative action, the license would only become effective on June 8, 1998.
Therefore, the Board formed on March 7, 2005, following the application by Lottomatica, declared, by an award issued on August 1, 2005, that the initial date for Lotto concession, granted by the Ministerial Decree of March 17, 1993, as amended and supplemented, is June 8, 1998; accordingly, the relevant final deadline is June 8, 2016.
The Board has deemed the Lotto concession to have been completed through a complex and gradual procedure which has lead to the termination of the Community proceedings with the Commission's favorable opinion only years after the first Ministerial Decree; therefore, the theory of *AAMS*, according to which the license agreement would instead be a condition subsequent, must be disregarded.

On December 15, 2005, *AAMS* served notice of the appeal at the Court of Appeals of Rome for nullity of the award owing to logical defects and breach of rights. The appeal is due to be heard on April 15, 2006.

Interruption of the network service

On June 18, 2005, LOTTO Game wagers collection service was interrupted in an alternate manner, affecting almost all terminals connected to data transmission network managed by BNL-ALBACOM (approximately 14,000 terminals). After reconfiguring the network, during the night between June 18 and 19, 2005, the malfunction was put right and the data transmission lines resumed. *AAMS* calculated that the revenue loss amounted to about 7.5 million Euro and subsequently filed a claim for damages on July 7, 2005. Lottomatica, right from the outset, contested *AAMS'* claim for damages on the basis of a different interpretation of the provisions of the license agreement. Lottomatica, in fact, holds that *AAMS* is only entitled to claim payment of the penalties provided for under the concession - amongst other things only in the case of "each day of delay" in repairing the malfunction "after the first day following reporting it". Since the fault was repaired during the night between June 18 and 19, no penalty would be due. However, on the following August 12, LOTTOMATICA paid *AAMS* the amount that the latter was claiming, while contesting the legitimacy of the claim and reserving the right to bring its case before the appropriate authorities. On September 16, 2005, Lottomatica formally asked *AAMS* to return the amount that it had been paid by way of revenue loss within 15 days, also attaching a copy of the *pro-veritate* opinion issued by its legal counsel (Mr. Carlo Mirabile, Esq.) supporting the abovementioned theories. Lottomatica further reserved the right, in the event that the amount was not paid back, to initiate the arbitration proceeding provided for under the concession agreement. On October 6, 2005, *AAMS* replied to the foregoing note, deeming the request groundless, and stating to have, in any case, informed the Government Lawyers Office of Lottomatica's request to assess and identify any technical procedures. Hence, Lottomatica is, to date, awaiting the Government Lawyers' decision before instituting the threatened arbitration proceedings.

In addition, LOTTOMATICA contested the network service malfunction on June 18, 2005, with the provider BNL Multiservizi, reserving the right to apply the contractual penalties and to claim compensation for further damages that were incurred and to terminate the contract. BNL Multiservizi rejected LOTTOMATICA's claims, declaring that it was not liable for the service malfunction. Lottomatica, further, on September 14, 2005, following payment of € 7.5 million to *AAMS*, requested that BNL Multiservizi immediately pay said sum and initiated the arbitration proceeding to ascertain that the contract has been terminated due to breach of contract by the latter.
Following BNL Multiservizi's further refusal, on November 2, 2005, Lottomatica served BNL Multiservizi itself the document declaring the appointment of its arbitrator, in the person of Professor Berardino Libonati, requesting assessment to terminate the contract, owing to default and negligence of BNL Multiservizi, and ordering BNL Multiservizi to pay Lottomatica the sum of Euro 7,558,648.00, as well as the further damages suffered by Lottomatica itself.

On November 23, 2005, BNL MLS served notice that it had appointed Prof. Salvatore Pescatore as its arbitrator. At the same time it asked that Lottomatica's requests be rejected and that the impact of the third weekly drawing of Lotto and the other services conveyed on to its network be ascertained, quantifying any sums due from Lottomatica in this regard.

To date, the first two arbitrators have not yet appointed the third arbitrator to act as Chairman, and the Board has not therefore yet been formed.


GRUPPO
LOTTOMATICA
giochi e servizi

Sports Pools selection tender (former Coni)

The tender launched by *AAMS* on April 16, 2003, to "select providers for the concession of the activities and public functions related to sports pools as well as any other games tied to sporting events", closed in June 2003, by entering into the license agreements with the three selected operators, including the Consortium formed by Lottomatica, together with Totobit Informatica Software e Sistemi S.p.A., Consorzio Totocom - Agenzie on line - and Telcos S.p.A., has been the object of a number of appeals.

In particular, this procedure has been challenged by Coppini Giorgio & Partners S.a.s. (*TAR* of the Lazio Region), by the sole proprietorship Righetti jointly with other plaintiffs (*TAR* of the Lazio Region) and by MP S.a.s (*TAR* of the Sicily Region). At the hearing on July 23, 2003, the *TAR* of the Lazio Region rejected the request for suspension submitted in the appeals filed by the Companies Righetti + others and Coppini & Partners. As to the appeal filed by MP S.a.s., the *TAR* of the Sicily Region, awaiting the judgments to be issued by the *TAR* of the Lazio Region in the other disputes pending for the same purpose, ordered the *sine die* postponement of the hearing to discuss the provisional remedy. In an order on April 1, 2004, the *TAR* of the Sicily Region ordered that the lawsuit be referred back to the *TAR* of the Lazio Region for jurisdiction.
Other proceedings were initiated by the associations of the CTI and CONARI Totoricevitori, as well as by the operator of a bet collection point, Mrs. Marilena Curcio. The aforementioned plaintiffs have filed an extraordinary appeal with the Head of State asking for the annulment of the Decree issued by the Director General of State Monopolies dated April 10, 2003 (Release of permit to sales outlets for betting pools as well as other any games tied to sporting events).
According to the counsels to the Company, these appeals are not only considered non-viable, but also appear to be groundless.

SUMMONS of FORMULA GIOCHI shareholders

On October 26, 2005, KARISSA HOLDING S.A., CORED INTERNATIONAL S.A, as well as Mr. Massimo MACI, shareholders of Formula Giochi S.p.A. in liquidation (a company operating in the collection of games and bets), served, on its own behalf and on behalf of Formula Giochi, a writ of summons on LOTTOMATICA and SISAL to appear by January 30, 2006, before the Court of Appeals of Rome, requesting to assess the liability of Lottomatica and Sisal themselves for anticompetitive conducts sanctioned by the Competition Authority's decision of November 23, 2004, which, in the plaintiffs' view, was allegedly the cause for (I9 the impossibility to transfer their share of € 3,007,000, (ii) Formula Giochi's impossibility to access the gaming and betting market, provoking an impoverishment of € 34,200,000 of the corporate value of Formula Giochi. Therefore, the plaintiffs, on its own behalf and on behalf of Formula Giochi, requested Lottomatica and Sisal be sentenced to jointly and severally pay damages amounting to a total of Euro 37,207,000.00.
Irrespective of a number of preliminary issues concerning, *inter alia*, the plaintiffs' right of action, the files of the proceeding instituted by the Competition Authority do not demonstrate that Lottomatica's conduct was detrimental to Formula Giochi. On the contrary, the preliminary investigation records, taken verbatim in the Competition Authority's action to close the proceedings and, in particular, the statements delivered during the hearing of November 10, 2003 by the former managing director of Formula Giochi, prove that the "disintegration of the newly-born third pole" is to be ascribed to reasons not attributable to Lottomatica. Lottomatica appeared before the court according to a formal procedure on January 10, 2006. Formula Giochi S.p.A. appeared before the court at the hearing of January

30, 2006, in the person of its liquidator. At the hearing of February 6, 2006, the Court of Appeals allowed the parties 30 days to draw up notes, reserving to fix a date for the next hearing.

APPEAL FOR THE NETWORK TENDER

RTI ALBACOM – FASTWEB, the consortium currently being formed, on October 27, 2005, filed an appeal before the *TAR* of the Lazio Region for annulment, prior to provisional remedy, of all the tender documents related to the concession of the data transmission service on virtual private network for the Lotto Game, called for by Lottomatica S.p.A., also requesting Lottomatica to be sentenced of damages payment.
Lottomatica, by means of its deed for entry of appearance, requested rejection of the plaintiff's claims.
At the hearing of November 23, 2005, the ALBACOM - FASTWEB Temporary Business Combine waived its request for a stay of the proceedings. To date, a date has not yet been fixed for the discussion of the merits of the case.

It should be noted that the Group has not allocated any provisions for risks for the disputes pending as of December 31, 2005, considering that the requests made by its counterparties that can be economically measurable are unfounded.

12. COMMITMENTS

As of December 31, 2005, the Group recognized outstanding commitments totaling €/000 297,289 including *guarantees* of €/000 292,523 and *other commitments* of €/000 4,766.
The most significant items relate to:

- the guarantees given to the telephone (Tim Italia, Vodafone, Wind, H3G) and television companies, regarding the obligations undertaken by Lottomatica Italia Servizi S.p.A. and Totobit S.p.A. under the contracts for automatic top-up service of prepaid services (€/000 171,661);
- the guarantees given by Efibanca and Banca di Roma in favour of the Ministry of Finance regarding the obligations undertaken by Lottomatica S.p.A. to operate Lotto concession (€/000 36,707);
- the guarantee given on behalf of Consorzio Lotterie Nazionali to be enforced on Lottomatica S.p.A. credit lines in favor of *AAMS* regarding the discharge by Consorzio of all obligations deriving from the License Agreement as set out under Article 10 of the License dated October 14, 2003 (€/000 25,823);
- the guarantees (€/000 22,474) given by Lottomatica S.p.A. and Lottomatica Italia Servizi S.p.A. on behalf of the Revenues Agency, in consideration of the credit utilized within the Group VAT procedure;
- the guarantees given to the benefit of RTI Videolot S.p.A. to be enforced on Lottomatica S.p.A. credit lines, in favor of *AAMS* regarding the discharge by RTI Videolot S.p.A. of obligations deriving from the Video lotteries license (€/000 15,385);
- the guarantee given on behalf of Consorzio Lottomatica Giochi Sportivi to be enforced on Lottomatica S.p.A. credit lines in favor of *AAMS* regarding the discharge by Consorzio Giochi Sportivi of all obligations inherent to the game (€/000 15,000);
- the guarantees given by the Group companies to be enforced on Lottomatica S.p.A. credit lines for securities relating to prize competitions (€/000 2,964);
- the guarantees given by Lottomatica S.p.A. for leases (€/000 1,836);
- the guarantees given by Lottomatica S.p.A. in favor of Sogei regarding horse-racing events (€/000 626).

The item "*Others*" amounts to a total of €/000 4,766 and include:

- Three comfort letters (for a maximum of €/000 3,920) given by Lottomatica in favor of its subsidiary company Lis to guarantee performance of the latter's contractual obligations with Juventus Calcio (€/000 2,582), Torino Calcio (€/000 775) and Vicenza Calcio (€/000 258); and one comfort letter given in favor of its subsidiary company PCC (€/000 305).
- Gold coins not collected by the winners of the "Cinquinotto" prize game of Lottomatica S.p.A., deposited with Comit (€/000 120).
- Pcc's commitment to undertake rentals expiring from 1.1.2006 for finance lease agreements entered into for plant and machinery (€/000 726).

Furthermore, it is specified that Lottomatica S.p.A. uses, towards its subsidiaries, €/000 213,074, of which per €/000 94,690 are credit lines granted by Banca Popolare di Bergamo, €/000 60,323 by Banca Antonveneta, €/000 13 by MPS and €/000 45 by Unicredito.

13. Receipts and Payments (Presidential decree No. 560 dated 16.09.1996).

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Presidential Decree No. 560, is discussed below.
This item, equal to €/000 178,225, is made up as follows:

RECEIVABLES
These total €/000 4,065 for the receivable due from the operators of bet collection points in relation to sums collected by them, net of winnings and their commissions.

CASH AND CASH EQUIVALENTS
These amount to €/000 174,160 and reflect the administered receipts held on bank and postal accounts as of December 31, 2005:

- €/000 134,363 on a specific current account held with Banca Intesa S.p.A.;
- €/000 39,797 on a specific postal account.

PAYABLES
These amount to €/000 178,225 and are made up of:

- €/000 148,855 in profits due to the Tax Authorities as of December 31, 2005;
- €/000 12,481 due to the Ministry of Finance's pension fund;
- €/000 270 in amounts to be paid over to the Tax Authorities, equal to the interest income accrued on the specific bank account used for the administration of receipts and payments, net of tax charges and related expenses;
- €/000 6,269 for the premium on the last two drawings made over the period under consideration to be paid out to the licensee;
- €/000 10,350 in winnings not paid as of December 31, 2005.



LIST OF COMPANIES INCLUDED IN THE CONSOLIDATION AREA AS OF 31.12.2005

List of significant Equity Investments as of 31.12.2005
pursuant to Article 120 of Legislative Decree no. 58 as of 24.02.1998
(to be published pursuant to Article 126 of CONSOB resolution No. 11971 of May 14, 1999)

Company name	Activities	HO	Shareholders' Equity (Values in €/000) Equity Capital	Reserves	Results	% ownership	Shareholder	Consolidation method
Lottomatica S.p.A.	State licensee to manage Lotto and other public games	Rome	89,009	328,499	139,404			
Lottomatica Sistemi S.p.A.	Operation of the *Centro di Elaborazione Multizona* (Multi-Area Data Processing Center) in Naples, as well as technical and commercial assistance to the Group	Rome	5,165	3,054	4,286	100%	Lottomatica S.p.A.	Line-by-line
PCC GS S.p.A.	Production and supply of special paper products	TITO (PZ)	21,000	1,291	-350	100%	Lottomatica Sistemi S.p.A.	Line-by-line
Lottomatica Italia Servizi S.p.A.	Citizen, business and ticketing services	Rome	2,582	12,455	11,051	92.5%	Lottomatica S.p.A.	Line-by-line
CartaLIS S.p.A.	Issue of electronic money	Rome	10,000	0	-555	90.0%	Lottomatica Italia Servizi S.p.A	Line-by-line
Totobit Informtica S.p.A.	On-line services for citizens	Milan	3,043	2,412	4,487	100%	Lottomatica Italia Servizi S.p.A.	Line-by-line
TTS Srl	Software development and production to process and develop game systems at bet collection points	Marano di Napoli (NA)	100	-1,121	136	100%	Totobit S.p.A.	Line-by-line
LIS Finanziaria S.p.A.	Financial services management for Lottomatica Group	Milan	1,000	1,188	-154	100%	Totobit S.p.A.	Line-by-line
Sed Multitel S.p.A. (*)	Technological support for remote services for citizens	Milan	800	317	869	75.5%	Totobit S.p.A. / Lottomatica S.p.A.	Line-by-line
Consorzio Giochi Sportivi (**)	Sports pools management and operations	Rome	100	-2	1	89.63%	Lottomatica S.p.A. /Totobit S.p.A.	Line-by-line
Consorzio Lotterie Nazionali	Operation of instant and traditional lotteries	Rome	11,820	-3,446	451	63%	Lottomatica S.p.A.	Line-by-line
Videolot Gestione S.p.A.	Operation of video lottery machines purchased until the 3rd Quarter of 2005 and installed at Central-Southern Italy outlets	Rome	120	2,283	-1,389	100%	Lottomatica S.p.A.	Line-by-line
RTI Videolot S.p.A.	Operation of remote network and direct management of amusement and entertainment machines	Rome	120	4,606	-653	100%	Lottomatica S.p.A.	Line-by-line
Cirmatica Gaming S.A.	Management and administration of financial and equity investments	Barcelona	54,156	75,174	2,545	100%	Lottomatica S.p.A.	Line-by-line
Nova prima S.r.L.	Management and administration of financial and equity investments	Novara	10	0	-3	100%	Lottomatica S.p.A.	Line-by-line
Invest Games S.A.	Management and administration of financial and equity investments	Luxembourg	31			100%	Lottomatica S.p.A./ Nova Prima s.r.l.	

(*): indirectly owned 55.5%
(**): directly owned 4.63%



Analysis of the Balance Sheet as of 31.12.of the Companies included in the consolidation area

Values in thousands of euros	Lottomatica S.p.A.	Consorzio Giochi Sociali	Consorzio Lotterie Nazionali	Cumalit S.A.	Lottomatica Italia Servizi S.p.A.	Lottomatica Sistemi S.p.A.	PCC GS S.p.A.	RTI Videolot S.p.A.	Videolot Gestione S.p.A.	LIS Finanziaria S.p.A.	SED Multitel S.p.A.	Totobit Informatica S.p.A.	TTS srl	Comdata S.p.A.	Nova Pronta srl
Receivables from customers	9,629	1,135	12,212	0	55,109	0	1,108	21,610	2,080	519	0	32,461	109	0	0
Inter-company receivables	61,671	0	0	0	932	6,014	1,141	70	619	691	1,144	4,706	776	0	0
Inventories	5,176	0	4,035	0	268	0	1,150	0	0	0	0	3,603	231	0	0
Receivables from others	9,293	1	156,806	0	15,447	0	9	0	14	65	56	329	201	0	0
Payables to suppliers	104,490	2,111	54,099	0	75,290	159	1,658	4,813	3,066	134	420	68,186	13	294	0
Inter-company payables	-52,624	0	0	0	-7,656	-695	0	-8,360	-290	-70	-33	-2,164	-2,203	-263	0
Payables to others	-15,208	-11	-173,880	-1	-88,142	-1,718	-312	-81	1	-1,913	-53	-1,560	-66	-20	0
Net current assets	-90,648	-996	5,216	-1	-129,334	3,043	1,420	9,426	1,166	-972	644	-21,587	-1,029	-577	31
Property plant and equipment	119,090	0	1,685	0	11,508	22	11,341	3,233	2,093	14	1,395	6,891	76	0	0
Intangible assets	5,116	0	1,407	0	1,300	0	143	674	0	93	240	759	43	0	0
Financial assets	156,155	0	2	0	48,546	20,023	15	0	0	0	0	3,111	0	0	0
Net fixed assets	280,361	0	3,094	0	61,354	20,045	11,499	3,907	2,093	106	1,635	10,761	119	0	0
Provisions for risks and charges	48,869	0	18	0	476	16	526	2,552	93	10	159	551	0	0	0
Staff Severance Fund	5,002	0	0	0	220	1,444	343	0	0	15	37	372	91	0	0
Other assets (liabilities)	-35,154	-428	-4,268	-449	-2,380	-7,537	91	3,542	-7	-4	322	-1,276	-668	-6	0
Net Operating Invested Capital	171,263	-509	12,510	148	-66,302	30,835	11,377	6,239	4,073	-887	1,762	-10,273	-1,133	-571	31
Goodwill	670,577	0	0	0	7,848	0	6,853	0	0	0	0	1,326	0	0	0
NET INVESTED CAPITAL	841,843	-568	12,510	148	-58,454	30,835	18,230	6,239	4,073	-887	1,762	-8,947	-1,133	-571	31
Consolidation difference	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Share capital	86,009	100	11,820	54,150	2,582	5,165	21,000	3,226	120	1,000	800	3,043	100	10,000	10
Reserves	282,479	0	0	73,351	697	3,021	87	1,500	500	1,723	17	2,997	4	0	0
Profits (losses) carried forward	26,446	-2	-3,031	1,023	11,541	33	1,209	0	-2	-34	300	-585	-1,125	0	0
Profit (loss) for the period	149,538	1	835	2,545	11,263	4,286	-368	-653	397	-154	869	4,487	136	-555	-3
Group's shareholders' equity	538,472	99	8,824	131,875	26,087	12,505	21,911	4,073	1,015	2,034	1,986	9,942	-885	9,445	7
Minority interests	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
(Cash/Banks) and Short-term Payables/(Receivables)	-150,564	-1,096	-92,371	-33	-1,001	-39	-3,961	-201	0	-4,993	-1	-3,035	-240	-10,016	24
Medium term Financial Payables/(Receivables)	358,637	1,229	97,057	0	0	0	250	0	0	0	0	443	0	0	0
GROUP Financial (Receivables)	-123,033	0	0	-131,394	-83,540	0	0	-3	0	0	-223	-11,751	0	0	0
GROUP Financial Payables	220,331	0	0	0	0	18,443	0	2,460	3,058	1,972	0	4	0	0	0
Financial coverage	303,371	-667	3,686	-131,427	-84,541	18,330	-3,711	2,166	3,058	-2,921	-224	-18,889	-248	-10,016	24
TOTAL SOURCES	841,843	-568	12,510	148	-58,454	30,835	18,230	6,239	4,073	-887	1,762	-8,947	-1,133	-571	31



Analysis of income results as of 31.12.2005 of the Companies included in the consolidation area

Values in thousands of euros	Lottomatica S.p.A.	Lottomatica Italia Servizi S.p.A.	Totobit Informatica S.p.A.	SED Multitel S.p.A.	US Finanziaria S.p.A.	TTS srl	Cartalis S.p.A.	Consorzio Giochi Sportivi	Consorzio Lotterie Nazionali	Cirmatica S.A.	RTI Videolot S.p.A.	Lottomatica Sistemi S.p.A.	PCC GS S.p.A.	Videolot Gestione S.p.A.	Nova Prima srl
Revenues from sales and services	443,885	42,839	20,022	0	650	341	0	0	54,901	0	3,014	19,754	9,155	1,865	0
Change in inventories	-135	0	73	0	0	-38	0	0	0	0	0	0	-45	0	0
Capitalization of internal construction costs	0	25	0	0	0	0	0	0	0	0	0	0	0	0	0
Other revenues	46,123	1,525	2,598	4,053	712	1,105	0	383	5,336	0	20	470	17	1,786	0
Total revenues	**489.873**	**44.489**	**22.691**	**4.053**	**1.362**	**1.408**	**0**	**383**	**60.237**	**0**	**3.034**	**20.224**	**9.127**	**3.651**	**0**
Costs for goods and services	195,974	18,212	11,080	1,770	1,144	318	577	84	55,998	115	2,742	1,924	4,184	809	2
Change in inventories	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Added value	**293.899**	**26.277**	**11.611**	**2.283**	**218**	**1.090**	**-577**	**299**	**4.239**	**-115**	**292**	**18.300**	**4.943**	**2.842**	**-2**
Labour costs	45,076	2,316	3,229	407	410	599	0	0	0	47	0	9,410	2,605	0	0
Operating charges	22,809	311	92	28	81	51	1	310	330	18	95	9	55	759	1
Other provisions	2,068	160	0	0	10	0	0	0	39	0	106	0	6	0	0
Gross operating margin (EBITDA)	**223.946**	**23.490**	**8.290**	**1.848**	**-283**	**440**	**-578**	**-11**	**3.870**	**-180**	**91**	**8.882**	**2.277**	**2.083**	**-3**
Amortization of intangible assets	5,802	4,574	82	82	17	61	0	0	1,394	0	337	0	106	0	0
Depreciation of property, plant and equipment	29,908	1,404	1,371	337	4	31	0	0	276	0	460	12	2,455	2,152	0
Write-down of fixed assets	4,752	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Write-down of receivables	1,500	0	450	0	0	0	0	0	0	0	0	0	0	0	0
Operating profit (EBIT)	**181.984**	**17.512**	**6.387**	**1.429**	**-304**	**348**	**-578**	**-11**	**2.200**	**-180**	**-706**	**8.870**	**-284**	**-69**	**-3**
Financial income (charges)	23,788	762	276	-1	17	-70	21	15	670	4,095	-81	-906	-74	-27	0
Profit before extraordinary items	**205.772**	**18.274**	**6.663**	**1.428**	**-287**	**278**	**-557**	**4**	**2.870**	**3,915**	**-787**	**7.964**	**-358**	**-96**	**-3**
Value adjustments to financial assets	-544	0	-610	0	0	0	0	0	0	0	0	0	0	0	0
Profit before taxes (EBT)	**205.228**	**18.274**	**6.053**	**1.428**	**-287**	**278**	**-557**	**4**	**2.870**	**3.915**	**-787**	**7.964**	**-358**	**-96**	**-3**
Income taxes for the period	64,690	7,007	1,566	559	-133	142	-2	3	2,035	1,370	-134	3,679	-8	-492	0
Profit (loss) for the period	**140.538**	**11.267**	**4.487**	**869**	**-154**	**136**	**-555**	**1**	**835**	**2.545**	**-653**	**4.286**	**-350**	**396**	**-3**